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06016183

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tele Atlas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 23 2006 E
THOMSON FINANCIAL

FILE NO. 82- 34940 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/22/06



Tele Atlas Find m

AR/S
12-31-05

Annual Report 2005

Contents

Profile	1
Key Figures	2
Information for shareholders	3
Report of the Supervisory Board	4
Statement from the Management Board	6
Corporate Governance	10
Remuneration Report	16
Risk Profile	20
Report of the Management Board	23
Financial Performance	23
Business Developments	26
Supervisory Board and Executive Team	30
Annual Accounts	37
Tele Atlas N.V. consolidated financial statements 2005	37
Other Information	70
Independent auditor's report	70
Appropriation of results	71

Tele Atlas Profile

Tele Atlas is a global leader in digital map data and dynamic content. Our comprehensive database serves as the foundation for many of the world's most important geographic solutions, including personal navigation, automotive navigation applications, and geographic applications in the enterprise and public sector market, such as utility and facility management, land use planning, fleet management, and logistics and environmental analysis and management. In addition, Tele Atlas maps provide the core for many Internet and wireless location based services. Tele Atlas maps provide coverage of [illegible] million kilometers of roadway in 37 countries including nearly 20 million global points of interest (POIs), reaching over [illegible] million addresses and people in Europe and 300 million in North America. Tele Atlas does not develop consumer-based applications, instead, we collaborate with a growing number of leading mobile application and device partners, helping them build their businesses by delivering the most up-to-date geographic content available so their customers can quickly and easily find people, places, products and services. We also work with organizations responsible for some of the world's most critical emergency, business fleet, and infrastructure service applications. These providers are enabled by our map data and dynamic content to help their users quickly deliver life-saving services, and to help their organizations maintain business-critical operations. Our partners depend on Tele Atlas' digital map data, POIs, and dynamic content to deliver valuable products and services in a timely and cost-effective manner.

In 2005, Tele Atlas realized revenues of €200 million. As of December 2005, the Company employed more than 2,300 full-time staff and contract cartographers. Tele Atlas is headquartered in 's-Hertogenbosch, The Netherlands, with offices in [illegible] countries around the world. The Company is listed on the [illegible] Amsterdam Exchange as well as [illegible] of the [illegible] index.



Key Figures

(in millions of euros except for per share information and average number of employees)	2005	2004 [3]	2003	2002	2001
Sales revenues	200.1	127.7	86.5	78.3	70.9
Adjusted EBITDA [1]	14.7	(22.5)	(45.5)	(49.6)	(62.4)
Operating result (EBIT) [2]	(24.2)	(7.5)	(85.7) [4]	(19.0)	(24.2)
Net result [2]	(21.6)	(5.8)	(87.3) [4]	(18.6)	(18.9)
Average number of employees	1,329	1,904	1,865	1,819	1,700
Earnings per share	(0.49)	(0.13)	(2.31)	(0.49)	(0.50)

1 Adjusted EBITDA is the Operating result before capitalization, depreciation and amortization and costs related to IFRS 2 Share Based Payments
2 The result in 2004 and 2005 reflects the result from continuing operations and therefore excludes the result and employees of Tele Atlas India, which was sold in March 2005.
3 Results of GDT were included as of acquisition date (July 2004)
4 Including impairment charge of €62.0 million

Information for shareholders

Tele Atlas' investor relations policy is designed to inform shareholders as fully as possible of the Company's performance. This Annual Report is an expression of that policy. All relevant information, such as quarterly and annual figures, press releases and background information, is also available on the Company's website, www.teleatlas.com. For institutional investors, banks, brokers and their associates, Tele Atlas organizes regular road shows and other informative meetings. The Investor Relations Manager welcomes direct questions from investors and their advisers; call: +31 640 21 60 or e-mail: investor.relations@teleatlas.com.

In November 2005, Tele Atlas successfully completed an offering of around 29 million of its ordinary shares at Euronext Amsterdam in addition to its existing listing at the Frankfurt Stock Exchange. The free float of the Company increased significantly from 21% to 51% of shares outstanding. The offering comprised a sale of around 7 million new shares by Tele Atlas and a sale of over 21 million existing shares by the selling shareholders: IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch, Meritech, TeleSoft Partners and Stanford University.

In Germany, Tele Atlas was included in the TecDax index in 2005, putting the company among the 30 best-performing Technology stocks at the Frankfurt Stock Exchange.

Spread of shareholdings
(on a fully diluted basis as at December 31, 2005)


Bosch
7%
IAM
18%
Free float
51%
TeleSoft
3%
OAK
10%
Meritech
3%

Investor Relations contact persons and telephone numbers

Hardie Morgan (CFO):
tel. +31 73 640 21 60
Jasper Vredegoor (Investor Relations):
tel. +31 73 640 21 60

Stock Exchange listing

Geregelter Markt Frankfurt;
Prime Standard/TecDax
Ticker TA6

Euronext Amsterdam
Ticker TA

ISIN: NL0000233948
WKN: 927101

Dividend policy and dividend proposal

Tele Atlas currently has no plans to distribute a dividend.

Statement on insider dealing

Tele Atlas has drawn up internal regulations governing the trade in Tele Atlas shares by members of staff. They are based on the model regulations issued by the Securities Board of The Netherlands.

Report of the Supervisory Board

Tele Atlas had a very good year with impressive sales growth and a successful offering of its shares on the Euronext Amsterdam Exchange. We are very pleased with the progress made by the Company in 2005.

We hereby present the Annual Report 2005 of Tele Atlas N.V. as prepared by the Management Board. The Consolidated Financial Statements included in this Annual Report have been audited by, and discussed with, Ernst & Young Accountants. Their unqualified report is included on page 68 of the Annual Report. We propose that the shareholders approve the Annual Report 2005 and the treatment of the result contained therein. In accordance with Article 16 of the Company's articles of association, approval will serve to endorse the Management Board's conduct of the Company's affairs and the supervision exercised by the members of the Supervisory Board.

Supervision

Our Supervisory Board held six meetings in 2005, which were also attended by members of the Management Board. Important topics in 2005 were: (i) the Company's strategy, its implementation and the associated risks; (ii) the offering of shares on the Euronext Amsterdam Exchange; (iii) the corporate governance of the Company; and, (iv) the commercial and technical development and the financial performance and position of the Company.

The Company's strategy was discussed by the Board in several informal sessions with the Company's senior management team. The Company is operating in a fast changing environment and the strategy of the Company and the implementation of this strategy were discussed in depth.

The offering of ordinary shares on Euronext Amsterdam, which is in addition to the already existing listing on the Frankfurt Stock Exchange, was an important event for the Company. The transaction, which included a secondary offering by existing shareholders, was the subject of a number of Board discussions.

The Board also discussed the corporate governance structure of the Company on several occasions. The Board attaches great importance to corporate governance as an important path to increased shareholder value. While Tele Atlas' corporate governance structure complies with the principles of Dutch law, the corporate governance structure of the Company has historically been more geared to the interests of shareholders as a result of the financing by a consortium of private shareholders in 2004 and deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code ("Tabaksblat"). In connection with the Euronext Amsterdam listing, several significant changes were made in the Company's governance structure to bring it closer in line with the Tabaksblat code. A detailed report on corporate governance, the changes made in 2005 and the remaining deviations from the Tabaksblat code are set forth on pages 10 to 15 of this Annual Report.

The Board also met in the absence of the Management Board to discuss the functioning of both the Management and Supervisory Boards. We concluded that we are satisfied with the performance of both.

Changes

At the Annual General Shareholder Meeting on June 1, 2006, Mr. von Hebel will step down as a member of the Supervisory Board. Mr. von Hebel represented our shareholder Robert Bosch GmbH, who significantly reduced its share with the offering on the Euronext Amsterdam Exchange in November 2005. The Supervisory Board will put a proposal on the agenda of the Annual General Shareholder Meeting for the appointment of a new member of the Supervisory Board.

Audit Committee

The Audit Committee met on four occasions during the year to perform its primary tasks of discussing the quarterly reports and Annual Report as well as discussing internal risk management and internal control systems. Also, the Audit Committee discussed the audit engagement and the result of the audit with the auditors. The Audit Committee was assigned the task of making a recommendation on the conversion of a contingent loan held by shareholder International Asset Management (IAM) into ordinary shares. In connection with this matter, the committee met several additional times without the presence of IAM representative, Mr. Tjaden, to formulate its recommendation on the conversion. This transaction, which was approved by the Supervisory Board on May 10, 2005, is more fully described in Note 20 of the Financial Statements.

Remuneration Committee

The remuneration of the Management Board and the Company's stock option plan were discussed by the Remuneration Committee, which met on 4 occasions in 2005. A detailed remuneration report is provided on pages 16 to 19 of the Annual Report.

We wish to thank the Management Board and all members of the staff for their hard work in the past year.

's-Hertogenbosch, The Netherlands,
February 28, 2006

Tele Atlas Supervisory Board
Professor Wim Dik, Chairman



Alain De Taeye, Co-Founder and CEO



George Fink, President and COO

Statement from the Management Board

A transformative year

The year 2005 was an important one for Tele Atlas. We laid the foundation for the coming years, both in Europe and North America. We completed our executive management team, continued the integration of the GDT and Tele Atlas databases, built our financial strength, invested heavily in our sales and marketing efforts and developed a strategy that will ensure that we keep a strong foothold in the key emerging growth market of personal navigation.

We made significant progress in combining the datasets and operations of Tele Atlas North America and Geographic Data Technology (GDT) following our 2004 acquisition of GDT. We are currently in the final stages of integrating the GDT database with our North American database to create what we believe will be a North American digital map of the highest quality and coverage. We have integrated into our data collection process GDT's unique data compilation method, using over 50,000 resources worldwide to detect, integrate, and test changes in the road network – which is faster and more cost effective than traditional field survey methods. For the North American market, we rolled out the mobile mapping technology that we broadly adopted in Europe during 2004. This technology, which uses a van equipped with sophisticated electronics and six cameras, greatly improves the efficiency and accuracy of field data collection. In Europe, Tele Atlas received certification to ISO's TS 16949:2002 Automotive Standard, becoming the first geographic content provider to receive this certification for the complete process of designing, developing and producing map data. Combined with our previous ISO 9001:2000 certification in North America, this makes us the first digital map provider with ISO certification over its entire global data production process.

During 2005, we also transferred our Indian operations to long-term service provider Infotech Enterprises Ltd., boosting our mapping flexibility and capacity, and positioning Tele Atlas to take greater advantage of its recent advances in data collection and production.

Finally, the Company continued to expand its position in key business segments. We implemented programs with key North American and European electronics retailers designed to increase the visibility of personal navigation products in the retail channel, and launched an initiative that encourages automotive manufacturers to add personal navigation units as an option for consumers purchasing vehicles.

During 2005, the Company deepened its commitment to its partners. The past year saw record-breaking attendance at our U.S. and European partner conferences, where we announced the launch of Tele Atlas PartnerLink℠, a global extranet that provides our partners with tools and resources to help them maximize their relationship with Tele Atlas and grow their businesses. Shortly after the close of the year, Tele Atlas showcased some of its best personal navigation



partners at 3GSM in Barcelona and the Consumer Electronics Show in Las Vegas.

Strong results

We ended 2005 with €200.1 million in sales revenues, up 57% from 2004 sales of €127.7 million. We are proud to report that growth was realized in all of our major market segments in both Europe and North America, with our major segments, personal navigation and automotive navigation, growing by an impressive 87% and 43% respectively. Our Adjusted EBITDA[1] improved to a profit of €14.7 million from a loss of €22.5 million in 2004. The Company believes that Adjusted EBITDA provides the best measurement of the Company's performance as it eliminates the impact of the large variations in non-cash expense items the Company has experienced since 2004. Cash operating expenses increased by 23% to €185.3 million from €150.2 million, as we continue to invest in building a strong sales and marketing organization, work on the integration of the two databases in North America and invest in ever better and fresher maps. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004, due to the improved Adjusted EBITDA and strong working capital management.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization, and before costs related to IFRS-based payments.

Diverse markets

In the past year, we experienced growth in all of our major market segments. In the personal navigation market, our partners – including such industry leaders as TomTom, Mitac, ViaMichelin, Destinator Technologies, gate5, Wayfinder, TeleType, Cobra, Pharos and Navman – introduced a variety of new devices during the year that fueled growth. We supported these partners by continuing to focus marketing resources on the European and North American retail channels to drive consumer adoption of personal navigation devices.

Revenues per segment in millions of euros


70
60
50
40
30
20
10
0
In-car navigation
Data products navigation
Personal navigation
Enterprise and government
Other segments
2004
2005

The automotive navigation market, currently characterized by low penetration rates and healthy consumer demand, represents a significant growth opportunity for Tele Atlas. Our relationships with industry-leading automotive navigation partners, such as Blaupunkt, Harman/Becker, Pioneer, Siemens VDO and DENSO, put us in a strong position to take advantage of this growth in demand.

We also experienced strong growth in the enterprise/public sector market in 2005 as we both expanded the number of Tele Atlas customers in the segment and increased sales to our existing customers. In addition to purchasing our data, enterprise/public sector customers also serve as an important source of information on changes to the road network.

While the Internet market currently represents a relatively small source of revenue for Tele Atlas, the rapid introduction of new mapping products among Internet companies leads us to believe that this segment will become increasingly important in the future. With partners like Google, Yahoo!, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market.

A stronger portfolio

During the past fiscal year, Tele Atlas announced a variety of important product and technology enhancements. We strengthened our Premium POI (Points of Interest) program, which provides millions of validated and accurately located POIs, introduced more three-dimensional landmarks, and launched our Brand Icon program, which gives users of Tele Atlas-powered solutions the ability to quickly and accurately identify popular POIs by brand. In addition, the new Point Address capability within our database pinpoints street addresses to a physical building, site, or parcel, allowing developers to greatly enhance the value and usefulness of their geolocation and navigation products. Tele Atlas has also developed truck routing database capabilities for the US and Canada that help truckers plan safe and efficient routes.

In October, we acquired our mobile mapping partner, Warsaw-based PPWK GeoInvent, whose innovative systems allow us to collect information about specific road details and actual images of streets, storefronts, road signs, and complex intersections faster than with traditional field data collection methods. This acquisition will further strengthen the quality, coverage and accuracy of our database. We also continued expanding our coverage into new markets, with additional coverage in Eastern Europe, Russia and Turkey. In the Asia-Pacific and Middle-East region, Tele Atlas further expanded its existing map coverage in Singapore and Hong Kong, with map data coverage in the United Arab Emirates as well as Malaysia. A map data partnership was signed in Thailand that will result in first product releases in the course of 2006. Through its Joint Venture in China, Navigation Information Co., Tele Atlas also began its first product offerings for China. The technology license partner in Australia, Sensis, that supplies map data products in the standard Tele Atlas product formats, expanded its existing map data coverage to include New Zealand.

A solid financial foundation

Tele Atlas completed a follow-on share offering on the Euronext Amsterdam Exchange in November. The new listing, which is in addition to our listing on the Frankfurt Exchange, allowed us to list Tele Atlas in its home market, increase the liquidity of the Company's stock, raise capital to fund future growth initiatives, and enhance the Company's profile in the financial community. The offering totaled €537 million, before deduction of offering costs, of which €403 million was from the sale of shares by selling shareholders and €134 million was from the sale of new ordinary shares by the Company. The Company's proceeds are to be used for general corporate purposes including acquisition of companies with map data in territories where we plan to expand; acquisition or investment in businesses, products or technologies that complement our core business and our core technology; and as working capital. As a result of the increased liquidity resulting from this transaction, the number of financial analysts following the Company has grown from 4 to 13, leading to increased exposure for Tele Atlas in the financial markets. Due to the Company's strong share price performance, Tele Atlas has also been promoted to the TecDax, which ranks the 30 top-performing technology companies on the Frankfurt Stock

Exchange. Thanks to excellent performance, the inclusion in the TecDax, and the new listing, the Company's market capitalization grew by over €1.0 billion to over €2.0 billion in 2005.

Corporate governance

Tele Atlas has been listed on the Frankfurt Stock Exchange since 2000 and on the Euronext Amsterdam Exchange since November, 2005. Our corporate seat is in The Netherlands, and we therefore follow the Dutch corporate governance code. Tele Atlas attaches great importance to corporate governance as an important path to increased shareholder value. Today we do not fully comply with the Dutch corporate governance code ("Tabaksblat"), largely as a result of the governance structure put into place in connection with the funding we received in 2004 by a group of private investors. During 2005, we made several significant changes to bring us closer to compliance with the Tabaksblat code, and we will continue to eliminate many of the remaining differences in the coming few years. We refer to pages 10 to 15 for more information on this topic.

Well-positioned for the future

The digital mapping industry has continued to benefit from rapid and pervasive technological enhancements. GPS chips are more powerful, color displays more functional – and both are less expensive and require less power to operate than ever before. Wireless broadband continues to grow in speed and coverage. This has fueled a wave of innovation, allowing Tele Atlas' partners to deliver digital maps through a new class of mobile devices that include smart phones, personal digital assistants (PDAs), and dedicated personal navigation systems. Advancements in point of interest (POI) availability, Internet search, dynamic content, and speech enablement have resulted in digital maps that are richer and more useful.

Tele Atlas will continue to invest in enhancing the coverage, content and quality of its database. We'll improve the accuracy and timeliness of our maps through innovations such as mobile mapping and our unique compilation method, and will provide greater content richness by partnering with leading data providers.

Outlook

Based on the results of 2005 and our current expectations for 2006, and in the absence of unforeseen circumstances, during 2006 we expect revenues to grow to approximately €250 million and Adjusted EBITDA to increase to approximately €40 million. This excludes the impact of any acquisitions which may be completed in 2006. For the longer term, our current expectation is that we can grow revenues in excess of 20% on an annual basis for the next several years and that our Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue. This outlook is based on our current circumstances and expectations of future market and business, and is subject to revision.

We look back with great satisfaction and forward with much confidence. We would like to thank all of our employees, Supervisory Board members and shareholders for their commitment in 2005, and look forward to continued success in 2006.

's-Hertogenbosch, The Netherlands February 28, 2006
Alain De Taeye
Co-Founder and Chief Executive Officer

George Fink
President and Chief Operating Officer

Corporate Governance

Corporate governance structure

In July of 2004, Tele Atlas issued $210 million in convertible preferred shares to a number of United States private equity firms led by Oak Investment Partners and New Enterprise Associates (NEA), as well as existing shareholder International Asset Management (IAM). As a result of this transaction, this investor consortium owned the majority of our share capital. In connection with the July 2004 financing the Company executed a shareholder agreement with these investors granting certain rights such as a board representation. As a result of the Public Offering described elsewhere in this Annual Report, the percentage shareholding of these investors decreased significantly and the shareholder agreement was terminated, eliminating the special rights of the investor group. While these and other improvements to its corporate governance structure moved Tele Atlas closer to compliance with the Tabaksblat code the corporate governance of Tele Atlas still deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code. These principles and practices are applicable to all listed companies organized under the laws of the Netherlands on a "comply or explain" principle.

The most important differences between the principles and best practice provisions laid down in the Dutch Corporate Governance Code and Tele Atlas' corporate governance structure are as follows.

- While Tele Atlas continues to have a two-tier board system with a Supervisory Board and a Management Board, the Supervisory Board plays a much more active role in monitoring the operations of the company and the determination of its strategy than is normal for a Dutch corporation.
- In order to ensure the alignment of the interests of the Company with the interests of shareholders, and to maintain a major focus on shareholder value, we do not apply best practice provisions III.2.1, which provides that the Supervisory Board members should be independent, except for one member. We have a Supervisory Board consisting of seven members, of which two are not independent within the meaning of the Code. Prior to the Global Offering of Tele Atlas shares in November 2005, four members of the Supervisory Board were considered non-independent. The current members of the Supervisory Board were appointed by our General Meeting of Shareholders in May of 2004 on the nomination of the then major shareholders, Oak, NEA, IAM and Robert Bosch, pursuant to a shareholders' agreement among these shareholders that provided the right to certain shareholders to nominate candidates for appointment to the Supervisory Board. This agreement has terminated and appointment and election of Supervisory Board members (including the reappointment of existing members if appropriate) will be governed by the Company's articles of association. The Supervisory Board has drawn up a profile of its optimal composition based on which any future appointments will be evaluated. This profile is available on the Company's Website. The Company is in the process of recruiting a formal secretary of the Supervisory Board.
- We partly deviate from best practice provisions II.2.1 and 2.2, which provide that options to acquire shares are conditional and become unconditional only when the Management Board have fulfilled predetermined performance criteria after a period of at least three years, and that options that do not have such performance objectives shall not be exercisable for three years from the date of grant. We have to recruit the members of our Management Board in a competitive international environment. Members of our Management Board have been granted options that vest quarterly over a period of four years and can be exercised immediately upon vesting. All options are granted with an option price equal to the fair value of the underlying shares at the time of the grant. This type of option arrangement is typical of American companies who operate similar businesses to ours. As the United States is an important jurisdiction from which we recruit members of our Management Board, we believe that granting of such options enables us

to attract and retain high caliber members of our Management Board.

- We will not apply best practice provision III.7.1, which provides that members of the Supervisory Board will not receive shares or rights to acquire shares by way of remuneration. We also have to recruit the members of our Supervisory Board in a competitive international environment. Members of the Supervisory Board that so elect may receive their compensation in options for our ordinary shares in lieu of certain cash compensation. For the same reason, we also deviate from best practice provision III.7.3, which provides, among others, that the Supervisory Board shall adopt a set of regulations containing rules governing ownership and transactions in securities by members of the Supervisory Board, other than securities issued by their "own company." Our members of the Supervisory Board are not restricted from investing in securities issued by other companies, other than those of direct competitors;
- Prior to the approval of the amended articles of association in October and the completion of the offering in November 2005, the holders of the convertible preferred shares of Tele Atlas had approval rights under the articles of association of the Company for certain types of corporate transactions. In connection with the offering, all preferred A shares and any rights related thereto were abolished.

The **Management Board** is appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner, the shareholders meeting is free to make the appointment. The Management Board is responsible for the management of the Company. The shareholders meeting may give instructions on the general lines of financial, social, economic, and employment policies to be given by the shareholders meeting. The Management Board consists of a Chief Executive Officer and a President/Chief Operating Officer. The Supervisory Board appoints the Chief Executive Officer who acts as chairman of the Management Board. The articles of association provide that the Supervisory Board may require that certain Management Board decisions be submitted to the Supervisory Board for approval, and that certain decisions require approval by the shareholders meeting.

Management Board members may be suspended or dismissed by the shareholders meeting provided the resolution is passed by at least two-thirds of the votes cast, representing more than half the issued capital, unless the proposal concerned has been made by the Supervisory Board, in which case no quorum or quota requirements apply.

The general remuneration policy of the Management Board will be adopted by the shareholders meeting. The remuneration of each member of the Management Board will be determined by the Supervisory Board with due observance of the policy. Share plans and options plans of members of the Management Board must be submitted by the Supervisory Board to the shareholders meeting for approval.

Management Board members must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the chairman of the Supervisory Board and all other members of the Management Board who shall decide, without the member present, whether there is a conflict of interest.

The members of the Management Board are supervised and advised by the **Supervisory Board**, who are formally appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner the shareholders meeting is free to make the appointment. Members of the Supervisory Board may be appointed for a maximum of three four-year terms.

The Supervisory Board supervises the conduct of, and provides advice to, the Management Board and supervises the business generally. In performing their duties, all members of the Supervisory Board, including those affiliated with a shareholder, are to act in the best interests of the business as a whole. The Management Board shall provide the Supervisory Board with the information it needs for the performance of its tasks and the Supervisory Board shall at any time have access to all buildings and premises in use by the Company and is entitled to inspect all of the Company's books and records. The Supervisory Board members appoint one of their number as Chairman and one member as Deputy Chairman. All Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. Supervisory Board members may be suspended or dismissed by the shareholders meeting at any time provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.

The Supervisory Board adopts resolutions of the Supervisory Board by an absolute majority of the total number of votes cast.

The remuneration of the Supervisory Board is determined by the shareholders meeting.

The Supervisory Board has developed rules that outline its responsibilities, its operating procedures and its relationship with the Management Board and the shareholders meeting. The rules are available on the Company's Website: www.teleatlas.com.

The Supervisory Board meets at least four times a year, with the Management Board and other members of the Company's senior management team present, unless the Supervisory Board decides otherwise, to discuss Company strategy, as well as the risks of business. The Supervisory Board shall discuss at least once a year its own functioning, as well as the functioning of the Management Board, the corporate strategy and risks of the business and the budget for the financial year. The Supervisory Board has established an Audit Committee, a Remuneration Committee, and a Nominating Committee.

The **Audit Committee** assists the Board in monitoring the systems of internal controls, the integrity of the financial reporting process, and the financial statements and reports of the Company; assessing and mitigating business and financial risks to the Company; the application of information technology within the Company; and the compliance by the Company with legal and regulatory requirements. The role and responsibility of the Audit Committee, as well as the composition and the manner in which it discharges its duties, have been laid down in an Audit Committee charter, which is available on the Company's Website www.teleatlas.com. The responsibilities of the Audit Committee include (i) reviewing and assuring the independence of the firm serving as the Company's independent accountant, (ii) requiring the independent accountant to report all critical accounting policies and practices used by the Company as well as available alternative treatments and other material written communications between the independent accountant and the Company, (iii) reviewing with the Company and the independent accountant (to the extent the independent accountant performs services in connection with the reports) all interim and financial reports, (iv) reviewing with the independent accountants, in advance of the annual audit, the audit scope and plan, (v) discussing with the independent accountant at the completion of the annual audit the financial statements and related footnotes, the audit and the report thereon, their judgement about the quality of the Company's accounting principles, changes in the audit plan or difficulties encountered during the audit and discussing other matters related to the conduct of the audit. Meetings of the Audit Committee are generally attended by the CFO, the VP Finance and Controlling and the VP Risk Management.

The **Remuneration Committee** advises the Supervisory Board on the remuneration of the Management Board and monitors the remuneration policy, including the fixed remuneration, the shares and/or options to be granted, other variable remuneration components and other benefits, as well as the performance criteria and their application. The rules of the Remuneration Committee, as well as the composition and the manner in which it discharges its duties, have been laid down in the Rules for the Remuneration Committee, which are available on the Company's Website: www.teleatlas.com. The Remuneration Committee consists of at least three members. The chairman of the Remuneration Committee is not the chairman of the Supervisory Board or a former member of the Management Board or a member of the Supervisory Board who is a member of the management board of another listed company.

The **Nominating Committee** advises the Supervisory Board on the appointment and termination of members of the Management Board and periodically assesses the functioning of members of the Supervisory Board and Management Board. The Nominating Committee consists of at least three members. The rules of the Nominating Committee as well as the composition and the manner in which it discharges its duties have been laid down in the Rules for the Nominating Committee, which are available on the Company's Website: www.teleatlas.com.

The remuneration of the Supervisory Board members is €40,000 for the Chairman and €30,000 for the other members. The remuneration of the committee members was set at €1,000 per committee meeting. Supervisory Board members may opt to receive stock options in lieu of receiving cash. The remuneration of the Management Board and the Supervisory Board and their share and option positions are disclosed on pages 16 to 19 and 67 of this report.

The **shareholders meeting** is convened at least once a year, within six months of the end of the financial year, to consider among others, the Annual Report and the discharge of the members of the Management Board and the Supervisory Board. The shareholders meeting also appoints the auditor. Decisions are taken by an absolute majority of the votes, cast except in those cases in which the law or the articles of association of the Company require a greater majority, with one vote being attached to each share.

Compliance with Dutch Corporate Governance Code

Apart from the differences between the corporate governance of Tele Atlas and the Dutch corporate governance code that are described earlier in this chapter, there are a number of other principles or best practices where the Company does not fully comply. These deviations are listed below.

- We deviate from best practice provision II.1.1, which provides that members of the Management Board may be appointed for a maximum term of four years at a time. Our current members of the Management Board were appointed for an indefinite period prior to the establishment of the Code. We will apply this best practice provision in respect of any new member of our Management Board who is appointed in the future.
- We deviate from best practice provision II.2.7, which provides that the maximum remuneration in the event of a dismissal is one year's base salary. The employment agreement with Alain De Taeye, the Chairman of our Management Board and CEO, provides that in the event of a termination of his employment agreement by us, other than in case of urgent cause (dringende reden), or termination due to acts, defaults or negligence of Alain De Taeye, he will be entitled to an amount equal to 1/6 of his annual compensation for each full year of service, with a maximum of three times the annual compensation. The Company believes that this exception is warranted given Mr. De Taeye's role in founding the Company and his subsequent service in excess of twenty years.
- We do not apply best practice provision III.3.3, which requires that appointed Supervisory Board members be subject to an introduction program designed to educate them about our activities and their resulting duties and responsibilities, and that an annual review

be conducted to identify any aspects with regard to which they require further training or education during their services as Supervisory Board members. We provide persons nominated for appointment to our Supervisory Board with full information on us and our business. We therefore do not intend to establish a training program for Supervisory Board members in the near future and will not establish an annual review process to identify any aspects for which the Supervisory Board members require further training or education during their period of appointment.

- We will deviate from best practice provision IV.1.1, which provides that a company's general meeting of shareholders may pass a resolution to (i) set aside the binding nature of a nomination for the appointment of a member of the management board or the supervisory board and (ii) dismiss a member of the management board or supervisory board, by an absolute majority of the votes cast, representing at least one-third of the issued share capital. Our articles of association provide that a binding nomination for the appointment of members of our Management Board or of our Supervisory Board may only be set aside by a resolution of the shareholders meeting passed with a two-thirds majority representing more than 50% of our issued share capital, unless the proposal concerned has been made by the Supervisory Board, in which case no quorum or quota requirements apply, or such lower majority or quorum as Dutch law will permit to require for overriding a binding nomination. Further, our articles of association provide that a member of our Management Board or our Supervisory Board may only be dismissed by a General Meeting of Shareholders with a majority of at least two-thirds of the votes cast at a meeting at which more than 50% of our issued share capital is represented. We believe that maintaining continuity in our Management Board and Supervisory Board is critical for delivering long term shareholder value. We would like to protect our stakeholders against a sudden change in management by maintaining the qualified majority and voting quorum requirement, which is allowed under Dutch law.
- We partially comply with best practice provision IV.3.1. We attempt to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. We meet with many investors, potential investors and analysts during the course of the year. We feel it is not practical to announce these meetings in advance or to make provisions for all shareholders to follow these meetings and presentations in real time. We restrict the information presented in these meetings to publicly-available material. Investors may listen in on the press and analyst conference call given at the publication of our annual figures and our first, second and third quarter results. Recordings of these calls are available on our Website as are copies of presentations made to investors and analysts.

The Company is in the process of installing an internal risk management and control system as required by the Code, but such implementation is not yet complete. The Company's Management Board is in full compliance with the restrictions on the outside activities of Management Board members.

The articles of association, the Rules of the Supervisory Board, the Rules of the Management Board, which include certain restrictions on outside activities for the members of the Management Board, the Company's Code of Ethics, and the procedure for employees of the Company to confidentially file complaints may all be inspected on the Company's website: www.teleatlas.com.



Investor Relations policy

Tele Atlas conducts an active Investor Relations policy to ensure the regular and comprehensive provision of information to shareholders regarding the Company's performance. The Chief Executive Officer and the Chief Financial Officer have primary responsibility for relations with shareholders, other providers of capital, their advisors and intermediaries and financial journalists. The Investor Relations policy is geared to the proper and timely provision of information that enables well-founded investment decisions to be taken in respect of Tele Atlas. In addition to the financial results and prospects, the information considers strategic choices and objectives and relevant social and technological developments. The Company uses all appropriate communications media. Of central importance is the Annual Report, supplemented with regular press releases, road shows and other informative meetings for investors and analysts. All relevant information, including quarterly and annual figures, press releases and IR presentations, is available on the Website: www.teleatlas.com.

Tele Atlas attaches great importance to fair disclosure, ensuring that all target groups receive the same information at the same time. Tele Atlas therefore cooperates with service providers that guarantee that stock exchanges, regulatory agencies and the professional public receive news timely and correctly. Private investors also have access to the latest news and developments on the Website, and can subscribe to an e-mail distribution system that circulates the most important news. All stock exchange announcements made by Tele Atlas are posted online.

Tele Atlas holds a press and analyst conference call upon the publication of its annual figures and organizes conference calls for analysts and institutional investors on the announcement of its first, second and third quarter results. All of these calls are broadcast live on the Internet and are accessible to the public.

Direct questions from investors are welcome;
please contact Jasper Vredegoor,
telephone: +31 73 640 21 60
E-mail: investor.relations@teleatlas.com

Remuneration Report

Introduction

In accordance with our articles of association, the remuneration of members of the Management Board is the responsibility of the Supervisory Board, subject to the adoption of the remuneration policy by the shareholders meeting. The Remuneration Committee of the Supervisory Board is charged with the development of the remuneration policy and the recommendation to the Supervisory Board of the remuneration of individual members of the Management Board.

The Remuneration Committee consists of at least three members of the Supervisory Board, one of which is to be designated as Chairman. At present, the members are: Mr. Cotton (Chairman), Mr. Carano, Mr. Morris and Mr. Tjaden.

Remuneration policy for the Management Board

The following sets forth the remuneration policy for members of the Management Board as adopted by the Supervisory Board and approved by the shareholders at the General Meeting of Shareholders held on May 9, 2005. This policy is also generally applied to members of the Tele Atlas senior executive team that are not members of the Management Board.

Term of appointment and employment contracts

The members of the Management Board appointed before July 2004 each have a non defined term of employment. As from July, 2004, new members of the Management Board are appointed for a period of four years. On expiry of the four-year term, a member of the Management Board may be re-appointed for successive terms of not more than four years. In case of a re-appointment, the performance of the candidate as a member of the Management Board is taken into account.

Objective of Remuneration Policy

The objective of the policy is to provide a compensation program that allows the Company to attract, retain and motivate members of the Management Board who have character traits, skills and background to successfully lead and manage a global enterprise and to reward them based on individual and Company performance. The remuneration policy is designed to balance short-term operating performance and the long-term growth in shareholder value.

Remuneration Elements

The remuneration for members of the Management Board is comprised of the following elements:

- Base salary and other periodic compensation and benefits, such as health insurance, car allowances, etc. Throughout the policy this compensation is referred to as base compensation.
- Short-term incentive compensation.
- Long-term equity based compensation in the form of options.

The Company traditionally has not formally compared the compensation of its Management Board to a reference set of companies. Instead, it has relied on salary surveys conducted among companies similar in nature to Tele Atlas, as well as its human resource staff and Supervisory Board members' knowledge of compensation trends in companies similar to the Company. Since the majority of the Company's management team is from the United States, the Company bases much of its remuneration policies on typical practices for U.S. companies that are similar to the Company. The Company does not grant loans to Management Board members, except for expense advances in accordance with the Company's standard travel policy, and tax equalization advances to equalize the tax situation of Management Board members who incur taxes outside their home country as a result of their membership of the Company's Management Board.

Base Compensation

The Company goal is to pay a base salary near the median relative to similarly situated companies. Other components of base compensation include:

- Medical, dental, and disability insurance – U.S. Management Board members receive the same medical, dental and disability insurance benefits as all U.S. employees. European Management Board members receive the same medical and dental insurance as European employees in the country where they are employed. Additional disability insurance is provided.

- Life insurance – U.S. Management Board members receive the same life insurance benefits as all U.S. employees. European Management Board members receive the same life insurance benefits as European employees in the country where they are employed.
- Car allowance – European Management Board members are subject to the European company car policy.
- Temporary housing expenses – when Management Board members are assigned in locations away from their permanent residence, the Company may pay temporary housing expenses to offset the additional costs the member incurs as a result of maintaining two households.
- Retirement plan contribution – U.S. Management Board members receive the same retirement benefits as all U.S. employees. European Management Board members receive a retirement plan contribution which is substantially in line with European employees in the country where they are employed.

Short Term Incentive Compensation

The Company has a short-term incentive program that pays members of the Management Board, as well as other members of executive management, based on the Company's performance versus its annual plan. For 2005 and 2006 the plan uses the following factors and weightings.

The annual plan is approved by the Supervisory Board

Factor	Weighting 2005	Weighting 2006
Revenue	50%	25%
Adjusted EBITDA	25%	50%
Cash flow from operations	25%	25%

at the beginning of each year. Participants receive points for performance above or below a particular factor in accordance with a table established by the Supervisory Board each year. Bonuses are paid based on the following formula:

Actual Bonus = Target Bonus x Bonus Points / 100.

The 2005 and 2006 target bonus for Management Board members is 60% of salary. The point table used to determine the increase or decrease above or below each target for 2005 is reproduced below.

Revenues		EBITDA		Cash Flow	
% Target	**Points**	**% Target**	**Points**	**% Target**	**Points**
-10.0%	0	-50.0%	0	-50.0%	0
-9.0%	8	-45.0%	4	-45.0%	4
-8.0%	16	-40.0%	8	-40.0%	8
-7.0%	24	-35.0%	12	-35.0%	12
-6.0%	32	-30.0%	16	-30.0%	16
-5.0%	40	-25.0%	20	-25.0%	20
-4.0%	42	-20.0%	21	-20.0%	21
-3.0%	44	-15.0%	22	-15.0%	22
-2.0%	46	-10.0%	23	-10.0%	23
-1.0%	48	-5.0%	24	-5.0%	24
0.0%	50	0.0%	25	0.0%	25
2.0%	52	8.0%	26	8.0%	26
4.0%	55	16.0%	27	16.0%	27
6.0%	60	24.0%	28	24.0%	28
8.0%	70	32.0%	29	32.0%	29
10.0%	80	40.0%	30	40.0%	30
12.0%	90	48.0%	32	48.0%	32
14.0%	100	56.0%	34	56.0%	34
16.0%	110	64.0%	36	64.0%	36
18.0%	120	72.0%	38	72.0%	38
20.0%	130	80.0%	40	80.0%	40
22.0%	140	88.0%	42	88.0%	42
24.0%	150	96.0%	44	96.0%	44
26.0%	160	104.0%	46	104.0%	46
28.0%	170	112.0%	48	112.0%	48
30.0%	180	120.0%	50	120.0%	50

Points for performance beyond those contained in the points table are at the discretion of the Supervisory Board.

In addition to the short-term incentive program described above, the Supervisory Board has in the past granted discretionary bonuses for accomplishment of specific objectives, and may do so in the future.

Long-Term Equity Based Compensation

The Company has, pursuant to a resolution adopted by the shareholders meeting in May, 2004, established a stock option plan for key employees that encompasses 8,927,277 ordinary shares. The formal plan documents were approved at the Annual General Meeting of Shareholders on May 9, 2005. The Supervisory Board has established the following parameters for options granted to Management Board members and other executives:

- Option term – 10 years from date of grant.
- Option exercise price – closing price of the shares on the date of grant.
- Vesting – quarterly over a four-year period.

Vesting of the options is not performance based, as this is not typical in the U.S. and the majority of the Company's management team has been recruited from the U.S.

Both members of the Company's Management Board have been granted options on 1,075,000 shares, including 75,000 shares each in 2005. The Supervisory Board may decide to issue additional options at any time.

Remuneration of Management Board Members in 2005

Currently the Management Board consists of two members, Alain De Taeye, Chief Executive Officer and George Fink, President and Chief Operating Officer.

In 2005, the remuneration including pension and other benefits, but excluding social security contributions and expense reimbursements paid to current Management Board members amounted to €1,112,146. In calculating the 2005 Euro amounts of amounts paid in USD, an average rate of 1.25 (2004: 1.24) was used.

Table 1 sets forth the remuneration of members of the Management Board for 2005 and 2004.

Base Compensation

Table 2 sets forth the components of 2005 base compensation of current Management Board members.

table 1

In euros	2005 Base Compensation	2005 Short-term incentives	2005 Total	2004 Total
Alain De Taeye	302,215	176,500	481,715	431,997
George Fink	258,631	371,800	630,431	475,747
Total Members	**563,846**	**548,300**	**1,112,146**	**907,744**

table 2

In euros	Base Salary	Pension Contributions	Other Benefits	Other Payments[1]	Total
Alain De Taeye	260,104	28,000	17,111	-	305,215
George Fink	233,831	7,200	10,400	7,200	258,631
Total Members	**493,935**	**35,200**	**27,511**	**7,200**	**563,846**

[1] Includes temporary living expenses for Mr. Fink.

Short Term Incentive Compensation

In 2005, €388,300 was paid to current members of the Management Board for 2004 performance under the Company's Short Term Incentive Program for Mr. De Taeye, the 2005 at-target bonus was 60% of his base salary, or €156,062, and for Mr. Fink the at-target bonus was 60% of his base salary, or $174,900. For 2005, the Company achieved 119% of its revenue target, 217% of its EBITDA target and exceeded its cash flow target by €11.8 million. As a result, the current members of the Management Board accrued 225 points, which resulted in the earning of a bonus equal to 225% of the on-plan bonus amount. Based on this, the following amounts have been accrued in 2005 and will be paid in 2006:

In euros	Amount	% of Base Salary
Alain De Taeye	351,140	135%
George Fink	314,820	135%
Total Members	**665,960**	

In addition, pursuant to a plan approved by the Supervisory Board in 2004, Mr. Fink received a bonus of $200,000 based on the Company's realization of a quarter of positive EBITDA. In addition, as part of the same plan, the Supervisory Board approved the payment of a bonus of $100,000 on Mr. Fink's permanent relocation to the Northeast U.S. This relocation is expected to occur in early 2006.

Long Term Equity Based Compensation

During 2005, the Company granted options on 150,000 shares to members of the Management Board. 150,000 options were exercised by members of the Management Board. The table below sets forth the option position of each Management Board member.

The exercise prices for all options were equal to the closing price on the day of grant.

	Plan	Beginning Balance	2005 Activity Granted	2005 Activity Exercised	Ending Balance	Exercise Price	Vested Options	Remaining Life (yrs)
Alain De Taeye	2003	300,000		275,000	25,000	0.99	25,000	2.3
	2004	700,000			700,000	5.54	262,500	8.5
	2005		75,000		75,000	17.85	9,375	9.5
	Total	**1,000,000**	**75,000**	**275,000**	**800,000**	**6.55**	**296,875**	
George Fink	2003	300,000		275,000	25,000	0.99	25,000	2.3
	2004	700,000			700,000	5.54	262,500	8.5
	2005		75,000		75,000	17.85	9,375	9.5
	Total	**1,000,000**	**75,000**	**275,000**	**800,000**	**6.55**	**296,875**	
All Members	2003	600,000		550,000	50,000	0.99	50,000	2.3
	2004	1,400,000			1,400,000	5.54	525,000	8.5
	2005		150,000		150,000	17.85	18,750	9.5
	Total	**2,000,000**	**150,000**	**550,000**	**1,600,000**	**6.55**	**593,750**	

Risk Profile

Tele Atlas, like any other business, is exposed to the commercial, technical and financial risks inherent in its business. Such risks are mitigated by the fact that the Company's products are used in a wide variety of regions and markets. Tele Atlas' strategy as an enabler, concentrating on the development of digital map databases for a variety of partners, is in itself an excellent means to spread risks.

We derive a significant amount of our revenues from a limited number of key customers.

A significant amount of our revenues are dependent on a few key customers. In the year ending December 31, 2005 our top two customers, TomTom and Blaupunkt GmbH ("Blaupunkt"), accounted for approximately 17% and 12% of our total revenues respectively. Blaupunkt is a wholly owned subsidiary of Robert Bosch GmbH ("Bosch"), one of our shareholders, who owns approximately 7% of our issued and outstanding shares as at December 31, 2005.

Our inability to maintain or update our database or control errors could harm our reputation, increase our costs or adversely affect our ability to sell our products.

The database from which we derive our products requires constant maintenance and updating, which is a complex process that is subject to error. We have procedures in place and training programs for our staff to maintain and update our database and to ensure our data continues to meet the requirements of applications developers, hardware manufacturers and ultimately end users. There is no assurance that our procedures and programs for maintaining and updating our digital map database are sufficient to maintain the standard of quality expected by application developers, hardware manufacturers and end users.

Our revenues are derived substantially from the licence fees we charge for the use of our map data. Declines in these licence fees due to price reductions or other factors would adversely impact our revenues.

Prices for navigation products have declined recently and end users are generally expecting the price of personal navigation devices and automotive navigation systems to continue to fall. We have experienced, and it is likely that we will continue to experience, decreases in the licence fees we are able to charge our customers as they face increasing competition and attempt to cut costs.

Our growth will depend in part on adding new geographic areas to our database, which can require significant expenditure in advance of revenues.

The addition of new geographic areas and increased coverage to our digital map database will require significant investment. We are seeking to expand our map database in Eastern Europe and Asia and into Mexico in the next year. Expanding coverage for new territories is labor intensive, involves high fixed costs and requires us to compile data from third parties and collect information in the field.

A substantial part of the work on our database is done by our outsourcing partners, the most significant of which is based in India.

We outsource a substantial part of the manual input and digitization of our acquired data to third-party partners, including Infotech Enterprises Limited ("Infotech"), which is based in India. Any failure of our outsourcing partners or their employees to ensure data quality or consistency could harm our business or reputation, and result in us incurring additional costs. The suspension of data input by our outsourcing partners for any reason, including political instability, natural disaster, or labor disputes, or a deterioration in our relationship with our outsourcing partners, could cause our map database to become outdated and develop a backlog of manual data inputs, which could require us to expend significant costs and manpower, or could prevent us from updating our maps for a period of time.

We may not be able to protect our intellectual property and are exposed to the risk of intellectual property litigation.

We rely on a combination of trademarks, trade names, service marks, patents, confidentiality and non-disclosure clauses and agreements, copyrights and registered and unregistered design rights to define and protect our rights to the intellectual property in our products, including our geographic information and our data collection and processing technology, which we need to compete in the market for digital maps. Some of the countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts. Legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. Also, there can be no assurance that third parties, including parties to whom we disclose our proprietary knowledge, information and technology under licensing or other arrangements, will not attempt to misappropriate it or challenge our right to it.

Third-party Intellectual Property

We have obtained from third parties licences required to use the technologies applied in our data collection and processing activities. We have also obtained appropriate licences, to the extent necessary, to use the geographic information contained in our database from third parties, including various public authorities and private entities. There is however no assurance that our use or our customers' use of our technologies or geographic information does not constitute an infringement upon third parties' proprietary, or allegedly proprietary, rights.

Indemnification

Our license agreements with our customers may contain indemnification provisions which, in certain circumstances, may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These provisions may result in indemnification claims or claims of intellectual property right infringement.

Piracy

As with many intellectual property intensive companies, we are subject to the risk of piracy in parts of our business. Although the data copied is contained on static media, such as CD-ROMs, which quickly becomes outdated, continued unauthorized copying and piracy of our products could have an adverse impact on our revenues.

We may face litigation, including product liability claims, in the event there are any defects or errors in our database.

We are exposed to potential litigation, product liability and recalls and adverse publicity arising out of the use of our digital map database and other products in our customers' navigation products in the event of any defects or errors, or perceived defects or errors in our digital map database. We seek to limit or exclude our contractual liability with third parties for damages arising in relation to product liability, but the limitation or exclusion may not be enforceable under the laws of some jurisdictions.

To create and update our database, we compile large amounts of data from a wide variety of governmental and other sources. If this data were not made available to us it would adversely affect the cost and timeliness of the construction, maintenance and update of our database.

We depend upon third-party suppliers, such as the U.S. Geological Survey, the United Kingdom Ordnance Survey and the U.S. Postal Service, for access to some of the data we use to build, maintain, update and enhance our map database. The quality of our products and the success of our business are dependent upon the availability and accuracy of the data that we acquire from these sources. If certain of our sources were to significantly increase the prices they charge us for access to their map data, we could face a significant increase in our operating costs.

While we generally own our underlying map data within the United States and Europe, we currently license such data in the Asia-Pacific region from suppliers and use the licensed data in our database. There is no assurance that our suppliers will continue to provide the underlying data at a sufficient quality and on license terms that are favourable to us, or at all.

Our business operates in several different countries and we may be unable to manage risks associated with our international operations.

We currently sell our products to consumers in approximately 37 different countries in Europe, the United States, Canada, Asia and South America and maintain corporate offices and staff in The Netherlands, Belgium and the United States. In addition, we rely on data entry assistance from partners such as Infotech in India and on other third-party data sources worldwide. Accordingly, we face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions.

Our revenues are subject to seasonal fluctuations.

Our revenues are subject to seasonal fluctuations that may cause our results of operations to vary. Historically the in-car navigation market has peaked during the second and fourth quarters, and we therefore have historically expected our revenues to be higher during those periods. Recently however, the personal navigation market has become an increasingly important part of our revenues and this market is too new for us to determine what, if any, seasonal pattern exists.

We may fail to effectively identify or execute strategic acquisitions, joint ventures or investments, and if we do pursue such transactions, we may fail to successfully integrate them into, or realize anticipated benefits to, our business in a timely manner.

We may selectively pursue opportunities to acquire, form joint ventures with, or make investments in businesses, products, technologies or innovations which complement our business and growth strategy. We may not be able to identify suitable candidates for such acquisitions, joint ventures or investments, or if we do identify suitable candidates, we may not be able to complete any transaction on acceptable terms, or at all. Any acquisitions, joint ventures or investments we may pursue in the future could entail risks including:

- difficulties in realizing cost, revenue or other anticipated benefits from the acquired entity or investment;
- costs of executing the acquisition, joint venture or investment;
- potential for undermining our growth strategy, our customer relationships or other elements critical to the success of our business;
- liabilities or losses resulting from our control of the acquired entity, joint venture or investment; and
- difficulty in adapting acquired technology to our own systems.

If we pursue acquisitions, partnerships or investments in the future, we may also fail to successfully integrate them.

Report of the Management Board

Financial performance

Overall result

The Company experienced a 57% increase in revenues, to €200.1 million in 2005 from €127.7 million in 2004. Operating expenses (excluding depreciation and amortization charges and employee stock option expenses) increased to €185.3 million in 2005 from €150.2 million in 2004, while Adjusted EBITDA (EBITDA before capitalization of databases and tools and employee stock option expenses) improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. Capitalization of database development costs decreased by €26.8 million to €32.9 million in 2005 as compared to €59.7 million in 2004, while non-cash operating expenses (depreciation and amortization charges and employee stock option expenses) increased by €27.1 million to €71.8 million in 2005 as compared to €44.7 million in 2004. The strong improvement in Adjusted EBITDA was offset by the €53.9 million cumulative effect of the increase in these non-cash operating expenses and lower capitalization which resulted in an operating loss for the year of €24.2 million, compared to a loss of €7.5 million in 2004. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004.

The Company reported a net loss from continuing operations for 2005 of €21.6 million, compared to a loss of €5.8 million for 2004. The result from discontinued operations, relating to our Indian operations, which were sold in March 2005, was a loss of €0.2 million (including €0.4 million loss on disposal) compared to a profit of €0.8 million in 2004.

All comparative numbers for 2004 in this section have been adjusted to reflect the discontinuation of our Indian operations and the implementation of IFRS2, share-based payments.

Revenues

Revenues in Europe increased by 47% to €145.3 million, compared to €98.7 million in 2004, largely due to growth in the personal navigation and in-car navigation segments. Sales in the personal navigation segment grew by 96% to €56.2 million from €28.7 million in 2004, as a result of the rapid growth in the market for personal navigation systems. Revenues in the in-car navigation segment increased by 41% to €44.7 million from €31.8 million in 2004, particularly from sales of the Harman/Becker in-car navigation systems at Daimler Chrysler. Revenues in the data products navigation segment increased by 11% to €27.2 million from €24.4 million in 2004. Revenues in other segments increased by 26% to €17.2 million from €13.7 million, as a result of strong performance in the government and enterprise sector, with multiple new agreements closed during the year.

Revenues in North America increased by 89% to €54.8 million in 2005 from €29.0 million in 2004, in large part due to the acquisition of GDT by Tele Atlas in July of 2004. Excluding the effect of changes in exchange rates, revenue growth in North America over 2004 was 92%.

Operating expenses

Total operating expenses, excluding depreciation and amortization charges, increased by 32% to €204.8 million from €154.8 million in 2004. Effective January 1, 2005, the Company accounts for stock option expenses in accordance IFRS 2, with retroactive effect to 2004. Operating expenses of 2004 were restated accordingly. The IFRS 2 expense included in operating expenses in 2005 amounted to €19.4 million, compared to €4.6 million in 2004. Total operating expenses, excluding depreciation, amortization and employee stock option expenses, increased by 23% to €185.3 million from €150.2 million in 2004. Excluding the effect of changes in exchange rates, the increase was 24%.

Cost of goods sold increased to €28.4 million from €16.5 million in 2004. This represents a growth in cost of goods sold as a percentage of revenues to 14% from 13% in 2004. The increase in Europe was mainly due to higher royalty costs from higher revenues, as well as growth in co-marketing funds incurred by increased sales in the personal navigation segment. The increase in North America was due largely to the acquisition of GDT.

Personnel expenses, excluding stock option expenses, increased by 20% to €97.3 million from €80.8 million in 2004. After adjusting for exchange effects, personnel expenses increased by 22%. The increase in Europe was primarily due to increases in headcount as our operations grew. The increase in North America was due principally to the acquisition of GDT.

Other operating expenses increased by 13% to €59.6 million from €52.8 million in 2004. The impact of changes in exchange rates was minimal. The remaining increase was principally due to higher costs from outsourcing our Indian operations, increased marketing costs, higher cost of source data and the costs related to the integration of the databases.

Capitalization and amortization

In accordance with International Financial Reporting Standards, the Company capitalizes and amortizes internally generated databases and production and data collection tools. In accordance with this policy the Company recognizes additions to databases and tools as a reduction of expense in the statement of operations. A revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the cost of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. In 2005, additions to the databases and tools (excluding amounts capitalized in connection with the purchase of GeoInvent) were €32.9 million, as compared to €59.7 million in 2004.

Depreciation and amortization charges relate to fixed assets and to intangible assets, consisting of databases, software tools, customer relationships and trademarks. Depreciation and amortization charges increased to €52.3 million from €40.1 million in 2004. The increase was primarily the result of the intangible assets acquired in the GDT acquisition in 2004.

Operating result

Adjusted EBITDA (operating result before depreciation, amortization, capitalization and stock option expenses) for the Company improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. The Adjusted EBITDA for our European operations (including allocation of approximately 50% of our corporate expenses) improved to a profit of €31.7 million in 2005 from a profit of €13.7 million in 2004. The Adjusted EBITDA attributable to the North American activities (after allocation of corporate expenses) improved to a loss of €16.9 million from a loss of €36.2 million in 2004.

The Company's operating loss for the year was €24.2 million compared to a loss of €7.5 million in 2004 as a result of the offset of the increase in Adjusted EBITDA by the decrease in capitalization of database development costs and the increase in non-cash operating expenses. The operating result (after depreciation, amortization, and capitalization and including stock option expenses) for Europe decreased to a loss of €0.7 million in 2005 from a profit €13.5 million in 2004. The operating loss attribu-table to North American activities increased to a loss of €23.5 million in 2005 from a loss of €21.0 million in 2004.

Other income

Interest and other financial income increased to €0.7 million in 2005 from a loss of €3.5 million in 2004. This increase was primarily the result of a reduction in interest expenses due to the repayment of shareholder loans and bank loans out of the proceeds of the financing transaction in July, 2004.

The result from remeasuring our investment in Infotech to fair value as of 31 December, 2005 was €1.3 million. Our share in the loss of our Chinese joint venture, Navigation Information Co. Ltd., to which the initial contribution was made during the first quarter of 2005, was €0.1 million.

In 2005 a net tax benefit of €0.6 million was included in the profit and loss account, compared to a benefit of €5.2 million in the previous year. The tax benefit resulted from the recognition of a tax asset on tax loss carry forward losses in The Netherlands which had not yet been recognized of €5.9 million. Excluding this benefit, tax charges amounted to €5.3 million. No tax benefit was recognized on losses incurred in North America in 2005 or prior years.

Discontinued operation

In March, 2005, we disposed of our Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") to Infotech for €1.2 million. As part of the disposal, we agreed to purchase ordinary shares of Infotech for approximately the same amount. The disposal of Tele Atlas India resulted in a loss of €0.4 million, including legal and other costs and capital gains on the transaction.

Cash flow and balance sheet

The net cash flow from operating activities significantly improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004. This resulted primarily from the improvement in Adjusted EBITDA and an improvement in working capital management. Cash flow from changes in working capital improved to a cash inflow of €3.7 million from a cash outflow of €6.6 million in 2004.

Interest and tax payments amounted to a cash outflow of €0.6 million, compared to a cash outflow of €1.8 million in 2004. This decrease related mainly to lower interest charges and higher interest received as a result of the refinancing in July 2004 and the subsequent repayment of shareholder and bank loans.

In October 2005, Tele Atlas acquired PPWK GeoInvent. Including €0.3 million costs related to the acquisition and net of cash balances and overdrafts acquired with GeoInvent, the total cash outflow was €6.3 million.

In the first quarter of 2005 the company invested €0.3 million in the joint venture in China.

On May 10, 2005 the Company converted a contingent loan from one of its main shareholders, IAM, into ordinary shares. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion all payment obligations under the loan ceased to exist.

In November 2005, the Company increased its share capital in a public offering on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at €18.50 each. Immediately after the offering all outstanding warrants, which were issued in July, 2004 to a consortium of investors lead by Oak Investment Partners, were exercised. 4,028,222 warrants were exercised for cash at €5.00 per warrant and ordinary shares were issued. After deduction of expenses amounting to €11.9 (including €3.0 million expenses paid in 2006), including expenses related to the secondary offering of shares by existing shareholders, the proceeds of the offering and the warrant exercise were €142.3 million.

Exercise of stock options during the year 2005 resulted in a cash inflow of €5.4 million

Personnel

On December 31, 2005 Tele Atlas had 1,391 full time employees world wide, including support (183), marketing (106), sales (146) and customer delivery (956), compared to 1,952 on December 31, 2004. Personnel by region is set out below.

	31 December, 2005	31 December, 2004
Europe	741	640
North America	641	656
Rest of world	9	656
Total	**1,391**	**1,952**



Business developments

During 2005, the Company experienced growth in all of its major business segments in both Europe and North America.

Personal navigation market

It was another strong year in the personal navigation market, with total unit sales more than tripling in Europe to approximately 7 million units, and demonstrating significant growth in North America, increasing to approximately 1.5 million units.

The year saw Tele Atlas solidify its leadership position in personal navigation, with the Company's success in the category mirroring that of its partners. The launch of the ONE positioned major Tele Atlas partner TomTom further as the clear personal navigation leader in Europe and a growing player in North America. Other examples of our partners' successes include Navman's launch of its ICN320 entry-level device and ViaMichelin's release of the X-930. Traditional automotive navigation suppliers, such as Siemens VDO and Blaupunkt, have acknowledged the emergence of personal navigation by launching portable devices powered by Tele Atlas data. Blaupunkt introduced a personal navigation product using Navigon's application and Tele Atlas data, while Siemens VDO introduced its mass market personal navigation product with new German Tele Atlas partner PTV/Map&Guide.

Our partners benefited from our deep commitment to developing the presence of personal navigation in consumer electronic retailers. In Europe, Tele Atlas supported its mass retail and automotive distribution partners by providing in-store training at well-known retailers, including the DSG Group (Dixon's, PC World), Comet, FNAC, MediaMarkt, MediaWorld, UniEuro and Carrefour. In North America, we were designated "category captain" for navigation products by leading North American electronic retailers Best Buy and Circuit City. In this role, we have developed and produced vendor-neutral personal navigation fixtures designed to increase the visibility of the category in this important channel.

With the number of devices capable of hosting map data growing rapidly, customer agreements that will allow us to deepen and widen our partner base, and a continued focus on developing the retail channel, Tele Atlas fully expects to further develop its leadership position in the fast-growing personal navigation market.

Automotive market

The automotive navigation market continues to experience significant growth, with total market unit sales increasing in 2005 as compared to 2004 by 15% in Europe to approximately 2.2 million units, and by 30% in North America to approximately 1.1 million units. Our agreements with Harman/Becker, Pioneer and DENSO are likely to result in year over year revenue growth because of the growing market.

Tele Atlas' relationship with Harman/Becker expanded significantly in 2005, with Tele Atlas maps being used on the Mercedes A-, B-, C-, CLK-, M- and the R-class, which will be launched in Europe in the first quarter of 2006. Blaupunkt, a major Tele Atlas customer, introduced a new series of lower-end systems while successfully expanding its navigation offering among



new vehicle models, while Daimler-Chrysler, BMW and Porsche all selected Tele Atlas as their provider of geographic content for the Russian market.

Tele Atlas strengthened its position in North America by becoming the single-source supplier to DENSO for all of its products in Canada. DENSO's expanding presence at GM has resulted in the use of Tele Atlas products in the Cadillac STS, XLR and DTS; the Chevrolet Corvette and Pontiac Grand Prix; and the new GM T900 truck line. In addition, the Consumer Electronics Association recognized Pioneer's AVIC-Z1 hard-drive navigation device, which uses Tele Atlas data, as a 2006 Innovations Design and Engineering Showcase Honoree. In 2006, we expect to experience continued growth in the automotive market by capitalizing on, and strengthening, our partnerships with leaders in the category.

Enterprise/Public sector market

The enterprise/public sector market is a key category for Tele Atlas. Customers in this segment play a major role in building and maintaining maps in the United States, and include UPS, FedEx, the U.S. Department of Transportation and Department of Energy, and the former "Baby Bell" carriers.

The majority of the U.S. emergency response systems use Tele Atlas maps. Tele Atlas also covers more than 90% of the wireline emergency 911 systems in the U.S., and nearly 100% of wireless systems, which handle over 100 million emergency calls each year. In the aftermath of the devastation wrought by Hurricane Katrina, Tele Atlas worked with partners TomTom and ESRI to help officials locate submerged streets, signs, and landmarks, and to reach victims in unidentifiable locations. Our OneMap program continues to expand as we co-operatively develop higher-quality map data with our government partners.

Internet market

Though currently a small segment for Tele Atlas overall, the Internet market is expected to become an important future revenue driver for the Company as use of the Internet moves to handheld devices. With partners like Google, Yahoo!, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market segment.

During 2005, we signed a multi-year contract with Google, in which Google has licensed all of Tele Atlas' data. The data from this agreement will allow Google to expand into new markets facilitating local search and mapping, all while using Tele Atlas data as its lead data source globally.

Yahoo! has increased its use of Tele Atlas data on its API sites. The Company began using our data for their Yahoo! local sites and their recently launched fuel pricing service. MapQuest has more than doubled its use of Tele Atlas data among its travel industry and enterprise customers, and can now deliver these data for enterprise customers to run within their own companies. Microsoft deployed its Traffic application on .NET, expanding access to over 2,000 application developers.



Wireless market

The wireless market is still in its early stages, and growth in the segment will be closely linked to increased adoption of GPS-enabled handsets. Tele Atlas is well positioned, thanks in large part to the partnerships we maintain, and we will secure them with leading wireless carriers and application and handset developers.

Tele Atlas now serves as the foundation for a number of the location-based services (LBS) systems deployed by U.S. wireless carriers. An average of 30,000 subscribers per month now access Tele Atlas data through a wireless application provided by Cingular. The Company renewed licenses with BellSouth, Verizon and SBC this past year, and worked with its partners to help introduce a variety of innovative wireless applications. Handmark launched PocketExpress, which uses Tele Atlas map data on Sprint handsets. Wayfinder also introduced its Ruta Movistar service with Telefonica in Spain and rolled out its A1 service in Austria based on Tele Atlas maps.

We expect the importance of the wireless market to increase over time as additional GPS-enabled devices and smart phones are introduced, and we are committed to working closely with our partners to drive mass-market acceptance and use of digital maps on these devices.

Innovating and growing

Tele Atlas is driven by innovation. In the year ahead, the Company will continue to add richness to its offering by integrating and organizing the content customers want, and by adding even more value to its platform as a result of input received from partners and their customers. We expect to extend our lead in accuracy by further leveraging our proven change detection and management system. In Europe, we will remain closely involved with European Commission efforts to reduce traffic fatalities by future use of ADAS.

The Company is growing with plans to expand into Southeast Asia, South America, and Eastern Europe, regions of the world where the demand for mapping applications is likely to grow significantly in the near future. Much of the expansion will be through acquisition of companies with coverage in these areas.

Personnel and social responsibility

Tele Atlas understands the crucial role our global workforce plays in our continued success, and is dedicated to fostering a strong people-focused culture. During 2005, Tele Atlas released a company-wide Code of Ethics program that promotes integrity and accountability at every level, and established a program that allows employees to anonymously report ethical concerns to an independent firm. In a 2005 Global Employee Satisfaction survey, the Company's employees reported increased satisfaction on several different fronts, while in North America, Tele Atlas was named one of the best companies to work for in the U.S. state of New Hampshire.

The Company continued its tradition of charitable giving, donating a substantial amount to support a variety of charities around the globe. In North America, the Company's Community Paid Time Off program compensates all employees who participate in community service activities. Last year, 4,109 hours of community service were performed through this



program, with activities ranging from Hurricane Katrina relief efforts to school literacy programs to blood drives. The Company also donated generously to education programs in India.

To mark the launch of Tele Atlas shares on the Euronext Amsterdam Exchange on November 18, we donated €40,000 to charitable foundation, Stichting Gelijkspel (Foundation Equal Opportunities). This Dutch foundation improves social integration of children with ADHD (Attention Deficit Hyperactivity Disorder) through sports and games, and by organizing football camps for the children and their friends.

We are pleased with the solid foundation upon which Tele Atlas rests, and are excited about the future.

Supervisory Board and Executive Team

Wim Dik

Chairman of the Supervisory Board

Prof. Dik graduated in Computer Science and Telecommunications from Delft University of Technology in 1962 and also studied at the Rotterdam University of Economics. Mr. Dik is a former chairman of the board of Nederlandse Unilever Bedrijven BV and a former chairman and chief executive officer of KPN NV (Royal Dutch Telecom). He has also held the office of Minister for Foreign Trade in the Dutch Government. Mr. Dik is a former member of the supervisory boards of ABN AMRO Bank NV and TNT NV. He is a former chairman of the supervisory boards of Holland Casino and Van Gansewinkel Groep BV. Currently, Mr. Dik is also chairman of the supervisory board of Casema Holding BV, a member of the supervisory board of Unilever NV and a non-executive director of Unilever Plc, AVIVA Plc and Logica CMG Plc. He is also chairman of the advisory board of Spencer Stuart Netherlands. Mr. Dik became a member of our Supervisory Board in 2000 and Chairman in 2004.

Joost Tjaden

Mr. Tjaden graduated from Rotterdam Erasmus University with a MBA Interfaculty for Management Studies in 1974. He began his career at Oranje-Nassau Groep BV where he became a member of the Management Board. He joined Janivo Holding BV, the parent of our shareholder IAM, in 1993 and is a Managing Director of that firm. Mr. Tjaden was a member of the Supervisory Boards of Atex Media Command Inc. and is currently a member of the Supervisory Boards of Quote Media Holding BV, Desch Holding BV, M&R de Monchy NV and Wave International BV and is a non-executive director of Mirus Corporation. Mr. Tjaden became a member of our Supervisory Board in 1998.

Bandel Carano

Mr. Carano studied Electrical Engineering at Stanford University and joined Morgan Stanley's Venture Capital Group where he was responsible for advising Morgan Stanley on high-tech new business development, as well as sponsoring venture investments. Currently, Mr. Carano is a general partner and managing member of Oak Investment Partners, a multi-stage venture capital firm, which he joined in 1985. He serves on the Investment Advisory Board of the Stanford Engineering Venture Fund and he is also a non-executive board member of Wireless Facilities, Inc. Mr. Carano became a member of our Supervisory Board in 2004.

Charles Cotton

Mr. Cotton graduated from Oxford University with a degree in Physics in 1968. He has more than 30 years of industry experience and was previously Executive Chairman of GlobespanVirata, Inc. and Chief Executive Officer of Virata Corporation. His experience includes senior operations, finance, marketing or product planning positions at Sinclair Research Ltd, British Leyland Plc and Ford Motor Company. Currently, Mr. Cotton is a Director of Library House Ltd and Chairman of Level 5 Networks Inc. Mr. Cotton became a member of our Supervisory Board in 2004.

Peter Morris

Mr. Morris graduated from Stanford University in 1980 with a degree in Electrical Engineering and from Stanford Graduate School of Business with a Master of Business Administration degree in 1984, then joined Montgomery Securities. He then joined Telebit Corporation in 1987 and in 1989 became Manager, Mergers & Acquisitions, before becoming General Manager in 1991. Currently, Mr. Morris is a general partner of New Enterprise Associates, a venture capital fund, which he joined in 1992, where he specializes in information technologies with a focus on communications, electronics and software infrastructure. He also serves on the boards of Agitar Software, Inc., Force10 Networks, Inc. and of the Stanford Engineering Venture Fund. Mr. Morris became a member of our Supervisory Board in 2004.

Holger von Hebel

Mr. von Hebel studied Business Engineering at University of Karlsruhe. The majority of Mr. von Hebel's career has been with Bosch, where he has served in several positions in Germany and foreign countries. His latest positions were Managing Director of Logistics in a Bosch plant in Blaichach, Germany and Director in Corporate Planning and Controlling at Bosch headquarters in Stuttgart, Germany. Currently, Mr. von Hebel is the Chief Financial Officer of the Sigpack Group in Switzerland, a division of Bosch. Mr. von Hebel became a member of our Supervisory Board in 2004.

George Schmitt

Mr. Schmitt received an MS in Management from Stanford University, where he was a Sloan Fellow, and a BA in Political Science from Saint Mary's College. During his career he has been President and Chief Executive Officer of PCS PrimeCo, Executive Vice President of International Operations at AirTouch, Inc. and a member of the Management Board at Mannesmann Mobilfunk GmbH (now Vodafone Germany) and head of its technical department. Mr. Schmitt was appointed President and a Director of Omnipoint Communication Services in 1996, where he served until its acquisition by VoiceStream, which was subsequently acquired by Deutsche Telekom to form T-Mobile USA in 2001. Most recently, Mr. Schmitt served at e.spire Communications, Inc. where he was Chairman and Chief Executive Officer. He previously served as a director of Knowledge Holdings, Inc., as director and audit committee chair of Objective Systems Integrations and LHS group. Currently Mr. Schmitt is a Managing Director at TeleSoft Partners, serves as a director of several privately held companies and is a director at Jungo Ltd. Mr. Schmitt became a member of our Supervisory Board in 2004.

	Age	Gender	Position	Nationality	Member since	Term
Wim Dik	66	male	Chairman	Dutch	18 May 2001	2009
Joost Tjaden	55	male	Member	Dutch	14-sep-98	2006
Bandel Carano	44	male	Member	United States	6 July 2004	2008
Charles Cotton	58	male	Member	British	6 July 2004	2008
Peter Morris	49	male	Member	United States	6 July 2004	2008
Holger von Hebel	40	male	Member	German	6 July 2004	2008
George Schmitt	62	male	Member	United States	6 July 2004	2008



Alain De Taeye George Fink

Management Board and Executive Officers

Alain De Taeye

Chairman of the Management Board and Chief Executive Officer

Mr. De Taeye graduated from the State University of Gent with a degree in Civil Engineering & Architecture, and his work in the digital mapping industry began after having worked as a research assistant at the Business School of Gent University. He then founded Informatics & Management Consultants in 1984, a venture involved in the early phases of digital mapping and routing applications, where he was Managing Director. In 1988, Mr. De Taeye combined his company with Tele Atlas, a Dutch company also founded in 1984. Currently, Mr. De Taeye also is a Supervisory Board member of Nemerix SA and Telematics Cluster/ITS Belgium vzw and of the Belgium/Indian Chamber of Commerce & Industry.

George Fink

President and Chief Operating Officer.

Mr. Fink graduated from Northland College with a degree in Accounting. Mr. Fink has over 20 years of operating and management experience in a wide range of companies. He was Co-Founder and became President and Chief Executive Officer of Mirus Information Technology Services, Inc., an application service provider supplying operational reporting tools to larger restaurant chains, and was President of COMSYS Information Technology Services, Inc. He has also been President and Chief Executive Officer of Rent-a-Center, Inc., President and Chief Executive Officer of Remco America, Inc. and a partner at Arthur Young and Company prior to the merger that created Ernst & Young. Mr. Fink currently serves on the board of Infotech and is the chairman of the Supervisory Board of Mirus Information Technology Services, Inc. Mr. Fink joined Tele Atlas in 2002.



Mike Mitsock | Hardie Morgan | Bruce Radloff

Mike Mitsock

Chief Marketing Officer

Mr. Mitsock holds a degree in Nuclear Engineering from Massachusetts Institute of Technology (MIT), a Masters degree in Mechanical Engineering from Northeastern University and a Masters of Business Administration from Boston University. After graduating from MIT, Mr. Mitsock joined Xenergy, Inc., where he was Vice President of Engineering. His career has spanned over 25 years in technology, during which time Mr. Mitsock has held a variety of engineering, marketing and product management positions from venture-backed start-ups to global leaders, such as Lotus Development Corporation (later acquired by IBM) and Progress Software Corporation. In 2000, he became Vice President of Marketing of SupplyWorks, Inc. Mr. Mitsock joined us in January 2005 from Lightbridge, Inc., where he was Vice President of Worldwide Marketing and Product Management.

Hardie Morgan

Chief Financial Officer

Mr. Morgan studied Business and Sociology at Rice University, Houston and is a certified public accountant in Texas. He began his career at Arthur Young and Company prior to the merger that formed Ernst & Young and then, in 1985, joined Landmark Graphics Corporation, where he was Chief Financial Officer and Vice President. On leaving Landmark in December 1991, Mr. Morgan ran a consulting practice specializing in the integration of acquisitions. In December 1998, Mr. Morgan became the Co-Founder and Chief Operating Officer of Mirus Information Technology Services, Inc., an application service provider supplying operational reporting tools to large restaurant chains. Mr. Morgan left Mirus in March 2002 to return to his consulting business. Mr. Morgan joined us as CFO in June 2004 having already worked for us since August 2002 through his consultancy business.

Bruce Radloff

Chief Technology Officer

Mr. Radloff graduated from Ohio State University in 1979, having studied Political Science and Computer Science, and began his career as an officer in the U.S. Air Force between 1979 and 1984. He joined IBM and Bell Atlantic, Inc. (now part of Verizon Inc.), where he worked between 1984 and 1997. Mr. Radloff studied Technology Management at the University of Maryland and graduated with his Masters degree in 1996. Mr. Radloff has most recently served as Vice President, and Chief Technology Officer (CTO) at the OnStar division of General Motors Corporation, which he joined in 1997. He joined us in January 2005.



Mike Gerling

Jack Reinelt

Mike Gerling

Chief Operating Officer, North America

Mr. Gerling graduated from Cornell University in 1977 with a degree in Business and Finance. He began his career with Andersen Consulting, where he was an analyst and a manager. Mr. Gerling then served as Vice President and Chief Financial Officer of Brean Murray, Foster Securities, Inc., a private financial services firm and a member of the NYSE. He joined GDT in 1992 as Chief Financial Officer and was appointed as President and Chief Executive Officer in February 2000. He became Chief Operating Officer, North America on completion of our acquisition of GDT in 2004.

Jack Reinelt

Chief Operating Officer, Europe

Mr. Reinelt studied Finance at Western Michigan University. His career has seen 27 years of operating experience in building technology companies in the software development, database and mobile applications markets, including more than 15 years in the automotive segment. Mr. Reinelt has also held management positions at IBM Corporation, SunGard, Inc. and Commerce One LLC, and was President of Adept International, Inc., Division President of Appnet Inc. and President of Software Services Corporation. Currently Mr. Reinelt is also a board member of GDI Infotech, Inc. He joined us in May 2004.

Annual Accounts
Consolidated financial statements 2005
Tele Atlas N.V.

Consolidated Income Statement

(In thousands of euros, except for per share information)	Notes	Year ended December 31, 2005	Year ended December 31, 2004[1]
Revenues		200,068	127,682
Operating expenses			
- cost of purchased material and services		28,407	16,527
- personnel expenses	**6**	116,722	85,375
- depreciation and amortization		52,330	40,116
- other operating expenses	**8**	59,643	52,844
Total operating expenses		257,102	194,862
- Capitalized databases and tools	**18**	32,864	59,695
Net operating expenses		224,238	135,167
Operating result (loss)		(24,170)	(7,485)
Financial income, net	**9**	695	(3,521)
Share in result of associate	**16**	(96)	-
Net gain on remeasurement of investments at fair value	**16**	1,304	-
Result (loss) before income taxes		(22,267)	(11,006)
Income tax	**10**	648	5,231
Net result (loss) from continuing operations		(21,619)	(5,775)
Result (loss) from discontinued operation	**11**	(221)	805
Net result (loss)		(21,840)	(4,970)
Earnings per share	**12**	(0.49)	(0.13)
Diluted earnings per share	**12**	(0.49)	(0.13)

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Consolidated Balance sheet

ASSETS *(in thousands of euros)*	Notes	As at December 31, 2005	As at December 31, 2004[1]
Current assets			
- cash and cash equivalents	**13**	200,795	44,920
- accounts receivable	**14**	42,005	34,870
- inventories		907	571
- prepaid expenses and other current assets	**15**	5,476	3,347
Total current assets		249,183	83,708
Non-current assets			
Investments	**16**		
- investment at equity value		227	-
- investments at fair value		2,554	-
Total investments		2,781	-
Tangible fixed assets	**17**		
- property, plant and equipment		10,599	10,131
Intangible fixed assets	**18**		
- databases and tools		246,855	245,021
- goodwill		22,445	14,549
- other		14,721	15,648
Total intangible fixed assets		284,021	275,218
Deferred tax	**10**	15,076	21, 291
Total non-current assets		312,477	306,640
Total assets		**561,660**	**390,348**

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions

EQUITY AND LIABILITIES		As at December 31,	As at December 31,
(in thousands of euros)	Notes	2005	2004[1]
Current liabilities			
- shareholder entitlement to potential tax benefits	20	-	2,125
- trade accounts payable		14,135	10,554
- income tax payable		3,043	1,437
- accrued expenses and other liabilities	19	41,292	31,993
- deferred revenues		4,737	1,385
Total current liabilities		63,207	47,494
Non-current liabilities			
- shareholder entitlement to potential tax benefits	20	-	18,161
- deferred taxes	10	17,930	21,062
- pension accrual	21	4,625	3,761
- other non-current liabilities		78	182
Total non-current liabilities		22,633	43,166
Shareholders' equity	22		
- ordinary shares, at par € 0.10 (issued 89,619,446 shares)		8,962	3,801
- convertible preferred shares, at par € 0.10		-	3,528
- additional paid in capital		617,844	452,022
- treasury shares		-	(251)
- foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments		(16,234)	(26,885)
- accumulated result (deficit)		(112,912)	(127,557)
- result (loss) current year		(21,840)	(4,970)
Total shareholders' equity		475,820	299,688
Total equity and liabilities		***561,660***	***390,348***

Consolidated statement of cash flows

(in thousands of euros)	Notes	Year ended December 31, 2005	Year ended December 31, 2004[1]
Cash flow from operating activities			
Operating results		(24,170)	(7,485)
Depreciation and amortization		52,330	40,116
Changes in non-current liabilities		164	904
Changes in net working capital and other changes		3,731	(6,594)
Share based compensation credited to equity		19,444	4,585
Cash generated from operations		51,499	31,526
Interest received		1,363	436
Interest paid		(584)	(1,635)
Tax paid		(1,352)	(642)
Net cash from operating activities		50,926	29,685
Capitalization of databases and tools		(32,864)	(59,695)
Net cash from/(used in) operating activities after capitalization databases and tools		18,062	(30,010)
Cash flow from investing activities			
Investments in subsidiaries, net of cash acquired		(6,600)	(84,930)
Purchase of property and equipment		(5,931)	(5,494)
Purchase of databases		(241)	-
Net cash used in investing activities		(12,772)	(90,424)
Cash flow from financing activities			
Repayment of long-term borrowing		-	(14,000)
Issue of ordinary shares		145,379	-
Issue of preferred convertible shares		-	168,299
Exercise of stock options		5,427	841
Net cash from financing activities		150,806	155,140
Net increase (decrease) in cash and cash equivalents from continuing operations		156,096	34,706
Net cash flow from operating activities discontinued operations		384	1,521
Cash flow from investing activities discontinued operations		(605)	(765)
Net increase (decrease) in cash and cash equivalents from discontinued operations		(221)	756
Total increase (decrease) in cash and cash equivalents		155,875	35,462
Cash and cash equivalents at the beginning of the period		44,920	9,458
Cash and cash equivalents at the end of the period	13	200,795	44,920

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Consolidated statement of changes in shareholders' equity

(In thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments	Accumulated deficit	Total
Balance as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Effect of adopting IFRS 2	-	-	-	-	-	(27)	(27)
Share-based compensation	-	-	-	-	-	27	27
Restated as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Foreign currency adjustment	-	-	-	-	(12,267)	-	(12,267)
Recognition of deferred tax on foreign currency difference on intercompany loans	-	-	-	-	15,031	-	15,031
Changes in valuation of financial instruments	-	-	-	-	655	-	655
Total income for the year recognized in equity	-	-	-	-	3,419	-	3,419
Net result for 2004	-	-	-	-	-	(4,970)	(4,970)
Total income for the year	-	-	-	-	3,419	(4,970)	(1,151)
Issue of preference shares	-	3,528	164,771	-	-	-	168,299
Exercise of options	-	-	-	419	-	422	841
Share-based compensation	-	-	-	-	-	4,585	4,585
Balance as at December 31, 2004	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Balance as at January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	17,130	-	17,130
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(9,951)	-	(9,951)
Total income for the year recognized in equity	-	-	-	-	7,179	-	7,179
Net result for 2005	-	-	-	-	-	(21,840)	(21,840)
Total income for the year	-	-	-	-	7,179	(21,840)	(14,661)
Conversion of preference shares into ordinary shares	3,528	(3,528)	-	-	-	-	-
Issue of ordinary shares	1,497	-	160,953	-	-	-	162,450
Exercise of options	136	-	4,869	251	-	171	5,427
Share based compensation	-	-	-	-	-	19,444	19,444
Tax on items charged or credited to equity	-	-	-	-	3,472	-	3,472
Balance as at December 31, 2005	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**

Please also refer to note 22 of these financial statements.

Notes to the consolidated financial statements

0. Corporate Information

Tele Atlas is a worldwide leading provider of detailed geographic databases. Its products are used in a broad spectrum of applications, ranging from route planners and road maps to advanced location based applications and services.

Tele Atlas N.V. is a stock corporation, incorporated in The Netherlands, with its registered seat in Amsterdam, The Netherlands. Its shares are traded on the Amsterdam Stock Exchange and the Frankfurt Stock Exchange.

The consolidated financial statements of Tele Atlas N.V. for the year ended December 31, 2005 were authorized for issue in accordance with a resolution of the Supervisory Board on February 28, 2006. Balance sheets are presented before appropriation of results.

1. Basis of preparation

The consolidated financial statements are prepared under the historical cost convention, except for financial assets classified as 'financial assets designated at fair value through profit or loss'. Assets and liabilities are stated at face value unless indicated otherwise. All amounts are stated in thousands of euros, unless indicated otherwise.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS's as adopted by the European Union.

Consolidation principles

The consolidated financial statements include the accounts of Tele Atlas N.V. and all its subsidiaries over which it exercises effective control, after the elimination of all material intercompany transactions and balances. Subsidiaries are consolidated as from the date the parent company obtains control until such time as control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as those for Tele Atlas N.V., using consistent accounting policies. Adjustments are made to conform any dissimilar accounting policies.

The following fully owned companies are consolidated in the financial statements:

- Bene-Fin B.V. (The Netherlands)
- Tele Atlas Data 's-Hertogenbosch B.V. (The Netherlands)
- Tele Atlas North America Holding B.V. (The Netherlands)
- Tele Atlas Survey B.V. (The Netherlands)
- Tele Atlas Deutschland GmbH (Germany)
- Tele Atlas Data Gent N.V. (Belgium)
- Tele Atlas North America Inc (United States)
- Tele Atlas Canada (Canada)
- Tele Atlas Iberia SL (Spain)
- Tele Atlas UK Ltd (United Kingdom)

- Tele Atlas GmbH (Austria)
- Tele Atlas Schweiz AG (Switzerland)
- Tele Atlas France SARL (France)
- Tele Atlas Italia Srl (Italy)
- Tele Atlas Scandinavia ApS (Denmark)
- GeoInvent Sp. z o.o. (Poland)

2. Changes in accounting policies and first time application of accounting policies

The following changes in accounting policies have been incorporated in these financial statements.

IFRS 2 Share-based Payment

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after January 1, 2005. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees. The revised accounting policy for share-based payments is described under Significant accounting policies – Share based payments.

The main impact of IFRS 2 on the Company is the recognition of an expense and a corresponding entry to equity for share options. The Company has applied IFRS 2 retrospectively and has applied the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the Group has applied IFRS 2 only to equity settled awards granted after November 7, 2002 that had not vested on January 1, 2005. The effect of the revised policy was a decrease in consolidated current year profits by €19,444 (net of tax €18,845) (2004: €4,585 (net of tax €4,585)) due to an increase in the employee benefits expense included in the personnel expenses with a corresponding increase in equity. The effect of the revised policy due to the adoption of IFRS 2 on current year basic and diluted earnings per share is an increase in the loss per share by €0.43 to €0.49 (2004: €0.12 increase in loss per share).

IAS 38 Intangible assets

In March 2004, the International Accounting Standards Board issued a revised IAS 38. The revised IAS 38 applies to the accounting for intangible assets acquired in business combinations after March 31, 2004, and to all other intangible assets for annual periods beginning on or after March 31, 2004. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset. The effect of the exclusion of the indirect costs and general overheads on the loss of 2005 was a reduction of approximately €3.3 million and on the basic and diluted earnings per share of €0.07. The accounting policy for intangible fixed assets is described under Significant accounting policies – Intangible fixed assets.

The following accounting policies, which were previously not applicable to Tele Atlas, were applied from January 1, 2005.

IAS 31 Interests in Joint Ventures

IAS 31 Interests in Joint Ventures, which was issued in December 2003, is applicable to annual periods beginning on or after January 1, 2005. IAS 31 applies to accounting for interests in joint ventures and has been applied in relation to a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish in 2005 the joint venture company Navigation Information Co Ltd. This is further described under Significant accounting policies - Investments. See also note 16.

IFRS 5 Non-current assets Held for Sale and Discontinued operations

IFRS 5 Non-current assets Held for Sale and Discontinued operations was issued in March 2004 and applies to annual periods beginning on or after January 1, 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the sale of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5 and has presented it as a discontinued operation. See also note 11.

3. Summary of significant accounting policies

The principal accounting policies adopted for the preparation of these consolidated financial statements are set out below. The accompanying notes are an integral part of the consolidated financial statements.

Foreign currencies

The functional and presentation currency of Tele Atlas N.V. and its subsidiaries in the Euro countries is the Euro (€). Transactions in foreign currencies are accounted for at the exchange rates prevailing as at the transaction date. Monetary assets and liabilities in foreign currencies are translated at exchange rates as at balance sheet date. Gains and losses resulting from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Income Statement. However, translation differences on intercompany loans, which have the nature of a permanent investment, are accounted for directly in shareholders' equity. Current and/or deferred tax charges and credits attributable to those translation differences are also dealt with in shareholders' equity.

The functional currencies of subsidiaries outside the European Union are their respective domestic currencies. As at the reporting date, assets and liabilities are translated into the presentation currency at the exchange rates prevailing at the respective balance sheet dates. Goodwill and fair value adjustments arising on an acquisition of a foreign entity are treated as assets and liabilities of that foreign operation and translated at the closing rate. Income and expenses are translated at average exchange rates for the periods concerned. Resultant translation differences are charged or credited to shareholders' equity. On disposal of a foreign entity, the deferred cumulative amount recognised in shareholders' equity relating to that particular foreign operation shall be recognised in the Income Statement.

The following exchange rates were applied for the main non-euro currencies:

	Rate as at December 31, 2005	Average rate for the period	Rate as at December 31, 2004
USD	0.8460	0.7976	0.7339
GBP	1.4545	1.4598	1.4128
JPY ('000)	7.1917	7.2886	7.0671
CHF	0.6429	0.6463	0.6468
INR	0.0192	0.0182	0.0169
DKK	0.1342	0.1342	0.1344

Financial instruments

Financial instruments carried in the balance sheet consist of cash and cash equivalents, receivables, trade creditors, liabilities and borrowings. Tele Atlas N.V. uses derivative financial instruments such as foreign exchange contracts to hedge its risks associated with foreign currency fluctuations. It is the company's policy not to trade in financial instruments.

The fair value of forward exchange contracts is determined through independent appraisals.

For purposes of hedge accounting, hedges are classified into three categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; (b) cash flow hedges which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; (c) hedges of a net investment in a foreign operation.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the net profit and loss. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the net profit and loss.

For fair value hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the instrument are taken directly to the net profit and loss for the period.

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss. When the hedged forecasted transaction affects the profit and loss, the associated gains and losses that had previously been recognized in equity are transferred to the net profit and loss in the same period.

Hedge accounting in relation to cash flow hedges is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on acquisitions after March 31, 2004 is not amortized and goodwill already carried on the balance sheet is not amortized after January 1, 2005. Goodwill already carried on the balance sheet was amortized over 10 years under IAS 22. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of each cash-generating unit, to which the goodwill relates.

Intangible fixed assets

Intangible fixed assets consist of geographic databases, production tools, customer relationships and trademarks. Intangible fixed assets are stated at historical cost, less accumulated amortization and impairment. Intangible assets acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. The Company capitalizes internally generated intangible fixed assets if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

The Company capitalises internally generated databases until it is determined that the database of an area has reached a level of completion at which activities are focused on maintaining and upgrading the database from which point capitalization is discontinued. The cost of capitalized internally generated geographic databases and tools includes all production and acquisition costs related to these assets. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38 which became effective January 1, 2005, these costs cannot be recognized as part of the cost of the asset. Intangible assets are amortized on a straight-line basis, based on the estimated economic life of the assets. Databases are amortized over a period of 10 years, after subsequent completion of the database release. Production tools, customer relationships and trademarks are amortized over 5 years. The Company reviews the amortization period at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of intangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Tangible fixed assets

Tangible fixed assets consisting of office and computer equipment and other items, are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis. Tangible fixed assets are depreciated, based on their estimated economic life, over 3-5 years. The Company reviews the depreciation period and the residual value at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Investments

The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. Two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method. The financial statements of the joint venture are prepared using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The Group has a minority interest in Infotech, which is included in the category 'financial assets designated at fair value through profit or loss'. Gains or losses on these investments are recognized in income.

Inventories

Inventories consisting of CD materials for navigation products are stated at the lower of acquisition price or production cost and net realizable value.

Accounts receivable

Accounts receivable are stated at face value less a valuation allowance for bad debts based on a review of all amounts outstanding as at year-end. An estimate for doubtful debts is made when there is objective evidence that the collection of the full amount is no longer probable.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term deposits that mature within 3 months. They are stated at face value.

Leases

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Provisions

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Income Statement net of any reimbursement.

Post employment benefits

Tele Atlas has pension plans in the various countries where it operates. In most countries, a defined contribution plan is operated, limiting the employers' legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are charged to the Income Statement in the year to which they relate.

In Germany, Tele Atlas operates a defined benefit plan. Accumulated obligations are carried as pension liabilities in the balance sheet and are based on actuarial calculations using the projected unit credit method. Benefits paid are deducted from this liability, while additions are charged to the Income Statement.

In Italy all employees are paid a staff leaving indemnity on termination of their employment. Each year, the Group accrues an amount for each employee, based in part on the employee's remuneration and in part on the revaluation of amounts previously accrued. The indemnity has the characteristics of a defined contribution obligation and is an unfunded, but fully provided, liability.

The cost of providing benefits under the plans is determined separately for each plan. Actuarial gains and losses are recognized as income or expense immediately.

Share based payments

Employees and Supervisory Board members of the Company receive remuneration in the form of share-based payment transactions, whereby services are rendered as consideration for share options. Options granted under the Company's Option Plans vest over a period as determined in the Agreement with the optionee; vesting does not depend on performance criteria. Option Plans are further described in note 7 to the consolidated financial statements.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 7.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest taking into account expected attrition. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The Group has applied the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested on January 1, 2005.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. When equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares. As treasury shares are delivered from equity, the Company applies the FIFO method in determining the amount to be credited to equity.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The Company generates the majority of its revenues by licensing the geographic content and various additional characteristics of its database to customers. Licensing takes the form of selling products (generally CDs or DVDs) to end users for perpetual use, or licensing of the geographic content and various additional characteristics of the database to customers for a fixed period of time. Licensing to end-users for infinite use may be through the direct sale of products to these customers or through partners (often application developers). Revenue on these sales is recognized in the period when products are sold to the end-user. Where the geographic content and various additional characteristics of the database are licensed to customers for a fixed period of time, revenue will often depend on the use of the data by the customer, as reported by the customer or, when data are sold though a partner, by the partner. Royalty agreements often contain minimum royalty amounts and arrangements for upgrading the data. Revenue in these cases is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise. Depending on the revenue characteristics of the related agreement, revenue on these royalty agreements is recognized upfront or over the period of the agreement.

Government grants and subsidies

Grants and subsidies are recognized when there is reasonable assurance that the grant or subsidy will be received and all attaching conditions will be complied with. Grants or subsidies generally relate to expense items and are matched with the expenses which they intend to compensate.

Financial income and expenses

Interest income and interest expenses are recognized on an accrual basis.

Income taxes

Income tax expense is computed on the pre-tax income for financial accounting purposes. Deferred tax liabilities are recognized for all temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised.

Deferred tax is provided for using the liability method on temporary differences arising from the different treatment of items for financial accounting and taxation purposes. Deferred tax is calculated at tax rates which are expected to apply for the periods when temporary differences are expected to reverse.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Use of estimates

The preparation of Tele Atlas N.V.'s consolidated financial statements requires management to make estimates and assumptions that influence the reported amounts in the financial statements. Actual results might differ from those estimates.

4. Segment Information

Tele Atlas' primary reporting format is geographical segments. The Company is active in only one business segment. The geographic segments are based on the location of customers. Revenues and operating result (loss) from areas outside of Europe and North America are included in revenues and operating result (loss) for Europe. Revenues are generally allocated to either the Europe or North America geographic segments, based on the location of the customers. When we sell map data covering the geography of one region to customers in a different region, we allocate a portion of the revenues from the sale to the geographic segment which generated the data to compensate that region for the costs of the creation and maintenance of the data. Expenses related to corporate activities, such as the offices of the chief executive officer and chief operating officer, the corporate finance and accounting, marketing and technology staffs, are allocated evenly between Europe and North America.

(In thousands of euros)	Europe 2005	Europe 2004	North America 2005	North America 2004	Corporate and other 2005	Corporate and other 2004	Total 2005	Total 2004
Revenues	145,258	98,692	54,810	28,990	-	-	200,068	127,682
Operating result	(661)	13,545	(23,509)	(21,030)	-	-	(24,170)	(7,485)
Total assets (excluding cash balances) (1)	184,695	189,405	161,094	134,732	15,076	21,291	360,865	345,428
Total liabilities (1)	51,489	35,533	13,378	12,350	20,973	42,777	85,840	90,660
Capital expenditure (including internally generated databases and tools)	12,380	35,657	26,656	29,532	-	-	39,036	65,189
Depreciation, amortization	32,234	29,606	20,096	10,510	-	-	52,330	40,116

(1) Included in total assets and total liabilities of Europe as at December 31, 2004 were assets and liabilities relating to our Indian operation, which was sold in 2005, of €2,899 and €641 respectively.

Revenues per Segment

The company operated within one line of business. The following revenue split can be determined:

(In thousands of euros)	Europe 2005	Europe 2004	North America 2005	North America 2004	Total 2005	Total 2004
In-car navigation	44,705	31,821	8,171	5,132	52,876	36,953
Data products navigation	27,156	24,419	-	-	27,156	24,419
Personal navigation	56,184	28,709	6,132	4,704	62,316	33,413
Enterprise and government	11,123	7,230	33,688	15,574	44,811	22,804
Other segments	6,090	6,513	6,819	3,580	12,909	10,093
Total sales	145,258	98,692	54,810	28,990	200,068	127,682

5. Business Combination

On October 6, 2005 the Company acquired 100% of the share capital in PPWK GeoInvent in an all-cash transaction. PPWK GeoInvent is a Warsaw, Poland based spatial information engineering company and is a leader in integrated mobile mapping technology. Based on their unaudited financial statements PPWK GeoInvent generated for the fiscal year ended December 31, 2004 revenues of PLN 12,310 thousand and reported an EBITDA of PLN 2,678 thousand.

The carrying amount of the assets and liabilities immediately before the acquisition were PLN 4,730 thousand and PLN 4,594 thousand respectively. The fair values of the identifiable assets and liabilities of PPWK GeoInvent as at the date of the acquisition were:

(In thousands)	PLN	€
Software	2,593	662
Other Assets	4,205	1,073
	6,798	1,735
Liabilities	(4,594)	(1,173)
Fair value of net assets	2,204	562
Goodwill arising on acquisition	22,424	5,726
	24,628	6,288
Consideration:		
Paid in cash	23,276	5,943
Costs associated with the acquisition	1,352	345
	24,628	6,288

The results of operations of PPWK were consolidated from October 6, 2005 onward. The impact on Tele Atlas' result was a loss of €198. If the combination had taken place at the beginning of the year, the result of the Company would have been a loss of €22.2 million and revenue from continuing operations would have been €200.8 million.

6. Personnel expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Permanent employee expenses:		
- wages and salaries	72,014	61,586
- social security costs	14,700	12,719
- share based compensation	19,444	4,585
- pension costs	2,891	2,607
- other (including recruitment and training costs)	4,593	2,532
Total permanent employee expenses	113,642	84,029
Temporary employee expenses	3,080	1,346
Total personnel expenses	**116,722**	**85,375**

Pension costs consist of the cost of defined contribution plans of €1,908 (2004: €1,322) and of defined benefit plans of €983 (2004: €1,285). The cost for defined benefit plans includes interest of €148 (2004: €130). The 2005 service costs were €514 (2004: €371) whereas actuarial losses amounted to €321 (2004: €784).

At December 31, 2005 the Tele Atlas Group had 1,391 full time employees worldwide (December 31, 2004: 1,952). The decrease in the number of our employees compared to the end of 2004 is mainly due to the sale of our India operations.

Remuneration of Management Board and Supervisory Board

The remuneration charged to the income statement for Management Board members was as follows:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Short term employee benefits	494	456
Short term incentives	922	535
Post employment pension and medical benefits	70	93
Total	**1,486**	**1,084**

Management Board members have been granted options to purchase ordinary shares as follows:

- 2003: 600,000 options at a price of €0.99 each, exercisable before September 30, 2008;
- 2004: 1,400,000 options at a price of €5.54 each, exercisable before July 1, 2014; and
- 2005: 150,000 options at a price of €17.85 each, exercisable before July 1, 2015.

Options granted in 2003 have vested completely as at December 31, 2005. Options granted in 2004 and 2005 vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €3,156 (2004: €1,633).

During 2005 Management Board members exercised options over 550,000 ordinary shares at a price of €0.99 per share, with a total consideration received by the Group of €544 in cash. The total number of options held by Management Board members as at December 31, 2005 was 1,600,000.

Further details on the remuneration of the Management Board are set out on pages 16 to 19 of this Annual Report.

The remuneration for Supervisory Board members in 2005 was €134 (2004: €190). Supervisory Board members have been granted options to purchase ordinary shares as follows:

- 2004: 40,000 options at a price of €5.70 each, exercisable before July 1, 2014; and
- 2005: 105,000 options at a price between €12.85 and €21.02 each, exercisable before July 1, 2015.

Options vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €521 (2004: €65). During 2005 no options were exercised.

7. Share based compensation

In 2000 the Company adopted its Stock Option Plan 2000 under which options to purchase ordinary shares of the Company's stock may be granted to employees of the Company, its present and future subsidiaries and affiliated companies, and to other individuals designated by the Management Board and approved by the Supervisory Board to receive such options for their contributions to the growth and success of the Company and its subsidiaries. Options granted under the Stock Option Plan 2000 are exercisable immediately on the date of the grant, at an exercise price equal to the fair market value of the underlying shares of the Company on the date of the grant. Options granted under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee, within a five year period as from the date of the grant or, upon the optionee's death and with the approval of the Management Board, by his successors within three months from the date of the optionee's demise.

In 2003, the Company adopted a new stock option plan for executive management. Under this plan, options were granted to four Management Board members to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started on September 1, 2003 and ended on September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

At the beginning of 2004, the Company formalized a stock option plan for officers, employees and certain consultants. The plan provides for optionees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ended September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders approved an increase in the ordinary shares available for employee stock option plans to an amount equal to ten percent of the Company's fully diluted shares (assuming exercise of all outstanding warrants and options). This increase became effective upon the closing of the financing on July 6, 2004. A new plan was approved which provides for the granting to employees and consultants of the Company the right to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period as determined in the option agreement with the optionee. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by or on behalf of the optionee over a period not to exceed 10 years from the date of the grant.

Stock option activity during 2004 and 2005 was as follows:

	January 1, 2004	Granted	Exercised	Forfeited	December 31, 2004	Granted and vested December 31, 2004	Expiry date	Exercise price
2000 Employee Plan	468,413	0	(111,557)	(64,565)	292,291	292,291	2005-2008	4.08 - 5.50
2003 Executive Plan	634,000	0	(34,000)	0	600,000	450,000	2008	0.99
2003 Employee Plan	0	624,152	(79,584)	(75,416)	469,152	359,364	2009	4.02
2004 Plan	0	4,084,566	(575)	0	4,083,991	543,071	2014	5.54-5.70
Total	1,102,413	4,708,718	(225,716)	(139,981)	5,445,434	1,644,726		
- Weighted Av Exercise Price	2.43	5.34	3.78	4.34	4.84	3.74		

	January 1, 2005	Granted	Exercised	Forfeited	December 31, 2005	Granted and vested December 31, 2005	Expiry date	Exercise price
2000 Employee Plan	292,291	0	(175,976)	(2,156)	114,159	114,159	2005-2008	4.08 - 5.50
2003 Executive Plan	600,000	0	(550,000)	0	50,000	50,000	2008	0.99
2003 Employee Plan	469,152	3,800	(258,528)	(4,700)	209,724	209,724	2009	4.02
2004 Plan	4,083,991	2,870,001	(522,338)	(89,375)	6,342,279	1,502,775	2014-2015	5.54-21.02
Total	5,445,434	2,873,801	(1,506,842)	(96,231)	6,716,162	1,876,658		
- Weighted Av Exercise Price	4.84	14.02	3.63	5.49	9.03	6.73		

The weighted average fair value of the options granted during the year was €11.22.

The expense recognized for share based compensation and recorded under personnel expenses with a corresponding entry in equity during the year ended December 31, 2005, including the expense in relation to stock options granted to certain consultants for services similar to employment services, is €19,444 (2004: €4,585). The fair value of share options granted is estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the years ended December 31, 2005 and December 31, 2004.

Dividend yield (%)	0%
Expected volatility (%)	78.7%-91.0%
Historical volatility (%)	78.7%-91.0%
Risk-free interest rate (%)	2.9%-4.3%
Expected life of option (years)	5-10

The exercise price of options is equal to the fair value of the shares on the date of the grant. Due to the lack of available historical data, the expected life of the options after vesting is based on the theoretical assumption that option holders will exercise their options at the end of the exercise period. This is not necessarily indicative of actual exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of option grants were incorporated into the measurement of fair value.

8. Other operating expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Housing, IT and communication cost	14,534	11,353
Marketing	7,694	6,587
Source material	5,227	4,154
Outsourcing cost	15,350	5,161
Travel and other cost	16,838	25,589
Total	**59,643**	**52,844**

9. Financial income and expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Interest income	1,505	356
Interest expense	(218)	(1,409)
Other financial expenses	(366)	(635)
Currency translation gains/(losses)	(226)	(1,833)
Total	**695**	**(3,521)**

10. Income tax

Major components of income tax expense for the years ended December 31, 2005 and 2004 are:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Current income tax	(2,715)	(1,324)
Adjustments in respect of current income tax of previous years	(30)	(90)
Deferred income tax relating to origination and reversal of temporary differences	(2,136)	(1,314)
Recognition of tax asset not previously recognized	5,913	7,679
Adjustments in respect of deferred income tax of previous year	(384)	280
Income tax benefit/(charge)	**648**	**5,231**

The aggregate net amount of current and deferred tax relating to items charged or credited to equity in 2005 was €6,479. This includes the estimated tax benefit which is expected to be realized on tax deductible expenses in relation to share-based compensation to the extent that these deductible expenses exceed the expense recognized in the Income Statement.

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Accounting result before tax from continuing operations	(22,267)	(11,006)
Result before tax from discontinued operations	(221)	805
Accounting result before income tax	(22,488)	(10,201)
Tax at weighed statutory tax rate of 34% (2004: 34%)	7,618	3,457
Adjustment in respect of current income tax of previous years	(30)	(90)
Adjustment in respect of deferred income tax of previous years	5,529	7,959
Losses for which no tax asset has been recognized	(6,438)	(3,679)
Non-deductible expenses, including IFRS 2 expenses	(5,581)	(1,941)
Other	(450)	(475)
	648	**5,231**

Deferred tax assets mainly relate to future benefits from tax loss carry forwards in The Netherlands, to the extent that it is likely that these benefits will occur. Movements in deferred tax assets are as follows:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Balance as at January 1,	21,291	-
Additions to/deductions from deferred tax assets	(6,215)	21,291
Balance as at December 31,	**15,076**	**21,291**

Deferred tax liabilities relate mainly to temporary differences in relation to the valuation of databases in Germany and Belgium. Movements in deferred tax liabilities are as follows:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Balance as at January 1	21,062	21,447
Additions to/deductions from deferred tax liabilities	(3,132)	(385)
Balance as at December 31	**17,930**	**21,062**

The Company's tax balances consist of:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Deferred income tax asset	15,076	21,291
Current income tax liability	(3,043)	(1,437)
Deferred income tax liability	(17,930)	(21,062)
Total	**(5,897)**	**(1,208)**

As at December 31, 2005 Tele Atlas N.V. and its subsidiaries had remaining tax loss carry forwards amounting to € 54.9 million net of temporary differences (2004 restated: €63.4 million), mainly in The Netherlands and the USA for which no tax asset has been recognized yet. The losses which arose in the period 2000 till 2005 are available for 20 years for offset against taxable profits.

11. Discontinued operation

On March 23, 2005 the Company sold its Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") in an all-cash transaction to Infotech Enterprises Ltd. for €1.2 million. The net result on the sale after deducting transaction expenses and taxes was a loss of €0.4 million.

Tele Atlas India did not have any revenues to third parties. The net result of operations for

2005 consisting of operational expenses (€1.5 million) net of internal charges to the European and North American organization (€1.7 million) was a profit of €0.2 million (2004: €0.8 million). Operating expenses included depreciation and amortization of €0.2 million (2004: €0.7 million). The tax charge on operating results for 2005 was €0.0 million.

12. Earnings per share

Earnings per share are calculated by dividing the net result for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding (adjusted for treasury shares) during the year. The weighted average number of ordinary shares outstanding during 2005 was 44,820,133 (2004: 37,716,789 shares).

Diluted earnings per share are calculated by dividing the net result attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of dilutive convertible preference shares, warrants and options to the extent that these options have vested, unless the result of such calculation would be anti-dilutive.

Since in 2005 and 2004 the net result of the group was negative, the effect of adjusting the number of shares for the convertible preference shares and options would be anti-dilutive and consequently diluted earnings per share equals basic earnings per share.

13. Cash and cash equivalents

	As at December 31,	As at December 31,
(In thousands of euros)	2005	2004
Cash at bank and on hand	108,898	3,507
Short term bank deposits	91,897	41,413
Total	**200,795**	**44,920**

14. Accounts receivable

	As at December 31,	As at December 31,
(In thousands of euros)	2005	2004
Trade accounts receivable	36,194	26,840
Unbilled royalty revenue	5,811	8,030
Total	**42,005**	**34,870**

15. Prepaid expenses and other current assets

Other receivables consist of VAT recoverable, prepaid insurances, advances and other prepaid expenses.

16. Investments

In April 2005, the Company used the proceeds of the sale of its Indian operation to purchase 250,000 shares in Infotech for an initial amount of €1,250. The resulting minority shareholding is accounted for in the balance sheet at fair value with resulting gains and losses being included in the Income Statement. The change in fair value in 2005 was €1,304.

In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS. The Company has decided to account for the joint venture, to which an initial contribution of €323 was made during the first quarter of 2005, using the equity method. The share in the loss of the joint venture in 2005 was €96.

17. Tangible fixed assets

(In thousands of euros)	Office and computer equipment	Other	Total
Net book value as at January 1, 2005	7,742	2,389	10,131
Acquisition of subsidiary	194	223	417
Additions	5,238	693	5,931
Discontinued operation and other disposals	(840)	(425)	(1,265)
Depreciation	(4,337)	(904)	(5,241)
Exchange differences	437	189	626
Net book value as at December 31, 2005	**8,434**	**2,165**	**10,599**
Cumulative cost as at January 1, 2004	27,832	5,604	33,436
Less: accumulated depreciation as at January 1, 2004	(22,794)	(3,594)	(26,388)
Net book value as at January 1, 2004	**5,038**	**2,010**	**7,048**
Cumulative cost as at December 31, 2004	32,050	6,191	38,241
Less: accumulated depreciation as at December 31, 2004	(24,308)	(3,802)	(28,110)
Net book value as at December 31, 2004	**7,742**	**2,389**	**10,131**
Cumulative cost as at December 31, 2005	32,558	5,798	38,356
Less: accumulated depreciation as at December 31, 2005	(24,124)	(3,633)	(27,757)
Net book value as at December 31, 2005	**8,434**	**2,165**	**10,599**

18. Intangible fixed assets

(In thousands of euros)	Databases and Tools	Goodwill	Other	Total
Net book value as at January 1, 2005	245,021	14,549	15,648	275,218
Acquisition of subsidiary	-	5,726	717	6,443
Additions	32,864	-	-	32,864
Purchase of databases	241	-	-	241
Amortization	(43,262)	-	(3,827)	(47,089)
Exchange differences	11,991	2,170	2,183	16,344
Net book value as at December 31, 2005	**246,855**	**22,445**	**14,721**	**284,021**
Cumulative cost as at January 1, 2004	346,683	31,153	-	377,836
Less: accumulated amortization as at January 1, 2004	(118,160)	(13,597)	-	(131,757)
Less: accumulated impairment losses as at January 1, 2004	(45,091)	(16,909)	-	(62,000)
Net book value as at January 1, 2004	**183,432**	**647**	**-**	**184,079**
Cumulative cost as at December 31, 2004	441,736	45,354	17,550	504,640
Less: accumulated amortization as at December 31, 2004	(159,246)	(13,896)	(1,902)	(175,044)
Less: accumulated impairment losses as at December 31, 2004	(37,469)	(16,909)	-	(54,378)
Net book value as at December 31, 2004	**245,021**	**14,549**	**15,648**	**275,218**
Cumulative cost as at December 31, 2005	486,832	53,250	20,450	560,532
Less: accumulated amortization as at December 31, 2005	(201,585)	(13,896)	(5,729)	(221,210)
Less: accumulated impairment losses as at December 31, 2005	(38,392)	(16,909)	-	(55,301)
Net book value as at December 31, 2005	**246,855**	**22,445**	**14,721**	**284,021**

(In thousands of euros)	2005	2004
Additions to databases and tools can be broken down as follows:		
- source material acquired	4,275	4,154
- internally generated databases and tools	28,830	55,541
	33,105	**59,695**

Impairment testing of indefinite lived goodwill and review of previously recognized impairment loss

Goodwill acquired through the acquisition of GDT has been allocated to the North American region as a Cash Generating unit as defined under IAS 36. The carrying amount of goodwill as at December 31, 2005 was $19,351 (€16,371).

In 2003, the Company recognized an impairment loss on intangible assets and goodwill which had been allocated to the North American region. The amount of the impairment loss on databases and tools yet to be amortized as at December 31, 2005 was $45,381 (€38,392).

The recoverable value of the region has been determined based on a value in use calculation. Cash flow projections covering a period of ten years and a terminal value were developed by the Company. Management believes that this planning horizon is justified taking into account the long term nature of investments in its business. Projected pre-tax cash flows were discounted using Weighted Average Cost of Capital of 24.5%, which was based on an industry average capital structure.

The key assumptions on which management has based its cash flow projections to undertake the impairment testing of goodwill and the review of previously recognized impairment loss are as follows:

- revenue growth has been based on historic performance and detailed revenue planning for 2006. For subsequent years, growth is based on expected market growth and the expected development of Tele Atlas North America's market share.
- growth of cost of goods sold and sales related expenses has been estimated based on revenue growth.
- growth of other costs, including costs related to the database, has been estimated taking into account the expected cost savings resulting from the integration of GDT in the North American Tele Atlas organization, future plans in improving the database and expected cost of living increases.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties, returned products.

20. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management (IAM) B.V. which was granted further to the legal restructuring of the Tele Atlas Group in January, 2000. The loan was based on the potential tax benefits to the Tele Atlas Group of the tax depreciable base of intangible fixed assets as at December 31, 1999. Repayment of the loan was contingent upon the realization of these tax benefits over a 10-year period. Any remaining balance payable after this period would be forgiven. The loan did not bear interest. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet as at December 31, 2004 represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005 €2.1 million in benefits had been realized by Tele Atlas and was payable under the loan agreement.

On May 10, 2005 the Company entered into an agreement with IAM to convert a contingent loan into ordinary shares.

Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Supervisory Board. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the current payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

21. Pension accrual

Movements in pension liabilities were as follows:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Balance as at January 1,	3,761	2,606
Charged/released to Income Statement	983	1,285
Utilized	(119)	(130)
Balance as at December 31,	**4,625**	**3,761**

Pension liabilities relate to the deferred benefit plan in Germany and the staff leaving indemnity in Italy. There are no plan assets in relation to these plans. In connection with the defined benefit plans in Germany a discount rate of 4.2% was used, an assumed rate of salary increase of 3.0% and German mortality rates.

22. Shareholders' equity

Ordinary Share Capital

As at December 31, 2005 89,619,446 ordinary shares had been issued and fully paid up. As at December 31, 2005 the company held no ordinary shares as treasury stock.

Developments in ordinary shares during the year were as follows:

Number of ordinary shares issued and paid up as at January 1, 2005	38,013,897
Conversion of shareholder loan (note 20)	1,460,768
Conversion of preferred A shares	35,276,329
Issue of ordinary shares	7,246,403
Exercise of warrants	6,237,145
Exercise of stock options (note 7)	1,384,904
Balance as at December 31, 2005	89,619,446

Convertible Preferred A Shares

On November 12, 2005 the Meeting of Shareholders resolved to amend the articles of association of the Company, resulting in the abolishment of the Preferred A Shares and the rights associated thereto upon the completion of the offering of ordinary shares on November 22, 2005. The Preferred A Shares, which were issued in July 2004 to a consortium of investors, were each convertible into one Ordinary Share without further payment. Preferred A Shares would pay the same dividend, if any, as Ordinary Shares but were senior in liquidation preference. The prior approval of the meeting of holders of Preferred A Shares was required before the General Meeting of Shareholders could pass resolutions on certain matters, such as issuing new shares or rights to acquire shares, the limitation or exclusion of pre-emptive rights of shareholders, the acquisition by the Company of its own shares or the reduction of issued share capital, any distribution to shareholders or ordinary shares and amendments to the Company's articles.

The total issued number of Convertible Preferred A Shares as at December 31, 2004 was 35,276,329 with a value of €0.10 each. On November 22, 2005 35,276,329 Convertible Preference Shares were converted into the same number of Ordinary Shares.

Issue of ordinary shares

On November 22, 2005 the Company completed an offering of new ordinary shares on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at a price of €18.50 per share.

Warrants

Simultaneously with the issue of the Preference Shares to the investor consortium in 2004, 7,055,264 Warrants were issued to the consortium, each for the purchase of one Convertible Preferred A Share at a purchase price of €5.00. These were exercisable at any time until July 6, 2009.

Holders of a Warrant could elect (i) to exercise the Warrant, in whole or in part, in cash by payment of the exercise price of €5.00 per Preferred A Share ("Cash Exercise") or (ii) to require us to purchase the portion of the Warrants to be exercised against an amount equal to (x) the number of ordinary shares into which the Preferred A Shares issued upon exercise of the Warrants may be converted at the time of exercise ("Exercise Shares") multiplied by (y) the difference between the Implied Share Market Price, as defined in the terms of the Warrants, and the exercise price of €5.00 (the "Purchase Amount"); provided, however, that the Purchase Amount would not be paid by us to the Warrant holder but would remain outstanding. Immediately following such purchase by us, the Warrant holder was to purchase such number of Preferred A Shares from us as determined by dividing the Purchase Amount by the Implied Share Market Price for a per share purchase price of the Implied Share Market Price, such amount to be paid to the Company by set-off against the Purchase Amount ("Cashless Exercise")

Before the completion of the offering on November 22, 2005 the Company and the Selling Shareholders agreed to amend the terms and conditions of the Warrants, subject to the closing of the Global Offer to the effect that upon exercise of a Warrant the Warrant holders would purchase fully paid ordinary shares as opposed to Preferred A Shares. Immediately after the offering on November 22, 2005 all Warrants were exercised. Subsequently, 6,237,145 ordinary shares were issued.

23. Financial instruments

Financial risk management objectives and policies

The Company is exposed to market risk, including changes in currency exchange rates and uses derivatives in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Company carries out a significant proportion of its business in US dollars. The primary purpose of the Company's hedging activities is to protect its net cash flow in US dollars against the volatility in the rate of the US dollars against the Group currency, the euro.

Credit risk

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Derivative financial instruments

IAS 39, Financial Instruments: Recognition and Measurement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedging instruments must be adjusted to fair value through income. If the derivative is a hedging instrument, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in a separate component of equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

At December 31, 2005 and 2004 no derivative financial instruments were included in the balance sheet. The amount that was removed from equity and reported in the Income Statement in 2005 was €0 (2004: negative €655).

Credit risk exposures

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event of the counterparties fail to perform their obligations as of December 31, 2005 in relation to each class of recognized financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The Company's maximum credit risk exposure for derivative instruments is as follows. Foreign exchange contracts – the full amount of the foreign currency the Company will be required to pay or purchase when settling the forward exchange contracts, should the counterparties not pay the currency they are committed to deliver to the Company. As of December 31, 2005, the notional principal amounts for foreign exchange contracts was €0 .

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is significant in relation to the Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and transactions are entered into with diverse creditworthy counterparties, thereby mitigating any significant concentration of credit risk.

24. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business. As at December 31, 2005 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain computer equipment under operating leases (the lessor effectively retains substantially all the risks and benefits of ownership of the leased items). As at December 31, 2005, the minimum annual lease commitments based on contractually agreed lease terms were as follows:

(In thousands of Euros)	
Within one year	14,172
After one year but no more than five years	21,338
More than five years	3,408

Rental expenditure for the year ended December 31, 2005 amounted to €14,631.

Finance lease commitments

The group has finance leases for cars. The net book value of the assets related to these leases is €127. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments as at December 31, 2005 are as follows:

(In thousands of Euros)	Minimum payments	Present value of payments
Within one year	119	116
After one year but no more than 5 years	30	29
Total minimum lease payments	149	
Less amounts representing finance charges	4	
Present value of minimum lease payments	145	145

Source material commitments

As at December 31, 2005 Tele Atlas N.V. had commitments in relation to the acquisition of source material of €5,071, of which €2,949 arises in 2006.

25. Shareholders positions of Statutory Directors and Supervisory Board

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as at December 31, 2005.

Statutory Directors Tele Atlas N.V.	Shares	Vested Options
Alain De Taeye	28,369	296,875
George Fink	-	296,875

Supervisory Board	Shares	Vested Options
Wim Dik	300	625
Bandel Carano	-	2,500
Charles Cotton	-	10,000
Holger von Hebel	-	-
Peter Morris	-	2,500
George Schmitt	-	10,000
Joost Tjaden	8,563	2,500

Other Information

Independent auditors' report

Introduction

We have audited the consolidated financial statements of Tele Atlas N.V., Amsterdam, and its subsidiaries for the year 2005, which comprise the consolidated income statements, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and the related notes, prepared in accordance with International Financial Reporting Standards as adopted by the EU. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the Report of the Management Board is consistent with the consolidated financial statements.

Eindhoven,

for Ernst & Young Accountants

L.J. Wortel P.M. van der Zanden

Appropriation of results

Pursuant to Article 18 of the articles of association, the Company may make distributions only to shareholders insofar as its shareholders equity exceeds the amount of its paid up capital, increased by reserves, which shall be kept by virtue of the law. The profit appearing from the profit and loss account adopted by the meeting of shareholders shall be at the disposal of the meeting of shareholders. Any resolution to distribute profit to shareholders is subject to the prior approval of the meeting of preferred A shares outstanding.

Where a dividend is declared or a distribution from general reserves is made such dividend or distribution will allocated between the class of ordinary shares and the class of preferred A shares as if the preferred A shares had already been converted into ordinary shares.

Losses for the year are deducted from the accumulated result.



Tele Atlas Find more.

Annual Report 2005

082-34940

Contents

Profile 1
Key Figures 2
Information for shareholders 3

Report of the Supervisory Board 4
Statement from the Management Board 6
Corporate Governance 10
Remuneration Report 16
Risk Profile 20

Report of the Management Board 23
Financial Performance 23
Business Developments 26

Supervisory Board and Executive Team 30

Annual Accounts 37
Tele Atlas N.V. consolidated
financial statements 2005 37

Other Information 70
Independent auditor's report 70
Appropriation of results 71

Tele Atlas Profile

Tele Atlas is a global leader in digital map data and dynamic content. Our comprehensive database serves as the foundation for many of the world's most important geographic solutions, including personal navigation, automotive navigation applications, and geographic applications in the enterprise and public sector market, such as utility and facility management, land use planning, fleet management, and logistics and environmental analysis and management. In addition, Tele Atlas maps provide the core for many Internet and wireless location-based services. Tele Atlas maps provide coverage of 19.4 million kilometers of roadway in 37 countries including nearly 20 million global points of interest (POIs) reaching over 360 million addresses and people in Europe and 300 million in North America. Tele Atlas does not develop consumer-based applications; instead, we collaborate with a growing number of leading mobile application and device partners, helping them build their businesses by delivering the most up-to-date geographic content available so their customers can quickly and easily find people, places, products and services. We also work with organizations responsible for some of the world's most critical emergency, business fleet, and infrastructure service applications. These providers are enabled by our map data and dynamic content to help their users quickly deliver life-saving services, and to help their organizations maintain business-critical operations. Our partners depend on Tele Atlas' digital map data, POIs, and dynamic content to deliver valuable products and services in a timely and cost-effective manner.

In 2005, Tele Atlas realized revenues of €200 million. As of December 2005, the Company employed more than 2,300 full-time staff and contract cartographers. Tele Atlas is headquartered in 's-Hertogenbosch, The Netherlands, with offices in 20 countries around the world. The Company is listed on the Euronext Amsterdam Exchange as well as on the Frankfurt Stock Exchange, where it is a component of the TecDax index.



Key Figures

(in millions of euros except for per share information and average number of employees)	2005	2004 [3]	2003	2002	2001
Sales revenues	200.1	127.7	86.5	78.3	70.9
Adjusted EBITDA [1]	14.7	(22.5)	(45.5)	(49.6)	(62.4)
Operating result (EBIT) [2]	(24.2)	(7.5)	(85.7) [4]	(19.0)	(24.2)
Net result [2]	(21.6)	(5.8)	(87.3) [4]	(18.6)	(18.9)
Average number of employees	1,329	1,904	1,865	1,819	1,700
Earnings per share	(0.49)	(0.13)	(2.31)	(0.49)	(0.50)

1 Adjusted EBITDA is the Operating result before capitalization, depreciation and amortization and costs related to IFRS 2 Share Based Payments
2 The result in 2004 and 2005 reflects the result from continuing operations and therefore excludes the result and employees of Tele Atlas India, which was sold in March 2005.
3 Results of GDT were included as of acquisition date (July 2004)
4 Including impairment charge of €62.0 million

Information for shareholders

Tele Atlas' investor relations policy is designed to inform shareholders as fully as possible of the Company's performance. This Annual Report is an expression of that policy. All relevant information, such as quarterly and annual figures, press releases and background information, is also available on the Company's website, www.teleatlas.com. For institutional investors, banks, brokers and their associates, Tele Atlas organizes regular road shows and other informative meetings. The Investor Relations Manager welcomes direct questions from investors and their advisers; call: +31 640 21 60 or e-mail: investor.relations@teleatlas.com.

In November 2005, Tele Atlas successfully completed an offering of around 29 million of its ordinary shares at Euronext Amsterdam in addition to its existing listing at the Frankfurt Stock Exchange. The free float of the Company increased significantly from 21% to 51% of shares outstanding. The offering comprised a sale of around 7 million new shares by Tele Atlas and a sale of over 21 million existing shares by the selling shareholders: IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch, Meritech, TeleSoft Partners and Stanford University.

In Germany, Tele Atlas was included in the TecDax index in 2005, putting the company among the 30 best-performing Technology stocks at the Frankfurt Stock Exchange.

Spread of shareholdings
(on a fully diluted basis as at December 31, 2005)


Bosch
7%
IAM
18%
TeleSoft
3%
OAK
10%
NEA
9%
Meritech
3%
Free float
51%

Investor Relations contact persons and telephone numbers

Hardie Morgan (CFO):
tel. +31 73 640 21 60
Jasper Vredegoor (Investor Relations):
tel. +31 73 640 21 60

Stock Exchange listing

Geregelter Markt Frankfurt;
Prime Standard/TecDax
Ticker TA6

Euronext Amsterdam
Ticker TA

ISIN: NL0000233948
WKN: 927101

Dividend policy and dividend proposal

Tele Atlas currently has no plans to distribute a dividend.

Statement on insider dealing

Tele Atlas has drawn up internal regulations governing the trade in Tele Atlas shares by members of staff. They are based on the model regulations issued by the Securities Board of The Netherlands.

Report of the Supervisory Board

Tele Atlas had a very good year with impressive sales growth and a successful offering of its shares on the Euronext Amsterdam Exchange. We are very pleased with the progress made by the Company in 2005.

We hereby present the Annual Report 2005 of Tele Atlas N.V. as prepared by the Management Board. The Consolidated Financial Statements included in this Annual Report have been audited by, and discussed with, Ernst & Young Accountants. Their unqualified report is included on page 68 of the Annual Report. We propose that the shareholders approve the Annual Report 2005 and the treatment of the result contained therein. In accordance with Article 16 of the Company's articles of association, approval will serve to endorse the Management Board's conduct of the Company's affairs and the supervision exercised by the members of the Supervisory Board.

Supervision

Our Supervisory Board held six meetings in 2005, which were also attended by members of the Management Board. Important topics in 2005 were: (i) the Company's strategy, its implementation and the associated risks; (ii) the offering of shares on the Euronext Amsterdam Exchange; (iii) the corporate governance of the Company; and, (iv) the commercial and technical development and the financial performance and position of the Company.

The Company's strategy was discussed by the Board in several informal sessions with the Company's senior management team. The Company is operating in a fast changing environment and the strategy of the Company and the implementation of this strategy were discussed in depth.

The offering of ordinary shares on Euronext Amsterdam, which is in addition to the already existing listing on the Frankfurt Stock Exchange, was an important event for the Company. The transaction, which included a secondary offering by existing shareholders, was the subject of a number of Board discussions.

The Board also discussed the corporate governance structure of the Company on several occasions. The Board attaches great importance to corporate governance as an important path to increased shareholder value. While Tele Atlas' corporate governance structure complies with the principles of Dutch law, the corporate governance structure of the Company has historically been more geared to the interests of shareholders as a result of the financing by a consortium of private shareholders in 2004 and deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code ("Tabaksblat"). In connection with the Euronext Amsterdam listing, several significant changes were made in the Company's governance structure to bring it closer in line with the Tabaksblat code. A detailed report on corporate governance, the changes made in 2005 and the remaining deviations from the Tabaksblat code are set forth on pages 10 to 15 of this Annual Report.

The Board also met in the absence of the Management Board to discuss the functioning of both the Management and Supervisory Boards. We concluded that we are satisfied with the performance of both.

Changes

At the Annual General Shareholder Meeting on June 1, 2006, Mr. von Hebel will step down as a member of the Supervisory Board. Mr. von Hebel represented our shareholder Robert Bosch GmbH, who significantly reduced its share with the offering on the Euronext Amsterdam Exchange in November 2005. The Supervisory Board will put a proposal on the agenda of the Annual General Shareholder Meeting for the appointment of a new member of the Supervisory Board.

Audit Committee

The Audit Committee met on four occasions during the year to perform its primary tasks of discussing the quarterly reports and Annual Report as well as discussing internal risk management and internal control systems. Also, the Audit Committee discussed the audit engagement and the result of the audit with the auditors. The Audit Committee was assigned the task of making a recommendation on the conversion of a contingent loan held by shareholder International Asset Management (IAM) into ordinary shares. In connection with this matter, the committee met several additional times without the presence of IAM representative, Mr. Tjaden, to formulate its recommendation on the conversion. This transaction, which was approved by the Supervisory Board on May 10, 2005, is more fully described in Note 20 of the Financial Statements.

Remuneration Committee

The remuneration of the Management Board and the Company's stock option plan were discussed by the Remuneration Committee, which met on 4 occasions in 2005. A detailed remuneration report is provided on pages 16 to 19 of the Annual Report.

We wish to thank the Management Board and all members of the staff for their hard work in the past year.

's-Hertogenbosch, The Netherlands,
February 28, 2006

Tele Atlas Supervisory Board
Professor Wim Dik, Chairman



Alain De Taeye, Co-Founder and CEO



George Fink, President and COO

Statement from the Management Board

A transformative year

The year 2005 was an important one for Tele Atlas. We laid the foundation for the coming years, both in Europe and North America. We completed our executive management team, continued the integration of the GDT and Tele Atlas databases, built our financial strength, invested heavily in our sales and marketing efforts and developed a strategy that will ensure that we keep a strong foothold in the key emerging growth market of personal navigation.

We made significant progress in combining the datasets and operations of Tele Atlas North America and Geographic Data Technology (GDT) following our 2004 acquisition of GDT. We are currently in the final stages of integrating the GDT database with our North American database to create what we believe will be a North American digital map of the highest quality and coverage. We have integrated into our data collection process GDT's unique data compilation method, using over 50,000 resources worldwide to detect, integrate, and test changes in the road network – which is faster and more cost effective than traditional field survey methods. For the North American market, we rolled out the mobile mapping technology that we broadly adopted in Europe during 2004. This technology, which uses a van equipped with sophisticated electronics and six cameras, greatly improves the efficiency and accuracy of field data collection. In Europe, Tele Atlas received certification to ISO's TS 16949:2002 Automotive Standard, becoming the first geographic content provider to receive this certification for the complete process of designing, developing and producing map data. Combined with our previous ISO 9001:2000 certification in North America, this makes us the first digital map provider with ISO certification over its entire global data production process.

During 2005, we also transferred our Indian operations to long-term service provider Infotech Enterprises Ltd., boosting our mapping flexibility and capacity, and positioning Tele Atlas to take greater advantage of its recent advances in data collection and production.

Finally, the Company continued to expand its position in key business segments. We implemented programs with key North American and European electronics retailers designed to increase the visibility of personal navigation products in the retail channel, and launched an initiative that encourages automotive manufacturers to add personal navigation units as an option for consumers purchasing vehicles.

During 2005, the Company deepened its commitment to its partners. The past year saw record-breaking attendance at our U.S. and European partner conferences, where we announced the launch of Tele Atlas PartnerLink℠, a global extranet that provides our partners with tools and resources to help them maximize their relationship with Tele Atlas and grow their businesses. Shortly after the close of the year, Tele Atlas showcased some of its best personal navigation







partners at 3GSM in Barcelona and the Consumer Electronics Show in Las Vegas.

Strong results

We ended 2005 with €200.1 million in sales revenues, up 57% from 2004 sales of €127.7 million. We are proud to report that growth was realized in all of our major market segments in both Europe and North America, with our major segments, personal navigation and automotive navigation, growing by an impressive 87% and 43% respectively. Our Adjusted EBITDA[1] improved to a profit of €14.7 million from a loss of €22.5 million in 2004. The Company believes that Adjusted EBITDA provides the best measurement of the Company's performance as it eliminates the impact of the large variations in non-cash expense items the Company has experienced since 2004. Cash operating expenses increased by 23% to €185.3 million from €150.2 million, as we continue to invest in building a strong sales and marketing organization, work on the integration of the two databases in North America and invest in ever better and fresher maps. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004, due to the improved Adjusted EBITDA and strong working capital management.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization, and before costs related to IFRS-based payments.

Diverse markets

In the past year, we experienced growth in all of our major market segments. In the personal navigation market, our partners – including such industry leaders as TomTom, Mitac, ViaMichelin, Destinator Technologies, gate5, Wayfinder, TeleType, Cobra, Pharos and Navman – introduced a variety of new devices during the year that fueled growth. We supported these partners by continuing to focus marketing resources on the European and North American retail channels to drive consumer adoption of personal navigation devices.

Revenues per segment in millions of euros


70
60
50
40
30
20
10
0
In-car navigation
Data products navigation
Personal navigation
Enterprise and government
Other segments
2004
2005

The automotive navigation market, currently characterized by low penetration rates and healthy consumer demand, represents a significant growth opportunity for Tele Atlas. Our relationships with industry-leading automotive navigation partners, such as Blaupunkt, Harman/Becker, Pioneer, Siemens VDO and DENSO, put us in a strong position to take advantage of this growth in demand.

We also experienced strong growth in the enterprise/public sector market in 2005 as we both expanded the number of Tele Atlas customers in the segment and increased sales to our existing customers. In addition to purchasing our data, enterprise/public sector customers also serve as an important source of information on changes to the road network.

While the Internet market currently represents a relatively small source of revenue for Tele Atlas, the rapid introduction of new mapping products among Internet companies leads us to believe that this segment will become increasingly important in the future. With partners like Google, Yahoo!, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market.

A stronger portfolio

During the past fiscal year, Tele Atlas announced a variety of important product and technology enhancements. We strengthened our Premium POI (Points of Interest) program, which provides millions of validated and accurately located POIs, introduced more three-dimensional landmarks, and launched our Brand Icon program, which gives users of Tele Atlas-powered solutions the ability to quickly and accurately identify popular POIs by brand. In addition, the new Point Address capability within our database pinpoints street addresses to a physical building, site, or parcel, allowing developers to greatly enhance the value and usefulness of their geolocation and navigation products. Tele Atlas has also developed truck routing database capabilities for the US and Canada that help truckers plan safe and efficient routes.

In October, we acquired our mobile mapping partner, Warsaw-based PPWK GeoInvent, whose innovative systems allow us to collect information about specific road details and actual images of streets, storefronts, road signs, and complex intersections faster than with traditional field data collection methods. This acquisition will further strengthen the quality, coverage and accuracy of our database. We also continued expanding our coverage into new markets, with additional coverage in Eastern Europe, Russia and Turkey. In the Asia-Pacific and Middle-East region, Tele Atlas further expanded its existing map coverage in Singapore and Hong Kong, with map data coverage in the United Arab Emirates as well as Malaysia. A map data partnership was signed in Thailand that will result in first product releases in the course of 2006. Through its Joint Venture in China, Navigation Information Co., Tele Atlas also began its first product offerings for China. The technology license partner in Australia, Sensis, that supplies map data products in the standard Tele Atlas product formats, expanded its existing map data coverage to include New Zealand.

A solid financial foundation

Tele Atlas completed a follow-on share offering on the Euronext Amsterdam Exchange in November. The new listing, which is in addition to our listing on the Frankfurt Exchange, allowed us to list Tele Atlas in its home market, increase the liquidity of the Company's stock, raise capital to fund future growth initiatives, and enhance the Company's profile in the financial community. The offering totaled €537 million, before deduction of offering costs, of which €403 million was from the sale of shares by selling shareholders and €134 million was from the sale of new ordinary shares by the Company. The Company's proceeds are to be used for general corporate purposes including acquisition of companies with map data in territories where we plan to expand; acquisition or investment in businesses, products or technologies that complement our core business and our core technology; and as working capital. As a result of the increased liquidity resulting from this transaction, the number of financial analysts following the Company has grown from 4 to 13, leading to increased exposure for Tele Atlas in the financial markets. Due to the Company's strong share price performance, Tele Atlas has also been promoted to the TecDax, which ranks the 30 top-performing technology companies on the Frankfurt Stock

Exchange. Thanks to excellent performance, the inclusion in the TecDax, and the new listing, the Company's market capitalization grew by over €1.0 billion to over €2.0 billion in 2005.

Corporate governance

Tele Atlas has been listed on the Frankfurt Stock Exchange since 2000 and on the Euronext Amsterdam Exchange since November, 2005. Our corporate seat is in The Netherlands, and we therefore follow the Dutch corporate governance code. Tele Atlas attaches great importance to corporate governance as an important path to increased shareholder value. Today we do not fully comply with the Dutch corporate governance code ("Tabaksblat"), largely as a result of the governance structure put into place in connection with the funding we received in 2004 by a group of private investors. During 2005, we made several significant changes to bring us closer to compliance with the Tabaksblat code, and we will continue to eliminate many of the remaining differences in the coming few years. We refer to pages 10 to 15 for more information on this topic.

Well-positioned for the future

The digital mapping industry has continued to benefit from rapid and pervasive technological enhancements. GPS chips are more powerful, color displays more functional – and both are less expensive and require less power to operate than ever before. Wireless broadband continues to grow in speed and coverage. This has fueled a wave of innovation, allowing Tele Atlas' partners to deliver digital maps through a new class of mobile devices that include smart phones, personal digital assistants (PDAs), and dedicated personal navigation systems. Advancements in point of interest (POI) availability, Internet search, dynamic content, and speech enablement have resulted in digital maps that are richer and more useful.

Tele Atlas will continue to invest in enhancing the coverage, content and quality of its database. We'll improve the accuracy and timeliness of our maps through innovations such as mobile mapping and our unique compilation method, and will provide greater content richness by partnering with leading data providers.

Outlook

Based on the results of 2005 and our current expectations for 2006, and in the absence of unforeseen circumstances, during 2006 we expect revenues to grow to approximately €250 million and Adjusted EBITDA to increase to approximately €40 million. This excludes the impact of any acquisitions which may be completed in 2006. For the longer term, our current expectation is that we can grow revenues in excess of 20% on an annual basis for the next several years and that our Adjusted EBITDA for each year will increase by approximately 50% of incremental revenue. This outlook is based on our current circumstances and expectations of future market and business, and is subject to revision.

We look back with great satisfaction and forward with much confidence. We would like to thank all of our employees, Supervisory Board members and shareholders for their commitment in 2005, and look forward to continued success in 2006.

's-Hertogenbosch, The Netherlands February 28, 2006
Alain De Taeye
Co-Founder and Chief Executive Officer

George Fink
President and Chief Operating Officer

Corporate Governance

Corporate governance structure

In July of 2004, Tele Atlas issued $210 million in convertible preferred shares to a number of United States private equity firms led by Oak Investment Partners and New Enterprise Associates (NEA), as well as existing shareholder International Asset Management (IAM). As a result of this transaction, this investor consortium owned the majority of our share capital. In connection with the July 2004 financing the Company executed a shareholder agreement with these investors granting certain rights such as a board representation. As a result of the Public Offering described elsewhere in this Annual Report, the percentage shareholding of these investors decreased significantly and the shareholder agreement was terminated, eliminating the special rights of the investor group. While these and other improvements to its corporate governance structure moved Tele Atlas closer to compliance with the Tabaksblat code the corporate governance of Tele Atlas still deviates in a number of respects from the principles and best practice provisions that are laid down in the Dutch Corporate Governance Code. These principles and practices are applicable to all listed companies organized under the laws of the Netherlands on a "comply or explain" principle.

The most important differences between the principles and best practice provisions laid down in the Dutch Corporate Governance Code and Tele Atlas' corporate governance structure are as follows.

- While Tele Atlas continues to have a two-tier board system with a Supervisory Board and a Management Board, the Supervisory Board plays a much more active role in monitoring the operations of the company and the determination of its strategy than is normal for a Dutch corporation.
- In order to ensure the alignment of the interests of the Company with the interests of shareholders, and to maintain a major focus on shareholder value, we do not apply best practice provisions III.2.1, which provides that the Supervisory Board members should be independent, except for one member. We have a Supervisory Board consisting of seven members, of which two are not independent within the meaning of the Code. Prior to the Global Offering of Tele Atlas shares in November 2005, four members of the Supervisory Board were considered non-independent. The current members of the Supervisory Board were appointed by our General Meeting of Shareholders in May of 2004 on the nomination of the then major shareholders, Oak, NEA, IAM and Robert Bosch, pursuant to a shareholders' agreement among these shareholders that provided the right to certain shareholders to nominate candidates for appointment to the Supervisory Board. This agreement has terminated and appointment and election of Supervisory Board members (including the reappointment of existing members if appropriate) will be governed by the Company's articles of association. The Supervisory Board has drawn up a profile of its optimal composition based on which any future appointments will be evaluated. This profile is available on the Company's Website. The Company is in the process of recruiting a formal secretary of the Supervisory Board.
- We partly deviate from best practice provisions II.2.1 and 2.2, which provide that options to acquire shares are conditional and become unconditional only when the Management Board have fulfilled predetermined performance criteria after a period of at least three years, and that options that do not have such performance objectives shall not be exercisable for three years from the date of grant. We have to recruit the members of our Management Board in a competitive international environment. Members of our Management Board have been granted options that vest quarterly over a period of four years and can be exercised immediately upon vesting. All options are granted with an option price equal to the fair value of the underlying shares at the time of the grant. This type of option arrangement is typical of American companies who operate similar businesses to ours. As the United States is an important jurisdiction from which we recruit members of our Management Board, we believe that granting of such options enables us

to attract and retain high caliber members of our Management Board.

- We will not apply best practice provision III.7.1, which provides that members of the Supervisory Board will not receive shares or rights to acquire shares by way of remuneration. We also have to recruit the members of our Supervisory Board in a competitive international environment. Members of the Supervisory Board that so elect may receive their compensation in options for our ordinary shares in lieu of certain cash compensation. For the same reason, we also deviate from best practice provision III.7.3, which provides, among others, that the Supervisory Board shall adopt a set of regulations containing rules governing ownership and transactions in securities by members of the Supervisory Board, other than securities issued by their "own company." Our members of the Supervisory Board are not restricted from investing in securities issued by other companies, other than those of direct competitors;
- Prior to the approval of the amended articles of association in October and the completion of the offering in November 2005, the holders of the convertible preferred shares of Tele Atlas had approval rights under the articles of association of the Company for certain types of corporate transactions. In connection with the offering, all preferred A shares and any rights related thereto were abolished.

The **Management Board** is appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner, the shareholders meeting is free to make the appointment. The Management Board is responsible for the management of the Company. The shareholders meeting may give instructions on the general lines of financial, social, economic, and employment policies to be given by the shareholders meeting. The Management Board consists of a Chief Executive Officer and a President/Chief Operating Officer. The Supervisory Board appoints the Chief Executive Officer who acts as chairman of the Management Board. The articles of association provide that the Supervisory Board may require that certain Management Board decisions be submitted to the Supervisory Board for approval, and that certain decisions require approval by the shareholders meeting.

Management Board members may be suspended or dismissed by the shareholders meeting provided the resolution is passed by at least two-thirds of the votes cast, representing more than half the issued capital, unless the proposal concerned has been made by the Supervisory Board, in which case no quorum or quota requirements apply.

The general remuneration policy of the Management Board will be adopted by the shareholders meeting. The remuneration of each member of the Management Board will be determined by the Supervisory Board with due observance of the policy. Share plans and options plans of members of the Management Board must be submitted by the Supervisory Board to the shareholders meeting for approval.

Management Board members must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the chairman of the Supervisory Board and all other members of the Management Board who shall decide, without the member present, whether there is a conflict of interest.

The members of the Management Board are supervised and advised by the **Supervisory Board**, who are formally appointed by the shareholders meeting from a binding nomination, drawn up by the Supervisory Board. The binding nomination may be overridden by the shareholders meeting with two-thirds of the votes cast representing at least half of the issued share capital. If the Supervisory Board fails to make the nomination in a timely manner the shareholders meeting is free to make the appointment. Members of the Supervisory Board may be appointed for a maximum of three four-year terms.

The Supervisory Board supervises the conduct of, and provides advice to, the Management Board and supervises the business generally. In performing their duties, all members of the Supervisory Board, including those affiliated with a shareholder, are to act in the best interests of the business as a whole. The Management Board shall provide the Supervisory Board with the information it needs for the performance of its tasks and the Supervisory Board shall at any time have access to all buildings and premises in use by the Company and is entitled to inspect all of the Company's books and records. The Supervisory Board members appoint one of their number as Chairman and one member as Deputy Chairman. All Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. Supervisory Board members may be suspended or dismissed by the shareholders meeting at any time provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.

The Supervisory Board adopts resolutions of the Supervisory Board by an absolute majority of the total number of votes cast.

The remuneration of the Supervisory Board is determined by the shareholders meeting.

The Supervisory Board has developed rules that outline its responsibilities, its operating procedures and its relationship with the Management Board and the shareholders meeting. The rules are available on the Company's Website: www.teleatlas.com.

The Supervisory Board meets at least four times a year, with the Management Board and other members of the Company's senior management team present, unless the Supervisory Board decides otherwise, to discuss Company strategy, as well as the risks of business. The Supervisory Board shall discuss at least once a year its own functioning, as well as the functioning of the Management Board, the corporate strategy and risks of the business and the budget for the financial year. The Supervisory Board has established an Audit Committee, a Remuneration Committee, and a Nominating Committee.

The **Audit Committee** assists the Board in monitoring the systems of internal controls, the integrity of the financial reporting process, and the financial statements and reports of the Company; assessing and mitigating business and financial risks to the Company; the application of information technology within the Company; and the compliance by the Company with legal and regulatory requirements. The role and responsibility of the Audit Committee, as well as the composition and the manner in which it discharges its duties, have been laid down in an Audit Committee charter, which is available on the Company's Website www.teleatlas.com. The responsibilities of the Audit Committee include (i) reviewing and assuring the independence of the firm serving as the Company's independent accountant, (ii) requiring the independent accountant to report all critical accounting policies and practices used by the Company as well as available alternative treatments and other material written communications between the independent accountant and the Company, (iii) reviewing with the Company and the independent accountant (to the extent the independent accountant performs services in connection with the reports) all interim and financial reports, (iv) reviewing with the independent accountants, in advance of the annual audit, the audit scope and plan, (v) discussing with the independent accountant at the completion of the annual audit the financial statements and related footnotes, the audit and the report thereon, their judgement about the quality of the Company's accounting principles, changes in the audit plan or difficulties encountered during the audit and discussing other matters related to the conduct of the audit. Meetings of the Audit Committee are generally attended by the CFO, the VP Finance and Controlling and the VP Risk Management.

The **Remuneration Committee** advises the Supervisory Board on the remuneration of the Management Board and monitors the remuneration policy, including the fixed remuneration, the shares and/or options to be granted, other variable remuneration components and other benefits, as well as the performance criteria and their application. The rules of the Remuneration Committee, as well as the composition and the manner in which it discharges its duties, have been laid down in the Rules for the Remuneration Committee, which are available on the Company's Website: www.teleatlas.com. The Remuneration Committee consists of at least three members. The chairman of the Remuneration Committee is not the chairman of the Supervisory Board or a former member of the Management Board or a member of the Supervisory Board who is a member of the management board of another listed company.

The **Nominating Committee** advises the Supervisory Board on the appointment and termination of members of the Management Board and periodically assesses the functioning of members of the Supervisory Board and Management Board. The Nominating Committee consists of at least three members. The rules of the Nominating Committee as well as the composition and the manner in which it discharges its duties have been laid down in the Rules for the Nominating Committee, which are available on the Company's Website: www.teleatlas.com.

The remuneration of the Supervisory Board members is €40,000 for the Chairman and €30,000 for the other members. The remuneration of the committee members was set at €1,000 per committee meeting. Supervisory Board members may opt to receive stock options in lieu of receiving cash. The remuneration of the Management Board and the Supervisory Board and their share and option positions are disclosed on pages 16 to 19 and 67 of this report.

The **shareholders meeting** is convened at least once a year, within six months of the end of the financial year, to consider among others, the Annual Report and the discharge of the members of the Management Board and the Supervisory Board. The shareholders meeting also appoints the auditor. Decisions are taken by an absolute majority of the votes, cast except in those cases in which the law or the articles of association of the Company require a greater majority, with one vote being attached to each share.

Compliance with Dutch Corporate Governance Code

Apart from the differences between the corporate governance of Tele Atlas and the Dutch corporate governance code that are described earlier in this chapter, there are a number of other principles or best practices where the Company does not fully comply. These deviations are listed below.

- We deviate from best practice provision II.1.1, which provides that members of the Management Board may be appointed for a maximum term of four years at a time. Our current members of the Management Board were appointed for an indefinite period prior to the establishment of the Code. We will apply this best practice provision in respect of any new member of our Management Board who is appointed in the future.
- We deviate from best practice provision II.2.7, which provides that the maximum remuneration in the event of a dismissal is one year's base salary. The employment agreement with Alain De Taeye, the Chairman of our Management Board and CEO, provides that in the event of a termination of his employment agreement by us, other than in case of urgent cause (dringende reden), or termination due to acts, defaults or negligence of Alain De Taeye, he will be entitled to an amount equal to 1/6 of his annual compensation for each full year of service, with a maximum of three times the annual compensation. The Company believes that this exception is warranted given Mr. De Taeye's role in founding the Company and his subsequent service in excess of twenty years.
- We do not apply best practice provision III.3.3, which requires that appointed Supervisory Board members be subject to an introduction program designed to educate them about our activities and their resulting duties and responsibilities, and that an annual review

be conducted to identify any aspects with regard to which they require further training or education during their services as Supervisory Board members. We provide persons nominated for appointment to our Supervisory Board with full information on us and our business. We therefore do not intend to establish a training program for Supervisory Board members in the near future and will not establish an annual review process to identify any aspects for which the Supervisory Board members require further training or education during their period of appointment.

- We will deviate from best practice provision IV.1.1, which provides that a company's general meeting of shareholders may pass a resolution to (i) set aside the binding nature of a nomination for the appointment of a member of the management board or the supervisory board and (ii) dismiss a member of the management board or supervisory board, by an absolute majority of the votes cast, representing at least one-third of the issued share capital. Our articles of association provide that a binding nomination for the appointment of members of our Management Board or of our Supervisory Board may only be set aside by a resolution of the shareholders meeting passed with a two-thirds majority representing more than 50% of our issued share capital, unless the proposal concerned has been made by the Supervisory Board, in which case no quorum or quota requirements apply, or such lower majority or quorum as Dutch law will permit to require for overriding a binding nomination. Further, our articles of association provide that a member of our Management Board or our Supervisory Board may only be dismissed by a General Meeting of Shareholders with a majority of at least two-thirds of the votes cast at a meeting at which more than 50% of our issued share capital is represented. We believe that maintaining continuity in our Management Board and Supervisory Board is critical for delivering long term shareholder value. We would like to protect our stakeholders against a sudden change in management by maintaining the qualified majority and voting quorum requirement, which is allowed under Dutch law.
- We partially comply with best practice provision IV.3.1. We attempt to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. We meet with many investors, potential investors and analysts during the course of the year. We feel it is not practical to announce these meetings in advance or to make provisions for all shareholders to follow these meetings and presentations in real time. We restrict the information presented in these meetings to publicly-available material. Investors may listen in on the press and analyst conference call given at the publication of our annual figures and our first, second and third quarter results. Recordings of these calls are available on our Website as are copies of presentations made to investors and analysts.

The Company is in the process of installing an internal risk management and control system as required by the Code, but such implementation is not yet complete. The Company's Management Board is in full compliance with the restrictions on the outside activities of Management Board members.

The articles of association, the Rules of the Supervisory Board, the Rules of the Management Board, which include certain restrictions on outside activities for the members of the Management Board, the Company's Code of Ethics, and the procedure for employees of the Company to confidentially file complaints may all be inspected on the Company's website: www.teleatlas.com.



Investor Relations policy

Tele Atlas conducts an active Investor Relations policy to ensure the regular and comprehensive provision of information to shareholders regarding the Company's performance. The Chief Executive Officer and the Chief Financial Officer have primary responsibility for relations with shareholders, other providers of capital, their advisors and intermediaries and financial journalists. The Investor Relations policy is geared to the proper and timely provision of information that enables well-founded investment decisions to be taken in respect of Tele Atlas. In addition to the financial results and prospects, the information considers strategic choices and objectives and relevant social and technological developments. The Company uses all appropriate communications media. Of central importance is the Annual Report, supplemented with regular press releases, road shows and other informative meetings for investors and analysts. All relevant information, including quarterly and annual figures, press releases and IR presentations, is available on the Website: www.teleatlas.com.

Tele Atlas attaches great importance to fair disclosure, ensuring that all target groups receive the same information at the same time. Tele Atlas therefore cooperates with service providers that guarantee that stock exchanges, regulatory agencies and the professional public receive news timely and correctly. Private investors also have access to the latest news and developments on the Website, and can subscribe to an e-mail distribution system that circulates the most important news. All stock exchange announcements made by Tele Atlas are posted online.

Tele Atlas holds a press and analyst conference call upon the publication of its annual figures and organizes conference calls for analysts and institutional investors on the announcement of its first, second and third quarter results. All of these calls are broadcast live on the Internet and are accessible to the public.

Direct questions from investors are welcome;
please contact Jasper Vredegoor,
telephone: +31 73 640 21 60
E-mail: investor.relations@teleatlas.com

Remuneration Report

Introduction

In accordance with our articles of association, the remuneration of members of the Management Board is the responsibility of the Supervisory Board, subject to the adoption of the remuneration policy by the shareholders meeting. The Remuneration Committee of the Supervisory Board is charged with the development of the remuneration policy and the recommendation to the Supervisory Board of the remuneration of individual members of the Management Board.

The Remuneration Committee consists of at least three members of the Supervisory Board, one of which is to be designated as Chairman. At present, the members are: Mr. Cotton (Chairman), Mr. Carano, Mr. Morris and Mr. Tjaden.

Remuneration policy for the Management Board

The following sets forth the remuneration policy for members of the Management Board as adopted by the Supervisory Board and approved by the shareholders at the General Meeting of Shareholders held on May 9, 2005. This policy is also generally applied to members of the Tele Atlas senior executive team that are not members of the Management Board.

Term of appointment and employment contracts

The members of the Management Board appointed before July 2004 each have a non defined term of employment. As from July, 2004, new members of the Management Board are appointed for a period of four years. On expiry of the four-year term, a member of the Management Board may be re-appointed for successive terms of not more than four years. In case of a re-appointment, the performance of the candidate as a member of the Management Board is taken into account.

Objective of Remuneration Policy

The objective of the policy is to provide a compensation program that allows the Company to attract, retain and motivate members of the Management Board who have character traits, skills and background to successfully lead and manage a global enterprise and to reward them based on individual and Company performance. The remuneration policy is designed to balance short-term operating performance and the long-term growth in shareholder value.

Remuneration Elements

The remuneration for members of the Management Board is comprised of the following elements:

- Base salary and other periodic compensation and benefits, such as health insurance, car allowances, etc. Throughout the policy this compensation is referred to as base compensation.
- Short-term incentive compensation.
- Long-term equity based compensation in the form of options.

The Company traditionally has not formally compared the compensation of its Management Board to a reference set of companies. Instead, it has relied on salary surveys conducted among companies similar in nature to Tele Atlas, as well as its human resource staff and Supervisory Board members' knowledge of compensation trends in companies similar to the Company. Since the majority of the Company's management team is from the United States, the Company bases much of its remuneration policies on typical practices for U.S. companies that are similar to the Company. The Company does not grant loans to Management Board members, except for expense advances in accordance with the Company's standard travel policy, and tax equalization advances to equalize the tax situation of Management Board members who incur taxes outside their home country as a result of their membership of the Company's Management Board.

Base Compensation

The Company goal is to pay a base salary near the median relative to similarly situated companies. Other components of base compensation include:

- Medical, dental, and disability insurance - U.S. Management Board members receive the same medical, dental and disability insurance benefits as all U.S. employees. European Management Board members receive the same medical and dental insurance as European employees in the country where they are employed. Additional disability insurance is provided.

- Life insurance – U.S. Management Board members receive the same life insurance benefits as all U.S. employees. European Management Board members receive the same life insurance benefits as European employees in the country where they are employed.
- Car allowance – European Management Board members are subject to the European company car policy.
- Temporary housing expenses – when Management Board members are assigned in locations away from their permanent residence, the Company may pay temporary housing expenses to offset the additional costs the member incurs as a result of maintaining two households.
- Retirement plan contribution – U.S. Management Board members receive the same retirement benefits as all U.S. employees. European Management Board members receive a retirement plan contribution which is substantially in line with European employees in the country where they are employed.

Short Term Incentive Compensation

The Company has a short-term incentive program that pays members of the Management Board, as well as other members of executive management, based on the Company's performance versus its annual plan. For 2005 and 2006 the plan uses the following factors and weightings.

The annual plan is approved by the Supervisory Board at the beginning of each year. Participants receive points for performance above or below a particular factor in accordance with a table established by the Supervisory Board each year. Bonuses are paid based on the following formula:

Actual Bonus = Target Bonus x Bonus Points / 100.

The 2005 and 2006 target bonus for Management Board members is 60% of salary. The point table used to determine the increase or decrease above or below each target for 2005 is reproduced below.

Factor	Weighting 2005	2006
Revenue	50%	25%
Adjusted EBITDA	25%	50%
Cash flow from operations	25%	25%

Revenues		EBITDA		Cash Flow	
% Target	Points	% Target	Points	% Target	Points
-10.0%	0	-50.0%	0	-50.0%	0
-9.0%	8	-45.0%	4	-45.0%	4
-8.0%	16	-40.0%	8	-40.0%	8
-7.0%	24	-35.0%	12	-35.0%	12
-6.0%	32	-30.0%	16	-30.0%	16
-5.0%	40	-25.0%	20	-25.0%	20
-4.0%	42	-20.0%	21	-20.0%	21
-3.0%	44	-15.0%	22	-15.0%	22
-2.0%	46	-10.0%	23	-10.0%	23
-1.0%	48	-5.0%	24	-5.0%	24
0.0%	50	0.0%	25	0.0%	25
2.0%	52	8.0%	26	8.0%	26
4.0%	55	16.0%	27	16.0%	27
6.0%	60	24.0%	28	24.0%	28
8.0%	70	32.0%	29	32.0%	29
10.0%	80	40.0%	30	40.0%	30
12.0%	90	48.0%	32	48.0%	32
14.0%	100	56.0%	34	56.0%	34
16.0%	110	64.0%	36	64.0%	36
18.0%	120	72.0%	38	72.0%	38
20.0%	130	80.0%	40	80.0%	40
22.0%	140	88.0%	42	88.0%	42
24.0%	150	96.0%	44	96.0%	44
26.0%	160	104.0%	46	104.0%	46
28.0%	170	112.0%	48	112.0%	48
30.0%	180	120.0%	50	120.0%	50

Points for performance beyond those contained in the points table are at the discretion of the Supervisory Board.

In addition to the short-term incentive program described above, the Supervisory Board has in the past granted discretionary bonuses for accomplishment of specific objectives, and may do so in the future.

Long-Term Equity Based Compensation

The Company has, pursuant to a resolution adopted by the shareholders meeting in May, 2004, established a stock option plan for key employees that encompasses 8,927,277 ordinary shares. The formal plan documents were approved at the Annual General Meeting of Shareholders on May 9, 2005. The Supervisory Board has established the following parameters for options granted to Management Board members and other executives:

- Option term – 10 years from date of grant.
- Option exercise price – closing price of the shares on the date of grant.
- Vesting – quarterly over a four-year period.

Vesting of the options is not performance based, as this is not typical in the U.S. and the majority of the Company's management team has been recruited from the U.S.

Both members of the Company's Management Board have been granted options on 1,075,000 shares, including 75,000 shares each in 2005. The Supervisory Board may decide to issue additional options at any time.

Remuneration of Management Board Members in 2005

Currently the Management Board consists of two members, Alain De Taeye, Chief Executive Officer and George Fink, President and Chief Operating Officer.

In 2005, the remuneration including pension and other benefits, but excluding social security contributions and expense reimbursements paid to current Management Board members amounted to €1,112,146. In calculating the 2005 Euro amounts of amounts paid in USD, an average rate of 1.25 (2004: 1.24) was used.

Table 1 sets forth the remuneration of members of the Management Board for 2005 and 2004.

Base Compensation

Table 2 sets forth the components of 2005 base compensation of current Management Board members.

table 1

	2005			2004
In euros	Base Compensation	Short-term incentives	Total	Total
Alain De Taeye	302,215	176,500	481,715	431,997
George Fink	258,631	371,800	630,431	475,747
Total Members	**563,846**	**548,300**	**1,112,146**	**907,744**

table 2

In euros	Base Salary	Pension Contributions	Other Benefits	Other Payments[1]	Total
Alain De Taeye	260,104	28,000	17,111	-	305,215
George Fink	233,831	7,200	10,400	7,200	258,631
Total Members	**493,935**	**35,200**	**27,511**	**7,200**	**563,846**

[1] Includes temporary living expenses for Mr. Fink.

Short Term Incentive Compensation

In 2005, €388,300 was paid to current members of the Management Board for 2004 performance under the Company's Short Term Incentive Program for Mr. De Taeye, the 2005 at-target bonus was 60% of his base salary, or €156,062, and for Mr. Fink the at-target bonus was 60% of his base salary, or $174,900. For 2005, the Company achieved 119% of its revenue target, 217% of its EBITDA target and exceeded its cash flow target by €11.8 million. As a result, the current members of the Management Board accrued 225 points, which resulted in the earning of a bonus equal to 225% of the on-plan bonus amount. Based on this, the following amounts have been accrued in 2005 and will be paid in 2006:

In euros	Amount	% of Base Salary
Alain De Taeye	351,140	135%
George Fink	314,820	135%
Total Members	**665,960**	

In addition, pursuant to a plan approved by the Supervisory Board in 2004, Mr. Fink received a bonus of $200,000 based on the Company's realization of a quarter of positive EBITDA. In addition, as part of the same plan, the Supervisory Board approved the payment of a bonus of $100,000 on Mr. Fink's permanent relocation to the Northeast U.S. This relocation is expected to occur in early 2006.

Long Term Equity Based Compensation

During 2005, the Company granted options on 150,000 shares to members of the Management Board. 150,000 options were exercised by members of the Management Board. The table below sets forth the option position of each Management Board member.

The exercise prices for all options were equal to the closing price on the day of grant.

	Plan	Beginning Balance	2005 Activity Granted	2005 Activity Exercised	Ending Balance	Exercise Price	Vested Options	Remaining Life (yrs)
Alain De Taeye	2003	300,000		275,000	25,000	0.99	25,000	2.3
	2004	700,000			700,000	5.54	262,500	8.5
	2005		75,000		75,000	17.85	9,375	9.5
	Total	**1,000,000**	**75,000**	**275,000**	**800,000**	**6.55**	**296,875**	
George Fink	2003	300,000		275,000	25,000	0.99	25,000	2.3
	2004	700,000			700,000	5.54	262,500	8.5
	2005		75,000		75,000	17.85	9,375	9.5
	Total	**1,000,000**	**75,000**	**275,000**	**800,000**	**6.55**	**296,875**	
All Members	2003	600,000		550,000	50,000	0.99	50,000	2.3
	2004	1,400,000			1,400,000	5.54	525,000	8.5
	2005		150,000		150,000	17.85	18,750	9.5
	Total	**2,000,000**	**150,000**	**550,000**	**1,600,000**	**6.55**	**593,750**	

Risk Profile

Tele Atlas, like any other business, is exposed to the commercial, technical and financial risks inherent in its business. Such risks are mitigated by the fact that the Company's products are used in a wide variety of regions and markets. Tele Atlas' strategy as an enabler, concentrating on the development of digital map databases for a variety of partners, is in itself an excellent means to spread risks.

We derive a significant amount of our revenues from a limited number of key customers.

A significant amount of our revenues are dependent on a few key customers. In the year ending December 31, 2005 our top two customers, TomTom and Blaupunkt GmbH ("Blaupunkt"), accounted for approximately 17% and 12% of our total revenues respectively. Blaupunkt is a wholly owned subsidiary of Robert Bosch GmbH ("Bosch"), one of our shareholders, who owns approximately 7% of our issued and outstanding shares as at December 31, 2005.

Our inability to maintain or update our database or control errors could harm our reputation, increase our costs or adversely affect our ability to sell our products.

The database from which we derive our products requires constant maintenance and updating, which is a complex process that is subject to error. We have procedures in place and training programs for our staff to maintain and update our database and to ensure our data continues to meet the requirements of applications developers, hardware manufacturers and ultimately end users. There is no assurance that our procedures and programs for maintaining and updating our digital map database are sufficient to maintain the standard of quality expected by application developers, hardware manufacturers and end users.

Our revenues are derived substantially from the licence fees we charge for the use of our map data. Declines in these licence fees due to price reductions or other factors would adversely impact our revenues.

Prices for navigation products have declined recently and end users are generally expecting the price of personal navigation devices and automotive navigation systems to continue to fall. We have experienced, and it is likely that we will continue to experience, decreases in the licence fees we are able to charge our customers as they face increasing competition and attempt to cut costs.

Our growth will depend in part on adding new geographic areas to our database, which can require significant expenditure in advance of revenues.

The addition of new geographic areas and increased coverage to our digital map database will require significant investment. We are seeking to expand our map database in Eastern Europe and Asia and into Mexico in the next year. Expanding coverage for new territories is labor intensive, involves high fixed costs and requires us to compile data from third parties and collect information in the field.

A substantial part of the work on our database is done by our outsourcing partners, the most significant of which is based in India.

We outsource a substantial part of the manual input and digitization of our acquired data to third-party partners, including Infotech Enterprises Limited ("Infotech"), which is based in India. Any failure of our outsourcing partners or their employees to ensure data quality or consistency could harm our business or reputation, and result in us incurring additional costs. The suspension of data input by our outsourcing partners for any reason, including political instability, natural disaster, or labor disputes, or a deterioration in our relationship with our outsourcing partners, could cause our map database to become outdated and develop a backlog of manual data inputs, which could require us to expend significant costs and manpower, or could prevent us from updating our maps for a period of time.

We may not be able to protect our intellectual property and are exposed to the risk of intellectual property litigation.

We rely on a combination of trademarks, trade names, service marks, patents, confidentiality and non-disclosure clauses and agreements, copyrights and registered and unregistered design rights to define and protect our rights to the intellectual property in our products, including our geographic information and our data collection and processing technology, which we need to compete in the market for digital maps. Some of the countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts. Legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. Also, there can be no assurance that third parties, including parties to whom we disclose our proprietary knowledge, information and technology under licensing or other arrangements, will not attempt to misappropriate it or challenge our right to it.

Third-party Intellectual Property

We have obtained from third parties licences required to use the technologies applied in our data collection and processing activities. We have also obtained appropriate licences, to the extent necessary, to use the geographic information contained in our database from third parties, including various public authorities and private entities. There is however no assurance that our use or our customers' use of our technologies or geographic information does not constitute an infringement upon third parties' proprietary, or allegedly proprietary, rights.

Indemnification

Our license agreements with our customers may contain indemnification provisions which, in certain circumstances, may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These provisions may result in indemnification claims or claims of intellectual property right infringement.

Piracy

As with many intellectual property intensive companies, we are subject to the risk of piracy in parts of our business. Although the data copied is contained on static media, such as CD-ROMs, which quickly becomes outdated, continued unauthorized copying and piracy of our products could have an adverse impact on our revenues.

We may face litigation, including product liability claims, in the event there are any defects or errors in our database.

We are exposed to potential litigation, product liability and recalls and adverse publicity arising out of the use of our digital map database and other products in our customers' navigation products in the event of any defects or errors, or perceived defects or errors in our digital map database. We seek to limit or exclude our contractual liability with third parties for damages arising in relation to product liability, but the limitation or exclusion may not be enforceable under the laws of some jurisdictions.

To create and update our database, we compile large amounts of data from a wide variety of governmental and other sources. If this data were not made available to us it would adversely affect the cost and timeliness of the construction, maintenance and update of our database.

We depend upon third-party suppliers, such as the U.S. Geological Survey, the United Kingdom Ordnance Survey and the U.S. Postal Service, for access to some of the data we use to build, maintain, update and enhance our map database. The quality of our products and the success of our business are dependent upon the availability and accuracy of the data that we acquire from these sources. If certain of our sources were to significantly increase the prices they charge us for access to their map data, we could face a significant increase in our operating costs.

While we generally own our underlying map data within the United States and Europe, we currently license such data in the Asia-Pacific region from suppliers and use the licensed data in our database. There is no assurance that our suppliers will continue to provide the underlying data at a sufficient quality and on license terms that are favourable to us, or at all.

Our business operates in several different countries and we may be unable to manage risks associated with our international operations.

We currently sell our products to consumers in approximately 37 different countries in Europe, the United States, Canada, Asia and South America and maintain corporate offices and staff in The Netherlands, Belgium and the United States. In addition, we rely on data entry assistance from partners such as Infotech in India and on other third-party data sources worldwide. Accordingly, we face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions.

Our revenues are subject to seasonal fluctuations.

Our revenues are subject to seasonal fluctuations that may cause our results of operations to vary. Historically the in-car navigation market has peaked during the second and fourth quarters, and we therefore have historically expected our revenues to be higher during those periods. Recently however, the personal navigation market has become an increasingly important part of our revenues and this market is too new for us to determine what, if any, seasonal pattern exists.

We may fail to effectively identify or execute strategic acquisitions, joint ventures or investments, and if we do pursue such transactions, we may fail to successfully integrate them into, or realize anticipated benefits to, our business in a timely manner.

We may selectively pursue opportunities to acquire, form joint ventures with, or make investments in businesses, products, technologies or innovations which complement our business and growth strategy. We may not be able to identify suitable candidates for such acquisitions, joint ventures or investments, or if we do identify suitable candidates, we may not be able to complete any transaction on acceptable terms, or at all. Any acquisitions, joint ventures or investments we may pursue in the future could entail risks including:

- difficulties in realizing cost, revenue or other anticipated benefits from the acquired entity or investment;
- costs of executing the acquisition, joint venture or investment;
- potential for undermining our growth strategy, our customer relationships or other elements critical to the success of our business;
- liabilities or losses resulting from our control of the acquired entity, joint venture or investment; and
- difficulty in adapting acquired technology to our own systems.

If we pursue acquisitions, partnerships or investments in the future, we may also fail to successfully integrate them.

Report of the Management Board

Financial performance

Overall result

The Company experienced a 57% increase in revenues, to €200.1 million in 2005 from €127.7 million in 2004. Operating expenses (excluding depreciation and amortization charges and employee stock option expenses) increased to €185.3 million in 2005 from €150.2 million in 2004, while Adjusted EBITDA (EBITDA before capitalization of databases and tools and employee stock option expenses) improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. Capitalization of database development costs decreased by €26.8 million to €32.9 million in 2005 as compared to €59.7 million in 2004, while non-cash operating expenses (depreciation and amortization charges and employee stock option expenses) increased by €27.1 million to €71.8 million in 2005 as compared to €44.7 million in 2004. The strong improvement in Adjusted EBITDA was offset by the €53.9 million cumulative effect of the increase in these non-cash operating expenses and lower capitalization which resulted in an operating loss for the year of €24.2 million, compared to a loss of €7.5 million in 2004. Cash flow from operating activities improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004.

The Company reported a net loss from continuing operations for 2005 of €21.6 million, compared to a loss of €5.8 million for 2004. The result from discontinued operations, relating to our Indian operations, which were sold in March 2005, was a loss of €0.2 million (including €0.4 million loss on disposal) compared to a profit of €0.8 million in 2004.

All comparative numbers for 2004 in this section have been adjusted to reflect the discontinuation of our Indian operations and the implementation of IFRS2, share-based payments.

Revenues

Revenues in Europe increased by 47% to €145.3 million, compared to €98.7 million in 2004, largely due to growth in the personal navigation and in-car navigation segments. Sales in the personal navigation segment grew by 96% to €56.2 million from €28.7 million in 2004, as a result of the rapid growth in the market for personal navigation systems. Revenues in the in-car navigation segment increased by 41% to €44.7 million from €31.8 million in 2004, particularly from sales of the Harman/Becker in-car navigation systems at Daimler Chrysler. Revenues in the data products navigation segment increased by 11% to €27.2 million from €24.4 million in 2004. Revenues in other segments increased by 26% to €17.2 million from €13.7 million, as a result of strong performance in the government and enterprise sector, with multiple new agreements closed during the year.

Revenues in North America increased by 89% to €54.8 million in 2005 from €29.0 million in 2004, in large part due to the acquisition of GDT by Tele Atlas in July of 2004. Excluding the effect of changes in exchange rates, revenue growth in North America over 2004 was 92%.

Operating expenses

Total operating expenses, excluding depreciation and amortization charges, increased by 32% to €204.8 million from €154.8 million in 2004. Effective January 1, 2005, the Company accounts for stock option expenses in accordance IFRS 2, with retroactive effect to 2004. Operating expenses of 2004 were restated accordingly. The IFRS 2 expense included in operating expenses in 2005 amounted to €19.4 million, compared to €4.6 million in 2004. Total operating expenses, excluding depreciation, amortization and employee stock option expenses, increased by 23% to €185.3 million from €150.2 million in 2004. Excluding the effect of changes in exchange rates, the increase was 24%.

Cost of goods sold increased to €28.4 million from €16.5 million in 2004. This represents a growth in cost of goods sold as a percentage of revenues to 14% from 13% in 2004. The increase in Europe was mainly due to higher royalty costs from higher revenues, as well as growth in co-marketing funds incurred by increased sales in the personal navigation segment. The increase in North America was due largely to the acquisition of GDT.

Personnel expenses, excluding stock option expenses, increased by 20% to €97.3 million from €80.8 million in 2004. After adjusting for exchange effects, personnel expenses increased by 22%. The increase in Europe was primarily due to increases in headcount as our operations grew. The increase in North America was due principally to the acquisition of GDT.

Other operating expenses increased by 13% to €59.6 million from €52.8 million in 2004. The impact of changes in exchange rates was minimal. The remaining increase was principally due to higher costs from outsourcing our Indian operations, increased marketing costs, higher cost of source data and the costs related to the integration of the databases.

Capitalization and amortization

In accordance with International Financial Reporting Standards, the Company capitalizes and amortizes internally generated databases and production and data collection tools. In accordance with this policy the Company recognizes additions to databases and tools as a reduction of expense in the statement of operations. A revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the cost of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. In 2005, additions to the databases and tools (excluding amounts capitalized in connection with the purchase of GeoInvent) were €32.9 million, as compared to €59.7 million in 2004.

Depreciation and amortization charges relate to fixed assets and to intangible assets, consisting of databases, software tools, customer relationships and trademarks. Depreciation and amortization charges increased to €52.3 million from €40.1 million in 2004. The increase was primarily the result of the intangible assets acquired in the GDT acquisition in 2004.

Operating result

Adjusted EBITDA (operating result before depreciation, amortization, capitalization and stock option expenses) for the Company improved to a profit of €14.7 million in 2005 from a loss of €22.5 million in 2004. The Adjusted EBITDA for our European operations (including allocation of approximately 50% of our corporate expenses) improved to a profit of €31.7 million in 2005 from a profit of €13.7 million in 2004. The Adjusted EBITDA attributable to the North American activities (after allocation of corporate expenses) improved to a loss of €16.9 million from a loss of €36.2 million in 2004.

The Company's operating loss for the year was €24.2 million compared to a loss of €7.5 million in 2004 as a result of the offset of the increase in Adjusted EBITDA by the decrease in capitalization of database development costs and the increase in non-cash operating expenses. The operating result (after depreciation, amortization, and capitalization and including stock option expenses) for Europe decreased to a loss of €0.7 million in 2005 from a profit €13.5 million in 2004. The operating loss attribu-table to North American activities increased to a loss of €23.5 million in 2005 from a loss of €21.0 million in 2004.

Other income

Interest and other financial income increased to €0.7 million in 2005 from a loss of €3.5 million in 2004. This increase was primarily the result of a reduction in interest expenses due to the repayment of shareholder loans and bank loans out of the proceeds of the financing transaction in July, 2004.

The result from remeasuring our investment in Infotech to fair value as of 31 December, 2005 was €1.3 million. Our share in the loss of our Chinese joint venture, Navigation Information Co. Ltd., to which the initial contribution was made during the first quarter of 2005, was €0.1 million.

In 2005 a net tax benefit of €0.6 million was included in the profit and loss account, compared to a benefit of €5.2 million in the previous year. The tax benefit resulted from the recognition of a tax asset on tax loss carry forward losses in The Netherlands which had not yet been recognized of €5.9 million. Excluding this benefit, tax charges amounted to €5.3 million. No tax benefit was recognized on losses incurred in North America in 2005 or prior years.

Discontinued operation

In March, 2005, we disposed of our Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") to Infotech for €1.2 million. As part of the disposal, we agreed to purchase ordinary shares of Infotech for approximately the same amount. The disposal of Tele Atlas India resulted in a loss of €0.4 million, including legal and other costs and capital gains on the transaction.

Cash flow and balance sheet

The net cash flow from operating activities significantly improved to a cash inflow of €18.1 million in 2005 from a cash outflow of €30.0 million in 2004. This resulted primarily from the improvement in Adjusted EBITDA and an improvement in working capital management. Cash flow from changes in working capital improved to a cash inflow of €3.7 million from a cash outflow of €6.6 million in 2004.

Interest and tax payments amounted to a cash outflow of €0.6 million, compared to a cash outflow of €1.8 million in 2004. This decrease related mainly to lower interest charges and higher interest received as a result of the refinancing in July 2004 and the subsequent repayment of shareholder and bank loans.

In October 2005, Tele Atlas acquired PPWK GeoInvent. Including €0.3 million costs related to the acquisition and net of cash balances and overdrafts acquired with GeoInvent, the total cash outflow was €6.3 million.

In the first quarter of 2005 the company invested €0.3 million in the joint venture in China.

On May 10, 2005 the Company converted a contingent loan from one of its main shareholders, IAM, into ordinary shares. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion all payment obligations under the loan ceased to exist.

In November 2005, the Company increased its share capital in a public offering on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at €18.50 each. Immediately after the offering all outstanding warrants, which were issued in July, 2004 to a consortium of investors lead by Oak Investment Partners, were exercised. 4,028,222 warrants were exercised for cash at €5.00 per warrant and ordinary shares were issued. After deduction of expenses amounting to €11.9 (including €3.0 million expenses paid in 2006), including expenses related to the secondary offering of shares by existing shareholders, the proceeds of the offering and the warrant exercise were €142.3 million.

Exercise of stock options during the year 2005 resulted in a cash inflow of €5.4 million

Personnel

On December 31, 2005 Tele Atlas had 1,391 full time employees world wide, including support (183), marketing (106), sales (146) and customer delivery (956), compared to 1,952 on December 31, 2004. Personnel by region is set out below.

	31 December, 2005	31 December, 2004
Europe	741	640
North America	641	656
Rest of world	9	656
Total	**1,391**	**1,952**



Business developments

During 2005, the Company experienced growth in all of its major business segments in both Europe and North America.

Personal navigation market

It was another strong year in the personal navigation market, with total unit sales more than tripling in Europe to approximately 7 million units, and demonstrating significant growth in North America, increasing to approximately 1.5 million units.

The year saw Tele Atlas solidify its leadership position in personal navigation, with the Company's success in the category mirroring that of its partners. The launch of the ONE positioned major Tele Atlas partner TomTom further as the clear personal navigation leader in Europe and a growing player in North America. Other examples of our partners' successes include Navman's launch of its ICN320 entry-level device and ViaMichelin's release of the X-930. Traditional automotive navigation suppliers, such as Siemens VDO and Blaupunkt, have acknowledged the emergence of personal navigation by launching portable devices powered by Tele Atlas data. Blaupunkt introduced a personal navigation product using Navigon's application and Tele Atlas data, while Siemens VDO introduced its mass market personal navigation product with new German Tele Atlas partner PTV/Map&Guide.

Our partners benefited from our deep commitment to developing the presence of personal navigation in consumer electronic retailers. In Europe, Tele Atlas supported its mass retail and automotive distribution partners by providing in-store training at well-known retailers, including the DSG Group (Dixon's, PC World), Comet, FNAC, MediaMarkt, MediaWorld, UniEuro and Carrefour. In North America, we were designated "category captain" for navigation products by leading North American electronic retailers Best Buy and Circuit City. In this role, we have developed and produced vendor-neutral personal navigation fixtures designed to increase the visibility of the category in this important channel.

With the number of devices capable of hosting map data growing rapidly, customer agreements that will allow us to deepen and widen our partner base, and a continued focus on developing the retail channel, Tele Atlas fully expects to further develop its leadership position in the fast-growing personal navigation market.

Automotive market

The automotive navigation market continues to experience significant growth, with total market unit sales increasing in 2005 as compared to 2004 by 15% in Europe to approximately 2.2 million units, and by 30% in North America to approximately 1.1 million units. Our agreements with Harman/Becker, Pioneer and DENSO are likely to result in year over year revenue growth because of the growing market.

Tele Atlas' relationship with Harman/Becker expanded significantly in 2005, with Tele Atlas maps being used on the Mercedes A-, B-, C-, CLK-, M- and the R-class, which will be launched in Europe in the first quarter of 2006. Blaupunkt, a major Tele Atlas customer, introduced a new series of lower-end systems while successfully expanding its navigation offering among



new vehicle models, while Daimler-Chrysler, BMW and Porsche all selected Tele Atlas as their provider of geographic content for the Russian market.

Tele Atlas strengthened its position in North America by becoming the single-source supplier to DENSO for all of its products in Canada. DENSO's expanding presence at GM has resulted in the use of Tele Atlas products in the Cadillac STS, XLR and DTS; the Chevrolet Corvette and Pontiac Grand Prix; and the new GM T900 truck line. In addition, the Consumer Electronics Association recognized Pioneer's AVIC-Z1 hard-drive navigation device, which uses Tele Atlas data, as a 2006 Innovations Design and Engineering Showcase Honoree. In 2006, we expect to experience continued growth in the automotive market by capitalizing on, and strengthening, our partnerships with leaders in the category.

Enterprise/Public sector market

The enterprise/public sector market is a key category for Tele Atlas. Customers in this segment play a major role in building and maintaining maps in the United States, and include UPS, FedEx, the U.S. Department of Transportation and Department of Energy, and the former "Baby Bell" carriers.

The majority of the U.S. emergency response systems use Tele Atlas maps. Tele Atlas also covers more than 90% of the wireline emergency 911 systems in the U.S., and nearly 100% of wireless systems, which handle over 100 million emergency calls each year. In the aftermath of the devastation wrought by Hurricane Katrina, Tele Atlas worked with partners TomTom and ESRI to help officials locate submerged streets, signs, and landmarks, and to reach victims in unidentifiable locations. Our OneMap program continues to expand as we co-operatively develop higher-quality map data with our government partners.

Internet market

Though currently a small segment for Tele Atlas overall, the Internet market is expected to become an important future revenue driver for the Company as use of the Internet moves to handheld devices. With partners like Google, Yahoo!, Mappy, ViaMichelin, Map24, MultiMap, A9 and MSN, Tele Atlas enjoys a strong position in this market segment.

During 2005, we signed a multi-year contract with Google, in which Google has licensed all of Tele Atlas' data. The data from this agreement will allow Google to expand into new markets facilitating local search and mapping, all while using Tele Atlas data as its lead data source globally.

Yahoo! has increased its use of Tele Atlas data on its API sites. The Company began using our data for their Yahoo! local sites and their recently launched fuel pricing service. MapQuest has more than doubled its use of Tele Atlas data among its travel industry and enterprise customers, and can now deliver these data for enterprise customers to run within their own companies. Microsoft deployed its Traffic application on .NET, expanding access to over 2,000 application developers.



Wireless market

The wireless market is still in its early stages, and growth in the segment will be closely linked to increased adoption of GPS-enabled handsets. Tele Atlas is well positioned, thanks in large part to the partnerships we maintain, and we will secure them with leading wireless carriers and application and handset developers.

Tele Atlas now serves as the foundation for a number of the location-based services (LBS) systems deployed by U.S. wireless carriers. An average of 30,000 subscribers per month now access Tele Atlas data through a wireless application provided by Cingular. The Company renewed licenses with BellSouth, Verizon and SBC this past year, and worked with its partners to help introduce a variety of innovative wireless applications. Handmark launched PocketExpress, which uses Tele Atlas map data on Sprint handsets. Wayfinder also introduced its Ruta Movistar service with Telefonica in Spain and rolled out its A1 service in Austria based on Tele Atlas maps.

We expect the importance of the wireless market to increase over time as additional GPS-enabled devices and smart phones are introduced, and we are committed to working closely with our partners to drive mass-market acceptance and use of digital maps on these devices.

Innovating and growing

Tele Atlas is driven by innovation. In the year ahead, the Company will continue to add richness to its offering by integrating and organizing the content customers want, and by adding even more value to its platform as a result of input received from partners and their customers. We expect to extend our lead in accuracy by further leveraging our proven change detection and management system. In Europe, we will remain closely involved with European Commission efforts to reduce traffic fatalities by future use of ADAS.

The Company is growing with plans to expand into Southeast Asia, South America, and Eastern Europe, regions of the world where the demand for mapping applications is likely to grow significantly in the near future. Much of the expansion will be through acquisition of companies with coverage in these areas.

Personnel and social responsibility

Tele Atlas understands the crucial role our global workforce plays in our continued success, and is dedicated to fostering a strong people-focused culture. During 2005, Tele Atlas released a company-wide Code of Ethics program that promotes integrity and accountability at every level, and established a program that allows employees to anonymously report ethical concerns to an independent firm. In a 2005 Global Employee Satisfaction survey, the Company's employees reported increased satisfaction on several different fronts, while in North America, Tele Atlas was named one of the best companies to work for in the U.S. state of New Hampshire.

The Company continued its tradition of charitable giving, donating a substantial amount to support a variety of charities around the globe. In North America, the Company's Community Paid Time Off program compensates all employees who participate in community service activities. Last year, 4,109 hours of community service were performed through this



program, with activities ranging from Hurricane Katrina relief efforts to school literacy programs to blood drives. The Company also donated generously to education programs in India.

To mark the launch of Tele Atlas shares on the Euronext Amsterdam Exchange on November 18, we donated €40,000 to charitable foundation, Stichting Gelijkspel (Foundation Equal Opportunities). This Dutch foundation improves social integration of children with ADHD (Attention Deficit Hyperactivity Disorder) through sports and games, and by organizing football camps for the children and their friends.

We are pleased with the solid foundation upon which Tele Atlas rests, and are excited about the future.

Supervisory Board and Executive Team

Wim Dik

Chairman of the Supervisory Board

Prof. Dik graduated in Computer Science and Telecommunications from Delft University of Technology in 1962 and also studied at the Rotterdam University of Economics. Mr. Dik is a former chairman of the board of Nederlandse Unilever Bedrijven BV and a former chairman and chief executive officer of KPN NV (Royal Dutch Telecom). He has also held the office of Minister for Foreign Trade in the Dutch Government. Mr. Dik is a former member of the supervisory boards of ABN AMRO Bank NV and TNT NV. He is a former chairman of the supervisory boards of Holland Casino and Van Gansewinkel Groep BV. Currently, Mr. Dik is also chairman of the supervisory board of Casema Holding BV, a member of the supervisory board of Unilever NV and a non-executive director of Unilever Plc, AVIVA Plc and Logica CMG Plc. He is also chairman of the advisory board of Spencer Stuart Netherlands. Mr. Dik became a member of our Supervisory Board in 2000 and Chairman in 2004.

Joost Tjaden

Mr. Tjaden graduated from Rotterdam Erasmus University with a MBA Interfaculty for Management Studies in 1974. He began his career at Oranje-Nassau Groep BV where he became a member of the Management Board. He joined Janivo Holding BV, the parent of our shareholder IAM, in 1993 and is a Managing Director of that firm. Mr. Tjaden was a member of the Supervisory Boards of Atex Media Command Inc. and is currently a member of the Supervisory Boards of Quote Media Holding BV, Desch Holding BV, M&R de Monchy NV and Wave International BV and is a non-executive director of Mirus Corporation. Mr. Tjaden became a member of our Supervisory Board in 1998.

Bandel Carano

Mr. Carano studied Electrical Engineering at Stanford University and joined Morgan Stanley's Venture Capital Group where he was responsible for advising Morgan Stanley on high-tech new business development, as well as sponsoring venture investments. Currently, Mr. Carano is a general partner and managing member of Oak Investment Partners, a multi-stage venture capital firm, which he joined in 1985. He serves on the Investment Advisory Board of the Stanford Engineering Venture Fund and he is also a non-executive board member of Wireless Facilities, Inc. Mr. Carano became a member of our Supervisory Board in 2004.

Charles Cotton

Mr. Cotton graduated from Oxford University with a degree in Physics in 1968. He has more than 30 years of industry experience and was previously Executive Chairman of GlobespanVirata, Inc. and Chief Executive Officer of Virata Corporation. His experience includes senior operations, finance, marketing or product planning positions at Sinclair Research Ltd, British Leyland Plc and Ford Motor Company. Currently, Mr. Cotton is a Director of Library House Ltd and Chairman of Level 5 Networks Inc. Mr. Cotton became a member of our Supervisory Board in 2004.

Peter Morris

Mr. Morris graduated from Stanford University in 1980 with a degree in Electrical Engineering and from Stanford Graduate School of Business with a Master of Business Administration degree in 1984, then joined Montgomery Securities. He then joined Telebit Corporation in 1987 and in 1989 became Manager, Mergers & Acquisitions, before becoming General Manager in 1991. Currently, Mr. Morris is a general partner of New Enterprise Associates, a venture capital fund, which he joined in 1992, where he specializes in information technologies with a focus on communications, electronics and software infrastructure. He also serves on the boards of Agitar Software, Inc., Force10 Networks, Inc. and of the Stanford Engineering Venture Fund. Mr. Morris became a member of our Supervisory Board in 2004.

Holger von Hebel

Mr. von Hebel studied Business Engineering at University of Karlsruhe. The majority of Mr. von Hebel's career has been with Bosch, where he has served in several positions in Germany and foreign countries. His latest positions were Managing Director of Logistics in a Bosch plant in Blaichach, Germany and Director in Corporate Planning and Controlling at Bosch headquarters in Stuttgart, Germany. Currently, Mr. von Hebel is the Chief Financial Officer of the Sigpack Group in Switzerland, a division of Bosch. Mr. von Hebel became a member of our Supervisory Board in 2004.

George Schmitt

Mr. Schmitt received an MS in Management from Stanford University, where he was a Sloan Fellow, and a BA in Political Science from Saint Mary's College. During his career he has been President and Chief Executive Officer of PCS PrimeCo, Executive Vice President of International Operations at AirTouch, Inc. and a member of the Management Board at Mannesmann Mobilfunk GmbH (now Vodafone Germany) and head of its technical department. Mr. Schmitt was appointed President and a Director of Omnipoint Communication Services in 1996, where he served until its acquisition by VoiceStream, which was subsequently acquired by Deutsche Telekom to form T-Mobile USA in 2001. Most recently, Mr. Schmitt served at e.spire Communications, Inc. where he was Chairman and Chief Executive Officer. He previously served as a director of Knowledge Holdings, Inc., as director and audit committee chair of Objective Systems Integrations and LHS group. Currently Mr. Schmitt is a Managing Director at TeleSoft Partners, serves as a director of several privately held companies and is a director at Jungo Ltd. Mr. Schmitt became a member of our Supervisory Board in 2004.

	Age	Gender	Position	Nationality	Member since	Term
Wim Dik	66	male	Chairman	Dutch	18 May 2001	2009
Joost Tjaden	55	male	Member	Dutch	14-sep-98	2006
Bandel Carano	44	male	Member	United States	6 July 2004	2008
Charles Cotton	58	male	Member	British	6 July 2004	2008
Peter Morris	49	male	Member	United States	6 July 2004	2008
Holger von Hebel	40	male	Member	German	6 July 2004	2008
George Schmitt	62	male	Member	United States	6 July 2004	2008





Alain De Taeye

George Fink

Management Board and Executive Officers

Alain De Taeye

Chairman of the Management Board and Chief Executive Officer

Mr. De Taeye graduated from the State University of Gent with a degree in Civil Engineering & Architecture, and his work in the digital mapping industry began after having worked as a research assistant at the Business School of Gent University. He then founded Informatics & Management Consultants in 1984, a venture involved in the early phases of digital mapping and routing applications, where he was Managing Director. In 1988, Mr. De Taeye combined his company with Tele Atlas, a Dutch company also founded in 1984. Currently, Mr. De Taeye also is a Supervisory Board member of Nemerix SA and Telematics Cluster/ITS Belgium vzw and of the Belgium/Indian Chamber of Commerce & Industry.

George Fink

President and Chief Operating Officer.

Mr. Fink graduated from Northland College with a degree in Accounting. Mr. Fink has over 20 years of operating and management experience in a wide range of companies. He was Co-Founder and became President and Chief Executive Officer of Mirus Information Technology Services, Inc., an application service provider supplying operational reporting tools to larger restaurant chains, and was President of COMSYS Information Technology Services, Inc. He has also been President and Chief Executive Officer of Rent-a-Center, Inc., President and Chief Executive Officer of Remco America, Inc. and a partner at Arthur Young and Company prior to the merger that created Ernst & Young. Mr. Fink currently serves on the board of Infotech and is the chairman of the Supervisory Board of Mirus Information Technology Services, Inc. Mr. Fink joined Tele Atlas in 2002.



Mike Mitsock Hardie Morgan Bruce Radloff

Mike Mitsock

Chief Marketing Officer

Mr. Mitsock holds a degree in Nuclear Engineering from Massachusetts Institute of Technology (MIT), a Masters degree in Mechanical Engineering from Northeastern University and a Masters of Business Administration from Boston University. After graduating from MIT, Mr. Mitsock joined Xenergy, Inc., where he was Vice President of Engineering. His career has spanned over 25 years in technology, during which time Mr. Mitsock has held a variety of engineering, marketing and product management positions from venture-backed start-ups to global leaders, such as Lotus Development Corporation (later acquired by IBM) and Progress Software Corporation. In 2000, he became Vice President of Marketing of SupplyWorks, Inc. Mr. Mitsock joined us in January 2005 from Lightbridge, Inc., where he was Vice President of Worldwide Marketing and Product Management.

Hardie Morgan

Chief Financial Officer

Mr. Morgan studied Business and Sociology at Rice University, Houston and is a certified public accountant in Texas. He began his career at Arthur Young and Company prior to the merger that formed Ernst & Young and then, in 1985, joined Landmark Graphics Corporation, where he was Chief Financial Officer and Vice President. On leaving Landmark in December 1991, Mr. Morgan ran a consulting practice specializing in the integration of acquisitions. In December 1998, Mr. Morgan became the Co-Founder and Chief Operating Officer of Mirus Information Technology Services, Inc., an application service provider supplying operational reporting tools to large restaurant chains. Mr. Morgan left Mirus in March 2002 to return to his consulting business. Mr. Morgan joined us as CFO in June 2004 having already worked for us since August 2002 through his consultancy business.

Bruce Radloff

Chief Technology Officer

Mr. Radloff graduated from Ohio State University in 1979, having studied Political Science and Computer Science, and began his career as an officer in the U.S. Air Force between 1979 and 1984. He joined IBM and Bell Atlantic, Inc. (now part of Verizon Inc.), where he worked between 1984 and 1997. Mr. Radloff studied Technology Management at the University of Maryland and graduated with his Masters degree in 1996. Mr. Radloff has most recently served as Vice President, and Chief Technology Officer (CTO) at the OnStar division of General Motors Corporation, which he joined in 1997. He joined us in January 2005.



Mike Gerling

Jack Reinelt

Mike Gerling

Chief Operating Officer, North America

Mr. Gerling graduated from Cornell University in 1977 with a degree in Business and Finance. He began his career with Andersen Consulting, where he was an analyst and a manager. Mr. Gerling then served as Vice President and Chief Financial Officer of Brean Murray, Foster Securities, Inc., a private financial services firm and a member of the NYSE. He joined GDT in 1992 as Chief Financial Officer and was appointed as President and Chief Executive Officer in February 2000. He became Chief Operating Officer, North America on completion of our acquisition of GDT in 2004.

Jack Reinelt

Chief Operating Officer, Europe

Mr. Reinelt studied Finance at Western Michigan University. His career has seen 27 years of operating experience in building technology companies in the software development, database and mobile applications markets, including more than 15 years in the automotive segment. Mr. Reinelt has also held management positions at IBM Corporation, SunGard, Inc. and Commerce One LLC, and was President of Adept International, Inc., Division President of Appnet Inc. and President of Software Services Corporation. Currently Mr. Reinelt is also a board member of GDI Infotech, Inc. He joined us in May 2004.

Annual Accounts

Consolidated financial statements 2005

Tele Atlas N.V.

Consolidated Income Statement

(In thousands of euros, except for per share information)	Notes	Year ended December 31, 2005	Year ended December 31, 2004[(1)]
Revenues		200,068	127,682
Operating expenses			
- cost of purchased material and services		28,407	16,527
- personnel expenses	**6**	116,722	85,375
- depreciation and amortization		52,330	40,116
- other operating expenses	**8**	59,643	52,844
Total operating expenses		257,102	194,862
- Capitalized databases and tools	**18**	32,864	59,695
Net operating expenses		224,238	135,167
Operating result (loss)		(24,170)	(7,485)
Financial income, net	**9**	695	(3,521)
Share in result of associate	**16**	(96)	-
Net gain on remeasurement of investments at fair value	**16**	1,304	-
Result (loss) before income taxes		(22,267)	(11,006)
Income tax	**10**	648	5,231
Net result (loss) from continuing operations		(21,619)	(5,775)
Result (loss) from discontinued operation	**11**	(221)	805
Net result (loss)		(21,840)	(4,970)
Earnings per share	**12**	(0.49)	(0.13)
Diluted earnings per share	**12**	(0.49)	(0.13)

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Consolidated Balance sheet

ASSETS		As at December 31,	As at December 31,
(in thousands of euros)	Notes	2005	2004[1]
Current assets			
- cash and cash equivalents	**13**	200,795	44,920
- accounts receivable	**14**	42,005	34,870
- inventories		907	571
- prepaid expenses and other current assets	**15**	5,476	3,347
Total current assets		249,183	83,708
Non-current assets			
Investments	**16**		
- investment at equity value		227	-
- investments at fair value		2,554	-
Total investments		2,781	-
Tangible fixed assets	**17**		
- property, plant and equipment		10,599	10,131
Intangible fixed assets	**18**		
- databases and tools		246,855	245,021
- goodwill		22,445	14,549
- other		14,721	15,648
Total intangible fixed assets		284,021	275,218
Deferred tax	**10**	15,076	21, 291
Total non-current assets		312,477	306,640
Total assets		**561,660**	**390,348**

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions

EQUITY AND LIABILITIES

(in thousands of euros)	Notes	As at December 31, 2005	As at December 31, 2004[1]
Current liabilities			
- shareholder entitlement to potential tax benefits	**20**	-	2,125
- trade accounts payable		14,135	10,554
- income tax payable		3,043	1,437
- accrued expenses and other liabilities	**19**	41,292	31,993
- deferred revenues		4,737	1,385
Total current liabilities		63,207	47,494
Non-current liabilities			
- shareholder entitlement to potential tax benefits	**20**	-	18,161
- deferred taxes	**10**	17,930	21,062
- pension accrual	**21**	4,625	3,761
- other non-current liabilities		78	182
Total non-current liabilities		22,633	43,166
Shareholders' equity	**22**		
- ordinary shares, at par € 0.10 (issued 89,619,446 shares)		8,962	3,801
- convertible preferred shares, at par € 0.10		-	3,528
- additional paid in capital		617,844	452,022
- treasury shares		-	(251)
- foreign currency adjustment, net of recognition of deferred tax, and changes in financial instruments		(16,234)	(26,885)
- accumulated result (deficit)		(112,912)	(127,557)
- result (loss) current year		(21,840)	(4,970)
Total shareholders' equity		475,820	299,688
Total equity and liabilities		**561,660**	**390,348**

Consolidated statement of cash flows

(in thousands of euros)	Notes	Year ended December 31, 2005	Year ended December 31, 2004[1]
Cash flow from operating activities			
Operating results		(24,170)	(7,485)
Depreciation and amortization		52,330	40,116
Changes in non-current liabilities		164	904
Changes in net working capital and other changes		3,731	(6,594)
Share based compensation credited to equity		19,444	4,585
Cash generated from operations		51,499	31,526
Interest received		1,363	436
Interest paid		(584)	(1,635)
Tax paid		(1,352)	(642)
Net cash from operating activities		50,926	29,685
Capitalization of databases and tools		(32,864)	(59,695)
Net cash from/(used in) operating activities after capitalization databases and tools		18,062	(30,010)
Cash flow from investing activities			
Investments in subsidiaries, net of cash acquired		(6,600)	(84,930)
Purchase of property and equipment		(5,931)	(5,494)
Purchase of databases		(241)	-
Net cash used in investing activities		(12,772)	(90,424)
Cash flow from financing activities			
Repayment of long-term borrowing		-	(14,000)
Issue of ordinary shares		145,379	-
Issue of preferred convertible shares		-	168,299
Exercise of stock options		5,427	841
Net cash from financing activities		150,806	155,140
Net increase (decrease) in cash and cash equivalents from continuing operations		156,096	34,706
Net cash flow from operating activities discontinued operations		384	1,521
Cash flow from investing activities discontinued operations		(605)	(765)
Net increase (decrease) in cash and cash equivalents from discontinued operations		(221)	756
Total increase (decrease) in cash and cash equivalents		155,875	35,462
Cash and cash equivalents at the beginning of the period		44,920	9,458
Cash and cash equivalents at the end of the period	13	200,795	44,920

(1) The figures as of and for the year ended December 31, 2004 have been restated to reflect the retrospective application of IFRS 2 share-based payment transactions, and the sale of Tele Atlas India Ltd, which is presented as a discontinued operation.

Consolidated statement of changes in shareholders' equity

(In thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Additional paid-in capital	Treasury shares	Foreign currency adjustment, net of re-cognition of deferred tax, and changes in financial instruments	Accumu-lated deficit	Total
Balance as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Effect of adopting IFRS 2	-	-	-	-	-	(27)	(27)
Share-based compensation	-	-	-	-	-	27	27
Restated as at January 1, 2004	**3,801**	**-**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**
Foreign currency adjustment	-	-	-	-	(12,267)	-	(12,267)
Recognition of deferred tax on foreign currency difference on intercompany loans	-	-	-	-	15,031	-	15,031
Changes in valuation of financial instruments	-	-	-	-	655	-	655
Total income for the year recognized in equity	-	-	-	-	3,419	-	3,419
Net result for 2004	-	-	-	-	-	(4,970)	(4,970)
Total income for the year	-	-	-	-	3,419	(4,970)	(1,151)
Issue of preference shares	-	3,528	164,771	-	-	-	168,299
Exercise of options	-	-	-	419	-	422	841
Share-based compensation	-	-	-	-	-	4,585	4,585
Balance as at December 31, 2004	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Balance as at January 1, 2005	**3,801**	**3,528**	**452,022**	**(251)**	**(26,885)**	**(132,527)**	**299,688**
Foreign currency adjustment	-	-	-	-	17,130	-	17,130
Tax on currency adjustments and effect of changes in tax rates	-	-	-	-	(9,951)	-	(9,951)
Total income for the year recognized in equity	-	-	-	-	7,179	-	7,179
Net result for 2005	-	-	-	-	-	(21,840)	(21,840)
Total income for the year	-	-	-	-	7,179	(21,840)	(14,661)
Conversion of preference shares into ordinary shares	3,528	(3,528)	-	-	-	-	-
Issue of ordinary shares	1,497	-	160,953	-	-	-	162,450
Exercise of options	136	-	4,869	251	-	171	5,427
Share based compensation	-	-	-	-	-	19,444	19,444
Tax on items charged or credited to equity	-	-	-	-	3,472	-	3,472
Balance as at December 31, 2005	**8,962**	**-**	**617,844**	**-**	**(16,234)**	**(134,752)**	**475,820**

Please also refer to note 22 of these financial statements.

Notes to the consolidated financial statements

0. Corporate information

Tele Atlas is a worldwide leading provider of detailed geographic databases. Its products are used in a broad spectrum of applications, ranging from route planners and road maps to advanced location based applications and services.

Tele Atlas N.V. is a stock corporation, incorporated in The Netherlands, with its registered seat in Amsterdam, The Netherlands. Its shares are traded on the Amsterdam Stock Exchange and the Frankfurt Stock Exchange.

The consolidated financial statements of Tele Atlas N.V. for the year ended December 31, 2005 were authorized for issue in accordance with a resolution of the Supervisory Board on February 28, 2006. Balance sheets are presented before appropriation of results.

1. Basis of preparation

The consolidated financial statements are prepared under the historical cost convention, except for financial assets classified as 'financial assets designated at fair value through profit or loss'. Assets and liabilities are stated at face value unless indicated otherwise. All amounts are stated in thousands of euros, unless indicated otherwise.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS's as adopted by the European Union.

Consolidation principles

The consolidated financial statements include the accounts of Tele Atlas N.V. and all its subsidiaries over which it exercises effective control, after the elimination of all material intercompany transactions and balances. Subsidiaries are consolidated as from the date the parent company obtains control until such time as control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as those for Tele Atlas N.V., using consistent accounting policies. Adjustments are made to conform any dissimilar accounting policies.

The following fully owned companies are consolidated in the financial statements:

- Bene-Fin B.V. (The Netherlands)
- Tele Atlas Data 's-Hertogenbosch B.V. (The Netherlands)
- Tele Atlas North America Holding B.V. (The Netherlands)
- Tele Atlas Survey B.V. (The Netherlands)
- Tele Atlas Deutschland GmbH (Germany)
- Tele Atlas Data Gent N.V. (Belgium)
- Tele Atlas North America Inc (United States)
- Tele Atlas Canada (Canada)
- Tele Atlas Iberia SL (Spain)
- Tele Atlas UK Ltd (United Kingdom)

- Tele Atlas GmbH (Austria)
- Tele Atlas Schweiz AG (Switzerland)
- Tele Atlas France SARL (France)
- Tele Atlas Italia Srl (Italy)
- Tele Atlas Scandinavia ApS (Denmark)
- GeoInvent Sp. z o.o. (Poland)

2. Changes in accounting policies and first time application of accounting policies

The following changes in accounting policies have been incorporated in these financial statements.

IFRS 2 Share-based Payment

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after January 1, 2005. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees. The revised accounting policy for share-based payments is described under Significant accounting policies – Share based payments.

The main impact of IFRS 2 on the Company is the recognition of an expense and a corresponding entry to equity for share options. The Company has applied IFRS 2 retrospectively and has applied the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the Group has applied IFRS 2 only to equity settled awards granted after November 7, 2002 that had not vested on January 1, 2005. The effect of the revised policy was a decrease in consolidated current year profits by €19,444 (net of tax €18,845) (2004: €4,585 (net of tax €4,585)) due to an increase in the employee benefits expense included in the personnel expenses with a corresponding increase in equity. The effect of the revised policy due to the adoption of IFRS 2 on current year basic and diluted earnings per share is an increase in the loss per share by €0.43 to €0.49 (2004: €0.12 increase in loss per share).

IAS 38 Intangible assets

In March 2004, the International Accounting Standards Board issued a revised IAS 38. The revised IAS 38 applies to the accounting for intangible assets acquired in business combinations after March 31, 2004, and to all other intangible assets for annual periods beginning on or after March 31, 2004. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset. The effect of the exclusion of the indirect costs and general overheads on the loss of 2005 was a reduction of approximately €3.3 million and on the basic and diluted earnings per share of €0.07. The accounting policy for intangible fixed assets is described under Significant accounting policies – Intangible fixed assets.

The following accounting policies, which were previously not applicable to Tele Atlas, were applied from January 1, 2005.

IAS 31 Interests in Joint Ventures

IAS 31 Interests in Joint Ventures, which was issued in December 2003, is applicable to annual periods beginning on or after January 1, 2005. IAS 31 applies to accounting for interests in joint ventures and has been applied in relation to a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish in 2005 the joint venture company Navigation Information Co Ltd. This is further described under Significant accounting policies - Investments. See also note 16.

IFRS 5 Non-current assets Held for Sale and Discontinued operations

IFRS 5 Non-current assets Held for Sale and Discontinued operations was issued in March 2004 and applies to annual periods beginning on or after January 1, 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the sale of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5 and has presented it as a discontinued operation. See also note 11.

3. Summary of significant accounting policies

The principal accounting policies adopted for the preparation of these consolidated financial statements are set out below. The accompanying notes are an integral part of the consolidated financial statements.

Foreign currencies

The functional and presentation currency of Tele Atlas N.V. and its subsidiaries in the Euro countries is the Euro (€). Transactions in foreign currencies are accounted for at the exchange rates prevailing as at the transaction date. Monetary assets and liabilities in foreign currencies are translated at exchange rates as at balance sheet date. Gains and losses resulting from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the Income Statement. However, translation differences on intercompany loans, which have the nature of a permanent investment, are accounted for directly in shareholders' equity. Current and/or deferred tax charges and credits attributable to those translation differences are also dealt with in shareholders' equity.

The functional currencies of subsidiaries outside the European Union are their respective domestic currencies. As at the reporting date, assets and liabilities are translated into the presentation currency at the exchange rates prevailing at the respective balance sheet dates. Goodwill and fair value adjustments arising on an acquisition of a foreign entity are treated as assets and liabilities of that foreign operation and translated at the closing rate. Income and expenses are translated at average exchange rates for the periods concerned. Resultant translation differences are charged or credited to shareholders' equity. On disposal of a foreign entity, the deferred cumulative amount recognised in shareholders' equity relating to that particular foreign operation shall be recognised in the Income Statement.

The following exchange rates were applied for the main non-euro currencies:

	Rate as at December 31, 2005	Average rate for the period	Rate as at December 31, 2004
USD	0.8460	0.7976	0.7339
GBP	1.4545	1.4598	1.4128
JPY ('000)	7.1917	7.2886	7.0671
CHF	0.6429	0.6463	0.6468
INR	0.0192	0.0182	0.0169
DKK	0.1342	0.1342	0.1344

Financial instruments

Financial instruments carried in the balance sheet consist of cash and cash equivalents, receivables, trade creditors, liabilities and borrowings. Tele Atlas N.V. uses derivative financial instruments such as foreign exchange contracts to hedge its risks associated with foreign currency fluctuations. It is the company's policy not to trade in financial instruments.

The fair value of forward exchange contracts is determined through independent appraisals.

For purposes of hedge accounting, hedges are classified into three categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; (b) cash flow hedges which hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; (c) hedges of a net investment in a foreign operation.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the net profit and loss. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the net profit and loss.

For fair value hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the instrument are taken directly to the net profit and loss for the period.

In relation to cash flow hedges which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss. When the hedged forecasted transaction affects the profit and loss, the associated gains and losses that had previously been recognized in equity are transferred to the net profit and loss in the same period.

Hedge accounting in relation to cash flow hedges is discontinued when the hedging instrument *expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.* At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on acquisitions after March 31, 2004 is not amortized and goodwill already carried on the balance sheet is not amortized after January 1, 2005. Goodwill already carried on the balance sheet was amortized over 10 years under IAS 22. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of each cash-generating unit, to which the goodwill relates.

Intangible fixed assets

Intangible fixed assets consist of geographic databases, production tools, customer relationships and trademarks. Intangible fixed assets are stated at historical cost, less accumulated amortization and impairment. Intangible assets acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. The Company capitalizes internally generated intangible fixed assets if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

The Company capitalises internally generated databases until it is determined that the database of an area has reached a level of completion at which activities are focused on maintaining and upgrading the database from which point capitalization is discontinued. The cost of capitalized internally generated geographic databases and tools includes all production and acquisition costs related to these assets. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38 which became effective January 1, 2005, these costs cannot be recognized as part of the cost of the asset. Intangible assets are amortized on a straight-line basis, based on the estimated economic life of the assets. Databases are amortized over a period of 10 years, after subsequent completion of the database release. Production tools, customer relationships and trademarks are amortized over 5 years. The Company reviews the amortization period at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of intangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Tangible fixed assets

Tangible fixed assets consisting of office and computer equipment and other items, are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis. Tangible fixed assets are depreciated, based on their estimated economic life, over 3-5 years. The Company reviews the depreciation period and the residual value at each financial year-end.

At each balance sheet date, the Company assesses any indication of impairment of tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Investments

The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. Two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method. The financial statements of the joint venture are prepared using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The Group has a minority interest in Infotech, which is included in the category 'financial assets designated at fair value through profit or loss'. Gains or losses on these investments are recognized in income.

Inventories

Inventories consisting of CD materials for navigation products are stated at the lower of acquisition price or production cost and net realizable value.

Accounts receivable

Accounts receivable are stated at face value less a valuation allowance for bad debts based on a review of all amounts outstanding as at year-end. An estimate for doubtful debts is made when there is objective evidence that the collection of the full amount is no longer probable.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term deposits that mature within 3 months. They are stated at face value.

Leases

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Provisions

Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Income Statement net of any reimbursement.

Post employment benefits

Tele Atlas has pension plans in the various countries where it operates. In most countries, a defined contribution plan is operated, limiting the employers' legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are charged to the Income Statement in the year to which they relate.

In Germany, Tele Atlas operates a defined benefit plan. Accumulated obligations are carried as pension liabilities in the balance sheet and are based on actuarial calculations using the projected unit credit method. Benefits paid are deducted from this liability, while additions are charged to the Income Statement.

In Italy all employees are paid a staff leaving indemnity on termination of their employment. Each year, the Group accrues an amount for each employee, based in part on the employee's remuneration and in part on the revaluation of amounts previously accrued. The indemnity has the characteristics of a defined contribution obligation and is an unfunded, but fully provided, liability.

The cost of providing benefits under the plans is determined separately for each plan. Actuarial gains and losses are recognized as income or expense immediately.

Share based payments

Employees and Supervisory Board members of the Company receive remuneration in the form of share-based payment transactions, whereby services are rendered as consideration for share options. Options granted under the Company's Option Plans vest over a period as determined in the Agreement with the optionee; vesting does not depend on performance criteria. Option Plans are further described in note 7 to the consolidated financial statements.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 7.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest taking into account expected attrition. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The Group has applied the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002 that had not vested on January 1, 2005.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. When equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares. As treasury shares are delivered from equity, the Company applies the FIFO method in determining the amount to be credited to equity.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The Company generates the majority of its revenues by licensing the geographic content and various additional characteristics of its database to customers. Licensing takes the form of selling products (generally CDs or DVDs) to end users for perpetual use, or licensing of the geographic content and various additional characteristics of the database to customers for a fixed period of time. Licensing to end-users for infinite use may be through the direct sale of products to these customers or through partners (often application developers). Revenue on these sales is recognized in the period when products are sold to the end-user. Where the geographic content and various additional characteristics of the database are licensed to customers for a fixed period of time, revenue will often depend on the use of the data by the customer, as reported by the customer or, when data are sold though a partner, by the partner. Royalty agreements often contain minimum royalty amounts and arrangements for upgrading the data. Revenue in these cases is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise. Depending on the revenue characteristics of the related agreement, revenue on these royalty agreements is recognized upfront or over the period of the agreement.

Government grants and subsidies

Grants and subsidies are recognized when there is reasonable assurance that the grant or subsidy will be received and all attaching conditions will be complied with. Grants or subsidies generally relate to expense items and are matched with the expenses which they intend to compensate.

Financial income and expenses

Interest income and interest expenses are recognized on an accrual basis.

Income taxes

Income tax expense is computed on the pre-tax income for financial accounting purposes. Deferred tax liabilities are recognized for all temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised.

Deferred tax is provided for using the liability method on temporary differences arising from the different treatment of items for financial accounting and taxation purposes. Deferred tax is calculated at tax rates which are expected to apply for the periods when temporary differences are expected to reverse.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Use of estimates

The preparation of Tele Atlas N.V.'s consolidated financial statements requires management to make estimates and assumptions that influence the reported amounts in the financial statements. Actual results might differ from those estimates.

4. Segment Information

Tele Atlas' primary reporting format is geographical segments. The Company is active in only one business segment. The geographic segments are based on the location of customers. Revenues and operating result (loss) from areas outside of Europe and North America are included in revenues and operating result (loss) for Europe. Revenues are generally allocated to either the Europe or North America geographic segments, based on the location of the customers. When we sell map data covering the geography of one region to customers in a different region, we allocate a portion of the revenues from the sale to the geographic segment which generated the data to compensate that region for the costs of the creation and maintenance of the data. Expenses related to corporate activities, such as the offices of the chief executive officer and chief operating officer, the corporate finance and accounting, marketing and technology staffs, are allocated evenly between Europe and North America.

(In thousands of euros)	Europe		North America		Corporate and other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	145,258	98,692	54,810	28,990	-	-	200,068	127,682
Operating result	(661)	13,545	(23,509)	(21,030)	-	-	(24,170)	(7,485)
Total assets (excluding cash balances) (1)	184,695	189,405	161,094	134,732	15,076	21,291	360,865	345,428
Total liabilities (1)	51,489	35,533	13,378	12,350	20,973	42,777	85,840	90,660
Capital expenditure (including internally generated databases and tools)	12,380	35,657	26,656	29,532	-	-	39,036	65,189
Depreciation, amortization	32,234	29,606	20,096	10,510	-	-	52,330	40,116

(1) Included in total assets and total liabilities of Europe as at December 31, 2004 were assets and liabilities relating to our Indian operation, which was sold in 2005, of €2,899 and €641 respectively.

Revenues per Segment

The company operated within one line of business. The following revenue split can be determined:

(In thousands of euros)	Europe		North America		Total	
	2005	2004	2005	2004	2005	2004
In-car navigation	44,705	31,821	8,171	5,132	52,876	36,953
Data products navigation	27,156	24,419	-	-	27,156	24,419
Personal navigation	56,184	28,709	6,132	4,704	62,316	33,413
Enterprise and government	11,123	7,230	33,688	15,574	44,811	22,804
Other segments	6,090	6,513	6,819	3,580	12,909	10,093
Total sales	145,258	98,692	54,810	28,990	200,068	127,682

5. Business Combination

On October 6, 2005 the Company acquired 100% of the share capital in PPWK GeoInvent in an all-cash transaction. PPWK GeoInvent is a Warsaw, Poland based spatial information engineering company and is a leader in integrated mobile mapping technology. Based on their unaudited financial statements PPWK GeoInvent generated for the fiscal year ended December 31, 2004 revenues of PLN 12,310 thousand and reported an EBITDA of PLN 2,678 thousand.

The carrying amount of the assets and liabilities immediately before the acquisition were PLN 4,730 thousand and PLN 4,594 thousand respectively. The fair values of the identifiable assets and liabilities of PPWK GeoInvent as at the date of the acquisition were:

(In thousands)	PLN	€
Software	2,593	662
Other Assets	4,205	1,073
	6,798	1,735
Liabilities	(4,594)	(1,173)
Fair value of net assets	2,204	562
Goodwill arising on acquisition	22,424	5,726
	24,628	6,288
Consideration:		
Paid in cash	23,276	5,943
Costs associated with the acquisition	1,352	345
	24,628	6,288

The results of operations of PPWK were consolidated from October 6, 2005 onward. The impact on Tele Atlas' result was a loss of €198. If the combination had taken place at the beginning of the year, the result of the Company would have been a loss of €22.2 million and revenue from continuing operations would have been €200.8 million.

6. Personnel expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Permanent employee expenses:		
- wages and salaries	72,014	61,586
- social security costs	14,700	12,719
- share based compensation	19,444	4,585
- pension costs	2,891	2,607
- other (including recruitment and training costs)	4,593	2,532
Total permanent employee expenses	113,642	84,029
Temporary employee expenses	3,080	1,346
Total personnel expenses	**116,722**	**85,375**

Pension costs consist of the cost of defined contribution plans of €1,908 (2004: €1,322) and of defined benefit plans of €983 (2004: €1,285). The cost for defined benefit plans includes interest of €148 (2004: €130). The 2005 service costs were €514 (2004: €371) whereas actuarial losses amounted to €321 (2004: €784).

At December 31, 2005 the Tele Atlas Group had 1,391 full time employees worldwide (December 31, 2004: 1,952). The decrease in the number of our employees compared to the end of 2004 is mainly due to the sale of our India operations.

Remuneration of Management Board and Supervisory Board

The remuneration charged to the income statement for Management Board members was as follows:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Short term employee benefits	494	456
Short term incentives	922	535
Post employment pension and medical benefits	70	93
Total	**1,486**	**1,084**

Management Board members have been granted options to purchase ordinary shares as follows:

- 2003: 600,000 options at a price of €0.99 each, exercisable before September 30, 2008;
- 2004: 1,400,000 options at a price of €5.54 each, exercisable before July 1, 2014; and
- 2005: 150,000 options at a price of €17.85 each, exercisable before July 1, 2015.

Options granted in 2003 have vested completely as at December 31, 2005. Options granted in 2004 and 2005 vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €3,156 (2004: €1,633).

During 2005 Management Board members exercised options over 550,000 ordinary shares at a price of €0.99 per share, with a total consideration received by the Group of €544 in cash. The total number of options held by Management Board members as at December 31, 2005 was 1,600,000.

Further details on the remuneration of the Management Board are set out on pages 16 to 19 of this Annual Report.

The remuneration for Supervisory Board members in 2005 was €134 (2004: €190). Supervisory Board members have been granted options to purchase ordinary shares as follows:

- 2004: 40,000 options at a price of €5.70 each, exercisable before July 1, 2014; and
- 2005: 105,000 options at a price between €12.85 and €21.02 each, exercisable before July 1, 2015.

Options vest over a period of 16 quarters from the date of the grant. The total IFRS 2 expense taken in connection with these grants in 2005 was €521 (2004: €65). During 2005 no options were exercised.

7. Share based compensation

In 2000 the Company adopted its Stock Option Plan 2000 under which options to purchase ordinary shares of the Company's stock may be granted to employees of the Company, its present and future subsidiaries and affiliated companies, and to other individuals designated by the Management Board and approved by the Supervisory Board to receive such options for their contributions to the growth and success of the Company and its subsidiaries. Options granted under the Stock Option Plan 2000 are exercisable immediately on the date of the grant, at an exercise price equal to the fair market value of the underlying shares of the Company on the date of the grant. Options granted under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee, within a five year period as from the date of the grant or, upon the optionee's death and with the approval of the Management Board, by his successors within three months from the date of the optionee's demise.

In 2003, the Company adopted a new stock option plan for executive management. Under this plan, options were granted to four Management Board members to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started on September 1, 2003 and ended on September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

At the beginning of 2004, the Company formalized a stock option plan for officers, employees and certain consultants. The plan provides for optionees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ended September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period ending five years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders approved an increase in the ordinary shares available for employee stock option plans to an amount equal to ten percent of the Company's fully diluted shares (assuming exercise of all outstanding warrants and options). This increase became effective upon the closing of the financing on July 6, 2004. A new plan was approved which provides for the granting to employees and consultants of the Company the right to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period as determined in the option agreement with the optionee. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by or on behalf of the optionee over a period not to exceed 10 years from the date of the grant.

Stock option activity during 2004 and 2005 was as follows:

	January 1, 2004	Granted	Exercised	Forfeited	December 31, 2004	Granted and vested December 31, 2004	Expiry date	Exercise price
2000 Employee Plan	468,413	0	(111,557)	(64,565)	292,291	292,291	2005-2008	4.08 – 5.50
2003 Executive Plan	634,000	0	(34,000)	0	600,000	450,000	2008	0.99
2003 Employee Plan	0	624,152	(79,584)	(75,416)	469,152	359,364	2009	4.02
2004 Plan	0	4,084,566	(575)	0	4,083,991	543,071	2014	5.54-5.70
Total	1,102,413	4,708,718	(225,716)	(139,981)	5,445,434	1,644,726		
- Weighted Av Exercise Price	2.43	5.34	3.78	4.34	4.84	3.74		

	January 1, 2005	Granted	Exercised	Forfeited	December 31, 2005	Granted and vested December 31, 2005	Expiry date	Exercise price
2000 Employee Plan	292,291	0	(175,976)	(2,156)	114,159	114,159	2005-2008	4.08 – 5.50
2003 Executive Plan	600,000	0	(550,000)	0	50,000	50,000	2008	0.99
2003 Employee Plan	469,152	3,800	(258,528)	(4,700)	209,724	209,724	2009	4.02
2004 Plan	4,083,991	2,870,001	(522,338)	(89,375)	6,342,279	1,502,775	2014-2015	5.54-21.02
Total	5,445,434	2,873,801	(1,506,842)	(96,231)	6,716,162	1,876,658		
- Weighted Av Exercise Price	4.84	14.02	3.63	5.49	9.03	6.73		

The weighted average fair value of the options granted during the year was €11.22.

The expense recognized for share based compensation and recorded under personnel expenses with a corresponding entry in equity during the year ended December 31, 2005, including the expense in relation to stock options granted to certain consultants for services similar to employment services, is €19,444 (2004: €4,585). The fair value of share options granted is estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the years ended December 31, 2005 and December 31, 2004.

Dividend yield (%)	0%
Expected volatility (%)	78.7%-91.0%
Historical volatility (%)	78.7%-91.0%
Risk-free interest rate (%)	2.9%-4.3%
Expected life of option (years)	5-10

The exercise price of options is equal to the fair value of the shares on the date of the grant. Due to the lack of available historical data, the expected life of the options after vesting is based on the theoretical assumption that option holders will exercise their options at the end of the exercise period. This is not necessarily indicative of actual exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of option grants were incorporated into the measurement of fair value.

8. Other operating expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Housing, IT and communication cost	14,534	11,353
Marketing	7,694	6,587
Source material	5,227	4,154
Outsourcing cost	15,350	5,161
Travel and other cost	16,838	25,589
Total	**59,643**	**52,844**

9. Financial income and expenses

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Interest income	1,505	356
Interest expense	(218)	(1,409)
Other financial expenses	(366)	(635)
Currency translation gains/(losses)	(226)	(1,833)
Total	**695**	**(3,521)**

10. Income tax

Major components of income tax expense for the years ended December 31, 2005 and 2004 are:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Current income tax	(2,715)	(1,324)
Adjustments in respect of current income tax of previous years	(30)	(90)
Deferred income tax relating to origination and reversal of temporary differences	(2,136)	(1,314)
Recognition of tax asset not previously recognized	5,913	7,679
Adjustments in respect of deferred income tax of previous year	(384)	280
Income tax benefit/(charge)	**648**	**5,231**

The aggregate net amount of current and deferred tax relating to items charged or credited to equity in 2005 was €6,479. This includes the estimated tax benefit which is expected to be realized on tax deductible expenses in relation to share-based compensation to the extent that these deductible expenses exceed the expense recognized in the Income Statement.

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Accounting result before tax from continuing operations	(22,267)	(11,006)
Result before tax from discontinued operations	(221)	805
Accounting result before income tax	(22,488)	(10,201)
Tax at weighed statutory tax rate of 34% (2004: 34%)	7,618	3,457
Adjustment in respect of current income tax of previous years	(30)	(90)
Adjustment in respect of deferred income tax of previous years	5,529	7,959
Losses for which no tax asset has been recognized	(6,438)	(3,679)
Non-deductible expenses, including IFRS 2 expenses	(5,581)	(1,941)
Other	(450)	(475)
	648	**5,231**

Deferred tax assets mainly relate to future benefits from tax loss carry forwards in The Netherlands, to the extent that it is likely that these benefits will occur. Movements in deferred tax assets are as follows:

(In thousands of euros)	Year ended December 31, 2005	Year ended December 31, 2004
Balance as at January 1,	21,291	-
Additions to/deductions from deferred tax assets	(6,215)	21,291
Balance as at December 31,	**15,076**	**21,291**

Deferred tax liabilities relate mainly to temporary differences in relation to the valuation of databases in Germany and Belgium. Movements in deferred tax liabilities are as follows:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Balance as at January 1	21,062	21,447
Additions to/deductions from deferred tax liabilities	(3,132)	(385)
Balance as at December 31	**17,930**	**21,062**

The Company's tax balances consist of:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Deferred income tax asset	15,076	21,291
Current income tax liability	(3,043)	(1,437)
Deferred income tax liability	(17,930)	(21,062)
Total	**(5,897)**	**(1,208)**

As at December 31, 2005 Tele Atlas N.V. and its subsidiaries had remaining tax loss carry forwards amounting to € 54.9 million net of temporary differences (2004 restated: €63.4 million), mainly in The Netherlands and the USA for which no tax asset has been recognized yet. The losses which arose in the period 2000 till 2005 are available for 20 years for offset against taxable profits.

11. Discontinued operation

On March 23, 2005 the Company sold its Indian subsidiary Tele Atlas India Private Ltd. ("Tele Atlas India") in an all-cash transaction to Infotech Enterprises Ltd. for €1.2 million. The net result on the sale after deducting transaction expenses and taxes was a loss of €0.4 million.

Tele Atlas India did not have any revenues to third parties. The net result of operations for

2005 consisting of operational expenses (€1.5 million) net of internal charges to the European and North American organization (€1.7 million) was a profit of €0.2 million (2004: €0.8 million). Operating expenses included depreciation and amortization of €0.2 million (2004: €0.7 million). The tax charge on operating results for 2005 was €0.0 million.

12. Earnings per share

Earnings per share are calculated by dividing the net result for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding (adjusted for treasury shares) during the year. The weighted average number of ordinary shares outstanding during 2005 was 44,820,133 (2004: 37,716,789 shares).

Diluted earnings per share are calculated by dividing the net result attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of dilutive convertible preference shares, warrants and options to the extent that these options have vested, unless the result of such calculation would be anti-dilutive.

Since in 2005 and 2004 the net result of the group was negative, the effect of adjusting the number of shares for the convertible preference shares and options would be anti-dilutive and consequently diluted earnings per share equals basic earnings per share.

13. Cash and cash equivalents

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Cash at bank and on hand	108,898	3,507
Short term bank deposits	91,897	41,413
Total	**200,795**	**44,920**

14. Accounts receivable

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Trade accounts receivable	36,194	26,840
Unbilled royalty revenue	5,811	8,030
Total	**42,005**	**34,870**

15. Prepaid expenses and other current assets

Other receivables consist of VAT recoverable, prepaid insurances, advances and other prepaid expenses.

16. Investments

In April 2005, the Company used the proceeds of the sale of its Indian operation to purchase 250,000 shares in Infotech for an initial amount of €1,250. The resulting minority shareholding is accounted for in the balance sheet at fair value with resulting gains and losses being included in the Income Statement. The change in fair value in 2005 was €1,304.

In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS. The Company has decided to account for the joint venture, to which an initial contribution of €323 was made during the first quarter of 2005, using the equity method. The share in the loss of the joint venture in 2005 was €96.

17. Tangible fixed assets

(In thousands of euros)	Office and computer equipment	Other	Total
Net book value as at January 1, 2005	7,742	2,389	10,131
Acquisition of subsidiary	194	223	417
Additions	5,238	693	5,931
Discontinued operation and other disposals	(840)	(425)	(1,265)
Depreciation	(4,337)	(904)	(5,241)
Exchange differences	437	189	626
Net book value as at December 31, 2005	**8,434**	**2,165**	**10,599**
Cumulative cost as at January 1, 2004	27,832	5,604	33,436
Less: accumulated depreciation as at January 1, 2004	(22,794)	(3,594)	(26,388)
Net book value as at January 1, 2004	**5,038**	**2,010**	**7,048**
Cumulative cost as at December 31, 2004	32,050	6,191	38,241
Less: accumulated depreciation as at December 31, 2004	(24,308)	(3,802)	(28,110)
Net book value as at December 31, 2004	**7,742**	**2,389**	**10,131**
Cumulative cost as at December 31, 2005	32,558	5,798	38,356
Less: accumulated depreciation as at December 31, 2005	(24,124)	(3,633)	(27,757)
Net book value as at December 31, 2005	**8,434**	**2,165**	**10,599**

18. Intangible fixed assets

(In thousands of euros)	Databases and Tools	Goodwill	Other	Total
Net book value as at January 1, 2005	245,021	14,549	15,648	275,218
Acquisition of subsidiary	-	5,726	717	6,443
Additions	32,864	-	-	32,864
Purchase of databases	241	-	-	241
Amortization	(43,262)	-	(3,827)	(47,089)
Exchange differences	11,991	2,170	2,183	16,344
Net book value as at December 31, 2005	**246,855**	**22,445**	**14,721**	**284,021**
Cumulative cost as at January 1, 2004	346,683	31,153	-	377,836
Less: accumulated amortization as at January 1, 2004	(118,160)	(13,597)	-	(131,757)
Less: accumulated impairment losses as at January 1, 2004	(45,091)	(16,909)	-	(62,000)
Net book value as at January 1, 2004	**183,432**	**647**	**-**	**184,079**
Cumulative cost as at December 31, 2004	441,736	45,354	17,550	504,640
Less: accumulated amortization as at December 31, 2004	(159,246)	(13,896)	(1,902)	(175,044)
Less: accumulated impairment losses as at December 31, 2004	(37,469)	(16,909)	-	(54,378)
Net book value as at December 31, 2004	**245,021**	**14,549**	**15,648**	**275,218**
Cumulative cost as at December 31, 2005	486,832	53,250	20,450	560,532
Less: accumulated amortization as at December 31, 2005	(201,585)	(13,896)	(5,729)	(221,210)
Less: accumulated impairment losses as at December 31, 2005	(38,392)	(16,909)	-	(55,301)
Net book value as at December 31, 2005	**246,855**	**22,445**	**14,721**	**284,021**

(In thousands of euros)	2005	2004
Additions to databases and tools can be broken down as follows:		
- source material acquired	4,275	4,154
- internally generated databases and tools	28,830	55,541
	33,105	**59,695**

Impairment testing of indefinite lived goodwill and review of previously recognized impairment loss

Goodwill acquired through the acquisition of GDT has been allocated to the North American region as a Cash Generating unit as defined under IAS 36. The carrying amount of goodwill as at December 31, 2005 was $19,351 (€16,371).

In 2003, the Company recognized an impairment loss on intangible assets and goodwill which had been allocated to the North American region. The amount of the impairment loss on databases and tools yet to be amortized as at December 31, 2005 was $45,381 (€38,392).

The recoverable value of the region has been determined based on a value in use calculation. Cash flow projections covering a period of ten years and a terminal value were developed by the Company. Management believes that this planning horizon is justified taking into account the long term nature of investments in its business. Projected pre-tax cash flows were discounted using Weighted Average Cost of Capital of 24.5%, which was based on an industry average capital structure.

The key assumptions on which management has based its cash flow projections to undertake the impairment testing of goodwill and the review of previously recognized impairment loss are as follows:

- revenue growth has been based on historic performance and detailed revenue planning for 2006. For subsequent years, growth is based on expected market growth and the expected development of Tele Atlas North America's market share.
- growth of cost of goods sold and sales related expenses has been estimated based on revenue growth.
- growth of other costs, including costs related to the database, has been estimated taking into account the expected cost savings resulting from the integration of GDT in the North American Tele Atlas organization, future plans in improving the database and expected cost of living increases.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties, returned products.

20. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management (IAM) B.V. which was granted further to the legal restructuring of the Tele Atlas Group in January, 2000. The loan was based on the potential tax benefits to the Tele Atlas Group of the tax depreciable base of intangible fixed assets as at December 31, 1999. Repayment of the loan was contingent upon the realization of these tax benefits over a 10-year period. Any remaining balance payable after this period would be forgiven. The loan did not bear interest. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet as at December 31, 2004 represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005 €2.1 million in benefits had been realized by Tele Atlas and was payable under the loan agreement.

On May 10, 2005 the Company entered into an agreement with IAM to convert a contingent loan into ordinary shares.

Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Supervisory Board. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the current payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

21. Pension accrual

Movements in pension liabilities were as follows:

(In thousands of euros)	As at December 31, 2005	As at December 31, 2004
Balance as at January 1,	3,761	2,606
Charged/released to Income Statement	983	1,285
Utilized	(119)	(130)
Balance as at December 31,	**4,625**	**3,761**

Pension liabilities relate to the deferred benefit plan in Germany and the staff leaving indemnity in Italy. There are no plan assets in relation to these plans. In connection with the defined benefit plans in Germany a discount rate of 4.2% was used, an assumed rate of salary increase of 3.0% and German mortality rates.

22. Shareholders' equity

Ordinary Share Capital

As at December 31, 2005 89,619,446 ordinary shares had been issued and fully paid up. As at December 31, 2005 the company held no ordinary shares as treasury stock.

Developments in ordinary shares during the year were as follows:

Number of ordinary shares issued and paid up as at January 1, 2005	38,013,897
Conversion of shareholder loan (note 20)	1,460,768
Conversion of preferred A shares	35,276,329
Issue of ordinary shares	7,246,403
Exercise of warrants	6,237,145
Exercise of stock options (note 7)	1,384,904
Balance as at December 31, 2005	89,619,446

Convertible Preferred A Shares

On November 12, 2005 the Meeting of Shareholders resolved to amend the articles of association of the Company, resulting in the abolishment of the Preferred A Shares and the rights associated thereto upon the completion of the offering of ordinary shares on November 22, 2005. The Preferred A Shares, which were issued in July 2004 to a consortium of investors, were each convertible into one Ordinary Share without further payment. Preferred A Shares would pay the same dividend, if any, as Ordinary Shares but were senior in liquidation preference. The prior approval of the meeting of holders of Preferred A Shares was required before the General Meeting of Shareholders could pass resolutions on certain matters, such as issuing new shares or rights to acquire shares, the limitation or exclusion of pre-emptive rights of shareholders, the acquisition by the Company of its own shares or the reduction of issued share capital, any distribution to shareholders or ordinary shares and amendments to the Company's articles.

The total issued number of Convertible Preferred A Shares as at December 31, 2004 was 35,276,329 with a value of €0.10 each. On November 22, 2005 35,276,329 Convertible Preference Shares were converted into the same number of Ordinary Shares.

Issue of ordinary shares

On November 22, 2005 the Company completed an offering of new ordinary shares on the Euronext Amsterdam Exchange. 7,246,403 Ordinary shares were issued at a price of €18.50 per share.

Warrants

Simultaneously with the issue of the Preference Shares to the investor consortium in 2004, 7,055,264 Warrants were issued to the consortium, each for the purchase of one Convertible Preferred A Share at a purchase price of €5.00. These were exercisable at any time until July 6, 2009.

Holders of a Warrant could elect (i) to exercise the Warrant, in whole or in part, in cash by payment of the exercise price of €5.00 per Preferred A Share ("Cash Exercise") or (ii) to require us to purchase the portion of the Warrants to be exercised against an amount equal to (x) the number of ordinary shares into which the Preferred A Shares issued upon exercise of the Warrants may be converted at the time of exercise ("Exercise Shares") multiplied by (y) the difference between the Implied Share Market Price, as defined in the terms of the Warrants, and the exercise price of €5.00 (the "Purchase Amount"); provided, however, that the Purchase Amount would not be paid by us to the Warrant holder but would remain outstanding. Immediately following such purchase by us, the Warrant holder was to purchase such number of Preferred A Shares from us as determined by dividing the Purchase Amount by the Implied Share Market Price for a per share purchase price of the Implied Share Market Price, such amount to be paid to the Company by set-off against the Purchase Amount ("Cashless Exercise")

Before the completion of the offering on November 22, 2005 the Company and the Selling Shareholders agreed to amend the terms and conditions of the Warrants, subject to the closing of the Global Offer to the effect that upon exercise of a Warrant the Warrant holders would purchase fully paid ordinary shares as opposed to Preferred A Shares. Immediately after the offering on November 22, 2005 all Warrants were exercised. Subsequently, 6,237,145 ordinary shares were issued.

23. Financial instruments

Financial risk management objectives and policies

The Company is exposed to market risk, including changes in currency exchange rates and uses derivatives in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Company carries out a significant proportion of its business in US dollars. The primary purpose of the Company's hedging activities is to protect its net cash flow in US dollars against the volatility in the rate of the US dollars against the Group currency, the euro.

Credit risk

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Derivative financial instruments

IAS 39, Financial Instruments: Recognition and Measurement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedging instruments must be adjusted to fair value through income. If the derivative is a hedging instrument, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in a separate component of equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

At December 31, 2005 and 2004 no derivative financial instruments were included in the balance sheet. The amount that was removed from equity and reported in the Income Statement in 2005 was €0 (2004: negative €655).

Credit risk exposures

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event of the counterparties fail to perform their obligations as of December 31, 2005 in relation to each class of recognized financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The Company's maximum credit risk exposure for derivative instruments is as follows. Foreign exchange contracts – the full amount of the foreign currency the Company will be required to pay or purchase when settling the forward exchange contracts, should the counterparties not pay the currency they are committed to deliver to the Company. As of December 31, 2005, the notional principal amounts for foreign exchange contracts was €0 .

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is significant in relation to the Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and transactions are entered into with diverse creditworthy counterparties, thereby mitigating any significant concentration of credit risk.

24. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business. As at December 31, 2005 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain computer equipment under operating leases (the lessor effectively retains substantially all the risks and benefits of ownership of the leased items). As at December 31, 2005, the minimum annual lease commitments based on contractually agreed lease terms were as follows:

(In thousands of Euros)	
Within one year	14,172
After one year but no more than five years	21,338
More than five years	3,408

Rental expenditure for the year ended December 31, 2005 amounted to €14,631.

Finance lease commitments

The group has finance leases for cars. The net book value of the assets related to these leases is €127. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments as at December 31, 2005 are as follows:

(In thousands of Euros)	Minimum payments	Present value of payments
Within one year	119	116
After one year but no more than 5 years	30	29
Total minimum lease payments	149	
Less amounts representing finance charges	4	
Present value of minimum lease payments	145	145

Source material commitments

As at December 31, 2005 Tele Atlas N.V. had commitments in relation to the acquisition of source material of €5,071, of which €2,949 arises in 2006.

25. Shareholders positions of Statutory Directors and Supervisory Board

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as at December 31, 2005.

Statutory Directors Tele Atlas N.V.	Shares	Vested Options
Alain De Taeye	28,369	296,875
George Fink	-	296,875

Supervisory Board	Shares	Vested Options
Wim Dik	300	625
Bandel Carano	-	2,500
Charles Cotton	-	10,000
Holger von Hebel	-	-
Peter Morris	-	2,500
George Schmitt	-	10,000
Joost Tjaden	8,563	2,500

Other Information

Independent auditors' report

Introduction

We have audited the consolidated financial statements of Tele Atlas N.V., Amsterdam, and its subsidiaries for the year 2005, which comprise the consolidated income statements, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and the related notes, prepared in accordance with International Financial Reporting Standards as adopted by the EU. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the Report of the Management Board is consistent with the consolidated financial statements.

Eindhoven,

for Ernst & Young Accountants

L.J. Wortel P.M. van der Zanden

Appropriation of results

Pursuant to Article 18 of the articles of association, the Company may make distributions only to shareholders insofar as its shareholders equity exceeds the amount of its paid up capital, increased by reserves, which shall be kept by virtue of the law. The profit appearing from the profit and loss account adopted by the meeting of shareholders shall be at the disposal of the meeting of shareholders. Any resolution to distribute profit to shareholders is subject to the prior approval of the meeting of preferred A shares outstanding.

Where a dividend is declared or a distribution from general reserves is made such dividend or distribution will allocated between the class of ordinary shares and the class of preferred A shares as if the preferred A shares had already been converted into ordinary shares.

Losses for the year are deducted from the accumulated result.